QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

[TMP WORLDWIDE INC. Letterhead]

                                    , 2003

Dear Fellow Stockholder,

        I am pleased to inform you that the board of directors of TMP Worldwide Inc. ("TMP") has approved a pro rata distribution to TMP's stockholders of 100% of the outstanding shares of common stock of TMP Worldwide Search, Inc. ("Executive Resourcing") which is currently a wholly-owned subsidiary of TMP. Executive Resourcing will own and operate the eResourcing and Executive Search businesses of TMP. Immediately following the distribution, you will continue to own your shares of TMP as well as the new shares of Executive Resourcing.

        The distribution, commonly referred to as a "spin-off," is expected to take place on or about                , 2003. The spin-off is intended to be tax-free to TMP stockholders, except for cash received in lieu of any fractional share interests. Each TMP stockholder as of the close of business on                , 2003, the record date for the distribution, will receive one Executive Resourcing share for every    shares of TMP common stock held on that date. Executive Resourcing common shares are expected to be admitted for trading on The Nasdaq National Market under the symbol "            " following completion of the distribution. Immediately after the spin-off is completed, TMP will not own any shares of Executive Resourcing common stock, and Executive Resourcing will be an independent public company.

        We believe that the distribution is in the best interests of TMP stockholders. The spin-off is intended to separate the eResourcing and Executive Search businesses from TMP's Monster, Advertising and Communications and Directional Marketing businesses in order to enable each of TMP and Executive Resourcing to compete effectively without negatively affecting the other's businesses and to adopt strategies that will enhance each company's growth opportunities and prospects.

        The enclosed information statement describes the distribution and provides important financial and other information about Executive Resourcing. Please carefully read the enclosed information statement, including the risk factors beginning on page 11.

        You do not have to vote, or take any other action, in order to receive your Executive Resourcing shares. You will not be required to pay anything or to surrender your TMP shares. Account statements reflecting your ownership of Executive Resourcing shares will be mailed to record holders of TMP stock shortly after                            , 2003. If you are not a record holder of TMP stock, your Executive Resourcing shares should be credited to your account with your stockbroker or nominee on or about                            , 2003. Following the distribution, you may also request physical stock certificates if you wish. Information for making that request will be furnished with your account statement.

Sincerely,
Andrew J. McKelvey Chairman and CEO

[TMP WORLDWIDE SEARCH, INC. Letterhead]

                            , 2003

Dear Stockholder,

        It is my pleasure to welcome you as a stockholder of TMP Worldwide Search, Inc. ("Executive Resourcing"), which will be spun-off from TMP Worldwide Inc. and will be publicly traded for the first time on or about                            , 2003. We anticipate that the stock will be admitted for trading on The Nasdaq National Market under the symbol "            ."

        We are committed to serving your interests as a stockholder of Executive Resourcing. While we will soon begin our life as a new public company, our eResourcing and Executive Search businesses have a long history of excellence in offering a range of services in the area of human capital management, including mid-market recruitment, temporary contracting and project management, executive search, and career management and assessment. These services are provided through a network of offices in over 30 countries.

        As an independent public company we plan to create sustained growth in stockholder value by building on our existing strengths: our experienced management team, our global distribution network and a proven capability in a range of high margin professional service categories, including accounting, banking and finance, technology, engineering, scientific, legal and human resources. We have further opportunities through development of our geographic markets and expansion in the range and depth of our service offerings.

        Our entire management team is united in the aim to distinguish Executive Resourcing as a global leader through innovative solutions that deliver superior value to our clients and candidates. As Mr. McKelvey mentioned in TMP's letter to you, the purpose of this transaction is to separate the Executive Resourcing businesses from TMP's remaining businesses. We believe that Executive Resourcing will benefit by being able to focus closely on the development of its businesses.

        We hope that you, as a stockholder of Executive Resourcing, will share our enthusiasm for this opportunity. I invite you to learn more about Executive Resourcing and our strategy as an independent public company in the attached Information Statement.

Sincerely,
Jon F. Chait Chairman and CEO

PRELIMINARY AND SUBJECT TO COMPLETION, DATED DECEMBER 19, 2002

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

INFORMATION STATEMENT

TMP WORLDWIDE SEARCH, INC.

DISTRIBUTION OF APPROXIMATELY
[                        ] SHARES OF COMMON STOCK

        We are furnishing this information statement to the stockholders of TMP Worldwide Inc. ("TMP") in connection with TMP's distribution of all the outstanding shares of common stock of TMP Worldwide Search, Inc. ("Executive Resourcing") to the holders of TMP's common stock. As of the date of this information statement, TMP owns all of our outstanding common stock.

        We expect the distribution to occur on or about                            , 2003. If you are a holder of record of TMP common stock at the close of business on                             , 2003, which will be the record date for the distribution, you will be entitled to receive one share of our common stock for every    shares of TMP common stock that you hold on the record date.

        No stockholder approval of the distribution is required or sought. TMP is not asking you for a proxy and you are requested not to send us a proxy.

        You will not be required to pay for the shares of our common stock received by you in the distribution, to surrender or to exchange your shares of TMP common stock in order to receive our common stock or to take any other action in connection with the distribution. The distribution will be tax-free to you, except for any cash received in lieu of fractional shares, and prior to the distribution, TMP will have received a private letter ruling from the Internal Revenue Service (the "IRS") or, in the absence of such ruling, an opinion from Baker & McKenzie, special tax counsel to TMP, to that effect.

        No current public trading market exists for our common stock, although it is expected that a "when issued" trading market may develop on or shortly before the record date for the distribution. We have applied for our common stock to be traded on The Nasdaq National Market under the symbol "            ".

        Owning shares of Executive Resourcing will involve risks. In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 11.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

        If you have inquiries related to the distribution, you should contact TMP's transfer agent, The Bank of New York, at 101 Barclay Street, New York, New York 10286, telephone (212) 815-4197. The date of this information statement is                            , 2003.

i

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51
BUSINESS	52
General	52
Industry Overview	52
Our Human Capital Solutions	53
Strategy	54
Sales and Marketing	54
Clients	55
Competition	55
Employees	55
Properties	55
Legal Proceedings	55
MANAGEMENT	56
Executive Officers and Directors	56
Committees of the Board of Directors	56
Compensation of Directors	56
Compensation Committee Interlocks and Insider Participation	56
Compensation of Executive Officers	57
Option Grants in Last Fiscal Year	57
Option Values for 2001	57
Long Term Incentive Plan	57
Employment Agreements	58
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	58
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	59
DESCRIPTION OF CAPITAL STOCK OF EXECUTIVE RESOURCING	61
Executive Resourcing common stock	61
Executive Resourcing preferred stock	61
CERTAIN ANTI-TAKEOVER EFFECTS	62
Delaware Anti-Takeover Law	62
LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS	63
INDEPENDENT ACCOUNTANTS	63
ADDITIONAL INFORMATION	63
INDEX TO COMBINED FINANCIAL STATEMENTS	F-1

ii

SUMMARY

        The following is a summary of certain information contained elsewhere in this information statement concerning the distribution of the common stock of TMP Worldwide Search, Inc. ("Executive Resourcing") to TMP Worldwide Inc. stockholders. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information, including the financial statements and notes thereto, set forth elsewhere in this information statement. We encourage you to read the entire document. Prior to the distribution, Executive Resourcing will reincorporate in Delaware. Unless the context otherwise requires, references in this information statement to "we", "us", "Executive Resourcing" or "the Company" shall mean TMP Worldwide Search, Inc. and its subsidiaries, and references to "TMP" shall mean TMP Worldwide Inc. and its subsidiaries, exclusive of Executive Resourcing. Executive Resourcing's historical financial data is not comparable among the periods presented due to the effects of (i) acquisitions accounted for as purchases and (ii) goodwill amortization in all periods except the nine months ended September 30, 2002, a goodwill impairment charge recorded during the nine months ended September 30, 2002 and business reorganization and other special charges recorded during the nine months ended September 30, 2002 and the year ended December 31, 1999. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company

        We are one of the world's largest specialized staffing and executive search firms. We provide selection services on a permanent, contract and temporary basis, as well as executive search and career management services to clients operating in a wide range of sectors. We focus on mid-level executives in specialized professional areas and at the senior executive level. We currently employ approximately 4,000 employees in 31 countries. We are organized into two divisions, eResourcing and Executive Search.

        eResourcing.    Our eResourcing division primarily focuses on mid-market executive search and professional temporary and contract businesses. We focus on mid-level executives and professionals who typically earn between $50,000 and $150,000 annually, and possess the set of skills and/or profile outlined by our clients. In the case of the temporary and contracting business, we place professionals and executives in temporary assignments that can range from one day to more than 12 months. Our sales strategy focuses on clients operating in particular sectors, such as health care, financial services, and technology and communications. We supply candidates in a variety of specialist fields such as law, accounting, banking and finance, health care, engineering, technology and scientific, regardless of contract length. We use both traditional and interactive methods to select potential candidates for our clients, employing a suite of products which assess talent and help predict whether a candidate will be successful in a given role.

        Within the eResourcing division, we also provide a variety of other services, including career management, executive assessment and coaching, and human resources consulting. These service offerings are growing rapidly and, we believe, will help balance the cyclical nature of our core offerings. These services allow us to offer clients a comprehensive set of human capital management services, ranging from temporary workers, to assessment or coaching of permanent staff, to recruitment or search for permanent workers, to outplacement.

        eResourcing operates on a global basis with our revenues divided approximately evenly among North America, Europe and the Asia/Pacific region, primarily Australia and New Zealand.

        Executive Search.    We offer an advanced and comprehensive range of executive search services aimed at finding the appropriate executive or professional for a wide range of clients operating in sectors such as health care, technology, financial services, retail and consumer and industrial. We also have an active practice in assisting clients who desire to augment their boards of directors. Our executive search service identifies senior executives who typically earn in excess of $150,000 annually.

        Executive search operates on a global basis with our revenues primarily derived in North America and the remainder primarily in Europe.

        Some of our businesses have operated for more than 20 years, and we were founded in 1987. We have been operated as divisions of TMP since 1998. Our executive offices are located at 622 Third Avenue, New York, New York 10017. Our telephone number is (212) 351-7000 and our Internet address is http://www.            .com.

Overview of the Distribution

        TMP is spinning off all of the common stock of Executive Resourcing by way of a pro rata distribution to TMP's stockholders. Executive Resourcing will have one class of common stock with equal voting rights. Following the distribution, we will be an independent, publicly-held company and TMP will own no shares of our capital stock. TMP will continue to own and operate TMP's Monster, Advertising and Communications and Directional Marketing businesses.

        The distribution is intended to separate the eResourcing and Executive Search businesses from the remaining TMP businesses in order to enable each of TMP and Executive Resourcing to compete effectively without negatively affecting the other's businesses and to adopt strategies to enhance each company's growth opportunities and prospects. TMP's management and board of directors believe that separating Executive Resourcing from TMP will provide the following benefits:

  •
  Enhanced Management Focus. The management team of each of TMP and Executive Resourcing will be better able to focus on each company's respective operations, strategic direction and core businesses as well as pursue growth opportunities, which TMP believes will help maximize value over the long term for both TMP and Executive Resourcing stockholders.

  •
  Enhanced Ability to Attract and Retain Key Employees. Executive Resourcing will have a greater chance of attracting and retaining qualified employees if employee equity compensation is directly related to the operation and success of Executive Resourcing as an independent entity.

  •
  Permit Investors to Better Evaluate Company Performance. Stockholders of Executive Resourcing and TMP will be better able to evaluate the financial performance of each company, thereby enabling increased investor focus.

Questions and Answers about the Distribution

  Q:
  Why is TMP separating its businesses?

  A:
  TMP's management and board of directors believes that the separation of Executive Resourcing from TMP is in the best interests of TMP stockholders. TMP believes that the businesses have distinct financial and operating characteristics and that separating the businesses will: (i) enable the management team of each company to focus exclusively on its operations, strategic direction and core businesses as well as pursue growth opportunities; (ii) enable each company to compete effectively without negatively affecting the other; (iii) attract and retain key employees; and (iv) enable investors and analysts to better measure the performance of both TMP and Executive Resourcing against other comparable companies in similar businesses.

  Q:
  Why is the separation of Executive Resourcing structured as a spin-off?

  A:
  TMP believes that a tax-free distribution of shares of Executive Resourcing to TMP stockholders, or spin-off, offers TMP and its stockholders the greatest long-term value and is the most tax-efficient way to separate the companies.

  Q:
  How many shares of Executive Resourcing common stock will I receive?

  A:
  You will receive one share of Executive Resourcing common stock for every    shares of TMP common stock you hold as of the close of business on the record date. For example, if you own 100 TMP shares, you will receive            Executive Resourcing shares. We estimate that TMP will distribute            shares of Executive Resourcing common stock, based on the number of shares of TMP common stock outstanding on            , 2003. The shares to be distributed will constitute all of the outstanding shares of Executive Resourcing common stock immediately after the distribution.

  Q:
  Should I send in my TMP stock certificates for exchange?

  A:
  No. Holders of TMP common stock should not send stock certificates to TMP, Executive Resourcing or the distribution agent. See "The Distribution—Manner of Effecting the Distribution."

  Q:
  What do I have to do to receive my Executive Resourcing shares?

  A:
  Nothing. Your Executive Resourcing shares will either be reflected in an account statement that Executive Resourcing's transfer agent will send to you shortly after            , 2003 or credited to your account with your broker or nominee on or about            , 2003.

  Q:
  Will the distribution change the number of shares I own in TMP?

  A:
  No. The distribution will not change the number of shares of TMP common stock owned by TMP stockholders. Immediately after the distribution, each TMP stockholder will continue to own the same proportionate interest in TMP that such stockholder owned immediately prior to the distribution and will directly own the same proportionate interest in Executive Resourcing. However, stockholders will own their interest in these businesses through ownership of stock in each of two independent public companies, TMP and Executive Resourcing.

  Q:
  Will TMP retain any ownership interest in Executive Resourcing after the distribution?

  A:
  No. TMP will not own any shares of Executive Resourcing common stock after the distribution, and Executive Resourcing will not own any shares of TMP common stock after the distribution.

  Q:
  Will there be any ongoing relationships between the Executive Resourcing and TMP following the distribution?

  A:
  The only ongoing relationships between Executive Resourcing and TMP will occur in the areas of allocation of tax liabilities arising from the distribution or prior operations of each entity; continuing cooperation in the resolution of third party disputes pending against Executive Resourcing stemming from activity prior to the distribution; and the provision of certain administrative services by TMP to Executive Resourcing, generally for no more than one year following the distribution. Each of TMP and Executive Resourcing may also purchase services that the other offers the public, at market rates as its management may decide.

  Q:
  Will Executive Resourcing common stock be publicly traded?

  A:
  The common stock of Executive Resourcing is expected to be admitted for trading on The Nasdaq National Market. We expect that Executive Resourcing common stock will trade on The Nasdaq National Market under the ticker symbol "            " and that regular trading will begin on or about            , 2003. In addition, TMP's common stock will continue to be listed on The Nasdaq National Market under the symbol "TMPW." However, we cannot assure you that an active trading market will develop for Executive Resourcing common stock.

  Q:
  Will the distribution affect the trading price of my TMP common stock?

  A:
  Yes. After the distribution, the trading price of TMP common stock may be lower than the trading price immediately prior to the distribution. Moreover, until the market has evaluated the operations of TMP without Executive Resourcing's operations, the trading price of TMP common stock and Executive Resourcing common stock may fluctuate significantly. The combined trading prices of TMP common stock and Executive Resourcing common stock after the distribution may be more or less than the trading price of TMP common stock prior to the distribution. See "The Distribution—Approval and trading of the shares of Executive Resourcing common stock."

  Q:
  When will the distribution become effective?

  A:
  Assuming the conditions mentioned below are met, the distribution is expected to be effective as of 11:59 p.m., New York City time on            , 2003.

  Q:
  Can TMP decide not to go through with the distribution?

  A:
  Yes. TMP can cancel the distribution for any reason at any time before it is completed.

  Q:
  Will I be taxed on the distribution?

  A:
  Prior to the distribution, TMP will have received an IRS ruling or, in the absence of such ruling, an opinion from Baker & McKenzie, special tax counsel to TMP, to the effect that the distribution will be tax-free to TMP stockholders under Section 355 of the Internal Revenue Code.

  Q:
  Will there be any change in the United States Federal tax basis of my TMP shares as a result of the distribution?

  A:
  Yes. The tax basis in your TMP shares prior to the distribution will be allocated among your shares of TMP and your shares of Executive Resourcing in proportion to their relative fair market value at the time of the distribution. If you are the record holder of your TMP shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your TMP shares, as well as the tax basis for your Executive Resourcing shares. See "The Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution".

  Q:
  Where can I get more information?

  A:
  If you have any questions relating to the mechanics of the distribution and the delivery of account statements, you can contact the distribution agent at the following address and telephone number: The Bank of New York, 101 Barclay Street, New York, New York 10286 Tel: (212) 815-4197.

Summary Historical and Pro Forma Financial Data

        The following table sets forth our summary historical and pro forma financial information derived from our unaudited interim combined condensed financial statements as of September 30, 2002 and for the nine-months ended September 30, 2002 and 2001, our audited combined financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, our unaudited combined financial statements as of December 31, 1998, and 1997 and for the years then ended (not included elsewhere in this information statement), and our unaudited pro forma combined condensed financial statements. The summary financial information may not be indicative of our future performance as an independent company. In our opinion, all adjustments, which consist only of normal and recurring accruals, considered necessary for a fair presentation have been included in our unaudited combined financial statements. For an explanation of the pro forma adjustments made to our historical combined financial statements for the distribution and the transactions related to the distribution to derive the summary pro forma information below, please see "Unaudited Pro Forma Combined Condensed Financial Statements." The unaudited pro forma combined condensed financial statements were prepared as if the estimated effect of the distribution and related transactions had occurred as of September 30, 2002, for the unaudited pro forma combined condensed balance sheet, and as of January 1, 2001, for the unaudited pro forma condensed statements of operations. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma combined condensed financial statements and the notes thereto and the combined financial statements and the notes thereto included elsewhere in this information statement.

								Pro Forma
	Nine Months Ended September 30,					Year ended December 31,
			Year Ended December 31,					Nine Months Ended September 30, 2002
								Year Ended December 31, 2001
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)					(unaudited)		(unaudited)
			(dollars in thousands)
STATEMENT OF OPERATIONS:
Revenues(1)	$812,577	$995,385	$1,287,798	$1,325,146	$1,130,010	$964,272	$746,404
Direct costs	484,752	545,258	716,261	669,985	593,532	493,430	354,589

Net revenues	327,825	450,127	571,537	655,161	536,478	470,842	391,815

Salaries & related, office & general and marketing & promotion	344,033	420,698	542,240	595,794	499,762	419,489	336,432
Merger and integration costs and restructuring costs	6,056	28,983	43,177	50,995	49,662	23,355	—
Business reorganization & other special charges	53,133	—	—	—	—	—	—
Amortization of intangibles	579	10,734	14,324	8,947	4,297	2,811	1,007

Total operating expenses	403,801	460,415	599,741	655,736	553,721	445,655	337,439

Income (loss) from operations	(75,976)	(10,288)	(28,204)	(575)	(17,243)	25,187	54,376
Income (loss) before accounting change	(74,430)	(15,546)	(34,195)	(16,867)	(39,751)	14,722	37,003
Net income (loss)	(367,430)	(15,546)	(34,195)	(16,867)	(39,751)	14,722	37,003
Income (loss) per share before accounting change
OTHER FINANCIAL DATA:
Net cash provided by (used in) operating activities	$(96,928)	$(7,185)	$11,416	$23,618	$(23,502)	$8,262	$41,151
Net cash used in investing activities	(14,552)	(89,987)	(118,785)	(109,491)	(39,806)	(43,747)	(42,340)
Net cash provided by financing activities	100,421	87,580	103,115	101,671	30,814	40,929	27,482
EBITDA(2):
Income (loss) before benefit for income taxes	$(76,257)	$(11,972)	$(30,448)	$(7,315)	$(26,368)	$19,750	$52,140
Interest expense, net	273	1,461	1,901	5,325	7,068	4,484	2,875
Depreciation and amortization	14,738	24,529	33,290	34,555	23,167	20,333	16,920

EBITDA	$(61,246)	$14,018	$4,743	$32,565	$3,867	$44,567	$71,935

							Pro Forma
	September 30,	December 31,		December 31,
							September 30, 2002
	2002	2001	2000	1999	1998	1997
	(unaudited)			(unaudited)			(unaudited)
BALANCE SHEET DATA:
Current assets	$253,514	$246,248	$305,581	$242,628	$229,519	$204,537
Total assets	483,486	765,986	686,592	440,868	380,873	324,714
Current liabilities	162,039	237,780	256,913	189,604	138,966	154,532
Long-term debt, less current portion	566	2,917	21,441	41,298	40,097	37,981
Divisional/stockholders' equity	318,770	522,680	404,380	201,616	178,880	118,222

(1)
Revenues include gross billings for temporary contractors.

(2)
Earnings before interest, income taxes, depreciation and amortization. EBITDA is presented to provide additional information about our ability to meet our future debt service, capital expenditures and working capital requirements and is one of the measures, which may determine our ability to borrow under any credit facility to which we are a party. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity.

Summary of the Distribution

        Please see "The Distribution" for a more detailed description of the matters described below.

Distributing Company	TMP Worldwide Inc., a Delaware corporation.
Distributed Company	TMP Worldwide Search, Inc., a Delaware corporation.
Distribution Ratio
One share of common stock of Executive Resourcing, $.001 par value per share, for every shares of common stock of TMP, $.001 par value per share, held of record as of the record date for the distribution.
Securities to be Distributed
Based on approximately million shares of TMP common stock outstanding on , 2003, excluding treasury stock and assuming no exercise of outstanding options, approximately million shares of Executive Resourcing common stock will be distributed. These shares will be of one class with identical voting rights. The Executive Resourcing common stock to be distributed will constitute all of the outstanding Executive Resourcing common stock immediately following the distribution. TMP stockholders will not be required to pay for the shares of Executive Resourcing common stock to be received in the distribution or to surrender or exchange shares of TMP common stock or to take any other action in connection with the distribution.
Fractional Share Interests
Fractional shares of Executive Resourcing common stock will not be distributed nor credited to book-entry accounts. Fractional shares of Executive Resourcing common stock will be aggregated and sold in the public market by the distribution agent, and the aggregate net cash proceeds will be distributed ratably to those stockholders entitled to fractional interests. The distribution agent, in its sole discretion, without any influence from TMP or Executive Resourcing, will determine when, how, through which broker-dealer and at what price to sell such aggregated fractional shares. Any broker-dealer used by the distribution agent will not be an affiliate of either TMP or Executive Resourcing. These sale proceeds generally will be taxable to TMP stockholders. TMP will bear the cost of brokerage commissions in connection with such sales.
Record Date	, 2003.
Distribution Date	, 2003.
Mailing Date	, 2003.
Distribution Agent
The Bank of New York will act as the distribution agent for the distribution. Stockholders of TMP with questions concerning procedural issues related to the distribution may call the distribution agent at (212) 815-4197.

Book-Entry Shareholding
Effective as of the distribution date, the distribution agent will distribute shares of Executive Resourcing common stock to each eligible holder of TMP common stock by crediting book-entry accounts with that holder's proportionate share of whole shares of Executive Resourcing common stock. For stockholders who own TMP common stock through a broker or other nominee, their shares of Executive Resourcing common stock will be credited to their account by the broker or other nominee.
Reasons for the Distribution
The distribution is intended to separate the eResourcing and Executive Search businesses from the other businesses of TMP in order to enable each of TMP and Executive Resourcing to compete effectively without negatively affecting the other's businesses and to adopt strategies and pursue objectives appropriate to its specific needs and to enhance the growth opportunities of each company. See "The Distribution—Background and Reasons for the Distribution."
Conditions to the Distribution
The distribution is conditioned upon certain events, including the consummation by Executive Resourcing of one or more senior credit facilities, and the absence of any order, injunction, decree or any other legal constraint or prohibition preventing the distribution and final approval of the TMP board of directors. See "The Distribution—Conditions Precedent to the Distribution." The board of directors of TMP has reserved the right to waive all of the conditions to the distribution except the absence of any order, injunction, decree or legal constraint or prohibition preventing the distribution or, even if the conditions to the distribution are satisfied, to abandon the distribution at any time prior to the distribution.
U.S. Federal Income Tax Consequences of the Distribution
The distribution will be tax-free to U.S. persons, except for any cash received in lieu of fractional shares, and prior to the distribution, TMP will have received an Internal Revenue Service ruling or, in the absence of such ruling, an opinion from Baker & McKenzie, special tax counsel to TMP, to that effect. See "The Distribution—Conditions Precedent to the Distribution."
Dividend Policy
Executive Resourcing does not currently anticipate that it will pay a dividend in the foreseeable future. The Executive Resourcing dividend policy will be established by Executive Resourcing's board of directors from time to time based on the results of operations and financial condition of Executive Resourcing and other business considerations the board of directors of Executive Resourcing considers relevant. See "Dividend Policy."
Trading Market
There is not currently a public market for the Executive Resourcing common stock, although we expect that a "when-issued" trading market will develop on or about the record date for the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in respect of the Executive Resourcing common stock will end and regular trading will begin. We cannot predict the trading prices for the Executive Resourcing common stock before or after the distribution date; however, we believe the presence of a when-issued trading market prior to the distribution may have a stabilizing effect on the price of the Executive Resourcing common stock following the distribution. The Executive Resourcing common stock is expected to be admitted for trading on The Nasdaq National Market under the symbol " ". See "Risk Factors — Risks relating to our common stock — Our common stock has no prior public market, and it is not possible to predict how our stock will perform after the distribution" and "The Distribution — Approval and trading of the shares of Executive Resourcing common stock."

Debt Incurrence
Prior to or contemporaneously with the distribution, we will enter into one or more senior credit facilities that provide for approximately $ million of total borrowing capacity. The terms of these credit facilities are still being negotiated, including whether the credit facilities will be secured or unsecured. We intend to use any proceeds from borrowings under the credit facility for future capital expenditures, working capital and letter of credit requirements.
Anti-Takeover Effects
In connection with the distribution, Executive Resourcing will agree (subject to certain exceptions) to indemnify TMP for any tax and certain other costs or expenses resulting from any acquisition or any issuance of Executive Resourcing common stock that triggers the application of Section 355(e) of the Internal Revenue Code of 1986, as amended, or otherwise causes the spin-off to become taxable to TMP. See "Arrangements Between TMP and Executive Resourcing Relating to the Distribution." These obligations could discourage, delay or prevent a change of control of Executive Resourcing.

Certain provisions of the Executive Resourcing certificate of incorporation and by-laws and of Delaware law, as each will be in effect immediately following the distribution, could have the effect of making it more difficult for a third party to acquire control of Executive Resourcing in a transaction not approved by Executive Resourcing's board of directors. These provisions have been designed to permit Executive Resourcing to develop its business without disruptions caused by the threat of a takeover not deemed by its board of directors to be in the best interests of Executive Resourcing and its stockholders. See "Risk Factors—Risks relating to our common stock—Provisions in our organizational documents and Deleware law will make it more difficult for someone to acquire control of us." In addition, provisions of Executive Resourcing's certificate of incorporation eliminate certain liabilities of its directors in connection with the performance of their duties. See "Liability and Indemnification of Officers and Directors."

Relationship Between TMP and Executive Resourcing
TMP will have no stock ownership in Executive Resourcing after completion of the distribution. For purposes of governing certain ongoing relationships between TMP and Executive Resourcing after the distribution, to provide for an orderly transition and to govern certain tax matters, among other things, Executive Resourcing and TMP have entered into or will enter into certain agreements to be effective following the distribution as mutually agreed upon. See "Arrangements Between TMP and Executive Resourcing Relating to the Distribution."
Risk Factors	The distribution and ownership of the Executive Resourcing common stock involve various risks. You should carefully consider the matters discussed under "Risk Factors."

RISK FACTORS

        You should carefully consider and evaluate all of the information set forth in this information statement, including the risk factors listed below. Some of the following risks relate principally to our separation from TMP and ownership of Executive Resourcing common stock. Other risks relate principally to Executive Resourcing's business. The risks and uncertainties described below are not the only ones facing Executive Resourcing. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect Executive Resourcing's business.

        If any of the following risks or uncertainties develops into actual events, the business, financial condition or results of operations of Executive Resourcing, and the value of your holdings in Executive Resourcing common stock, could be materially adversely affected. Neither Executive Resourcing nor TMP makes, nor is any other person authorized to make, any representation as to the future market value of our common stock.

Risks relating to our separation from TMP

We have no history of operating as an independent company upon which you can evaluate us.

        The Executive Resourcing management team has not operated our company as a public, stand-alone company, and we will have a new board of directors appointed by TMP. Our ability to satisfy our obligations and maintain profitability will be solely dependent upon the future performance of the businesses we own and operate, and we will not be able to rely upon the financial and other resources and cash flows of those business lines remaining with TMP. Since Executive Resourcing does not have an operating history as a separate entity, it will be difficult for anyone to accurately forecast our future revenues and other operating results, and we cannot assure you that Executive Resourcing will be able to satisfy its obligations and maintain profitability. Further, historically, we have packaged our eResourcing services with other services offered by TMP, most notably, Monster. After the spin-off, we will no longer have this ability, thereby potentially making our eResourcing services less attractive to some of our customers or potential customers.

Our historical and pro forma financial information may not be representative of our results as a separate company.

        The financial statements included in this information statement may not reflect the results of operations, financial condition and cash flows that would have been achieved had Executive Resourcing been operated independently during the periods and as of the dates presented. Prior to the distribution, Executive Resourcing's businesses were operated by TMP as part of its broader corporate organization rather than as a stand-alone company. Historically, TMP performed certain corporate functions for us, including legal functions, treasury administration, insurance administration, internal audit and corporate income tax administration. Following the distribution, TMP will not provide assistance to us, other than to provide various corporate support services during a transition period for which we will compensate TMP.

        We are in the process of creating our own, or engaging third parties to provide, corporate administrative functions to replace many of the corporate administrative functions TMP currently provides. We may incur costs for these functions that are higher than the amounts reflected in our historical financial statements.

        Our historical financial statements contain assumptions about our expenses that may change after the distribution:

  •
  our historical financial statements reflect allocations, primarily with respect to corporate overhead, for services provided to us by TMP, including branding and marketing, which may not reflect the actual costs we will incur for similar services as a stand-alone company; and

  •
  our historical financial statements do not reflect changes that we expect to occur in the future as a result of our separation from TMP, including changes in how we fund our operations as well as tax and employee matters.

        Although we believe that our historical financial statements allocate to us a reasonable share of such expenses, we cannot assure you that our actual costs will not increase, perhaps substantially, after the distribution. Following the distribution, we also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance, listed and registered securities and investor relations issues.

        Therefore, you should not make any assumptions regarding our future performance based on the financial statements included in this information statement.

If the distribution is taxable, you could be required to pay tax on the fair market value of the shares of our common stock you receive in the distribution.

        TMP has requested, and expects to receive prior to the distribution, an IRS ruling that the distribution will qualify as tax-free to TMP's stockholders, except for cash received in lieu of fractional shares. In the absence of such a ruling, TMP will receive an opinion from Baker & McKenzie, special tax counsel to TMP, to the same effect. However, Baker & McKenzie's opinion is not binding on the courts or the IRS. Whether a distribution qualifies as tax-free depends in part upon the reasons for the distribution and satisfaction of numerous other fact-based requirements.

        If the distribution fails to qualify as a tax-free distribution for U.S. federal income tax purposes, TMP stockholders who receive shares of our common stock in the distribution would be treated as if they had received a taxable distribution in an amount equal to the fair market value of our common stock received. The amount of the taxable distribution would be taxed as a dividend to the extent of TMP's current and accumulated earnings and profits. If the distribution fails to qualify as a tax-free distribution for U.S. federal income tax purposes to TMP stockholders, then, in general, a corporate income tax could also be payable on the excess of the fair market value of the stock over TMP's adjusted tax basis in the stock at the time of the distribution by the combined tax group of which TMP is the common parent.

TMP could incur a corporate tax liability for which we could be responsible under some circumstances.

        Even if the distribution qualifies as a tax-free distribution to TMP stockholders, TMP could be subject to corporate income tax under Section 355(e) of the Internal Revenue Code of 1986, as amended (the "Code"), on gain inherent in the stock of Executive Resourcing if one or more persons acquire a 50% or greater interest or Executive Resourcing as part of a plan or series of related transactions that included the distribution. Any acquisition that occurs during the four-year period beginning two years before the distribution will be presumed to be part of a plan or a series of transactions relating to the distribution. Under the tax separation agreement, Executive Resourcing will bear any related taxes that arise from the application of Section 355(e). Even if the application of Section 355(e) resulted in the imposition of corporate income tax liability, this alone would not affect the tax-free nature of the distribution to TMP stockholders. See "The Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution" and "Arrangements Between TMP and Executive Resourcing Relating to the Distribution."

We may be required to indemnify TMP, or may not be able to collect on indemnification rights from TMP.

        Under the terms of the distribution agreement and the tax separation agreement, we and TMP have agreed to indemnify one another from and after the distribution with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant. Our ability to satisfy any such indemnification obligations will depend upon the future financial strength of our company. We cannot determine whether we will have to indemnify TMP for any substantial obligations after the distribution. We also cannot assure you that, if

TMP becomes obligated to indemnify us for any substantial obligations, TMP will have the ability to satisfy those obligations. Any payment by TMP or Executive Resourcing pursuant to these indemnification provisions could have a material adverse effect on their respective business. See "Arrangements Between TMP and Executive Resourcing Relating to the Distribution."

We may be unable to make the changes necessary to operate as an independent entity and may incur greater costs.

        Historically, we have been part of a consolidated entity, and we have relied on the results of operations, assets and cash flow of TMP's other business segments. Following the spin-off, TMP will have no obligation to provide financial, operational or organizational assistance to us other than limited services of a short duration. We may not be able to implement successfully the changes necessary to operate independently.

        Agreements that we have entered into in connection with the spin-off provide that our businesses will be conducted differently and that our relationship with TMP will be different from what it has historically been. These differences may have a detrimental effect on our results of operations or financial condition.

Following the spin-off, we will need to obtain financing on a stand-alone basis.

        Historically, all of our financing was done by TMP at the parent level. TMP was able to use its overall balance sheet to finance our operations. After the spin-off, we will have to raise financing on a stand-alone basis without reference to or reliance on TMP's financial condition. Following the spin-off, we may not be able to secure adequate debt or equity financing on desirable terms or at all. Following the distribution, we will have less financial and other resources than TMP. Our ability to obtain financing, and the terms thereof, will in large part depend on our financial condition and performance. The cost to us of stand-alone financing may be materially higher than the cost of financing that we incurred as part of TMP.

After spin-off, we will have outstanding debt and an increased cost of capital, both of which could harm our businesses.

        Before or contemporaneously with the completion of the spin-off, we will enter into new credit facilities. The interest rates on these new credit facilities and notes are expected to be consistent with that of other industry participants of similar credit quality although likely at a higher rate than currently enjoyed by TMP. If the spin-off had occurred on September 30, 2002, we would have had total indebtedness of approximately $       million on a pro forma basis. Any debt incurred by us under these new credit facilities could adversely affect our ability to conduct our businesses and put us at a competitive disadvantage.

Our new credit facilities and other debt instruments may restrict our operating flexibility.

        Any new credit facilities and other debt instruments are likely to contain a number of significant provisions that will restrict our operating flexibility, which could have important consequences for investors, including the following:

  •
  we may have to use a portion of our cash flow from operations for debt service rather than for our operations;
  •
  we may not be able to incur additional debt financing for future working capital or capital expenditures;
  •
  we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions; and
  •
  we may not be able to sell assets, grant or incur liens on our assets, repay indebtedness pay dividends, repurchase or redeem capital stock, or engage in mergers or consolidations.

        These restrictions could hurt our ability to finance our future operations or capital needs and to make acquisitions that may be in our best interest, and they could put us at a disadvantage compared to our competitors. In addition, our proposed new credit facilities will require that we satisfy several financial covenants. Our ability to comply with these financial requirements and other restrictions may be affected by events beyond our control, and our inability to comply with them could result in a default under the new credit facilities or other debt instruments. If a default occurs under these new credit facilities, the lenders under these facilities could elect to declare all of the outstanding borrowings, as well as accrued interest and fees, to be due and payable and require us to apply all of our available cash to repay those borrowings. In addition, a default may result in higher rates of interest and the inability to obtain additional capital. Further, debt incurred under any credit facility will likely bear interest at variable rates. Any increase in interest expense could reduce the funds available for operations.

Risks relating to our common stock

Our common stock has no prior public market and it is not possible to predict how our stock will perform after the distribution.

        There is not currently a public market for our common stock, although we expect that a "when-issued" trading market will develop on or about the record date, and after our common stock has been admitted for trading, subject to official notice of the distribution, on The Nasdaq National Market. We cannot assure you that an active public market will develop for our common stock.

        The trading price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the selection and executive search industries, changes in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industries, sales of common stock by insiders, as well as other factors unrelated to our operating results. Prices may also be affected by certain provisions of our certificate of incorporation and by-laws and Delaware law, as each will be in effect following the distribution, which may have anti-takeover effects. See "Provisions in our organizational documents and Delaware law will make it more difficult for someone to acquire control of us" and "Certain Anti-Takeover Effects." Accordingly, we cannot provide any assurance as to the prices at which trading in our common stock will occur on a "when-issued" basis or after the distribution. See "The Distribution—Approval and trading of the shares of Executive Resourcing common stock."

The distribution will likely cause the trading price of TMP common stock to initially decline and may cause continued fluctuations in the trading price of the TMP and Executive Resourcing common stock.

        Following the distribution, shares of TMP common stock will continue to be listed and traded on The Nasdaq National Market under the symbol "TMPW". As a result of the distribution, the trading price of TMP common stock immediately following the distribution may be lower than the trading price of TMP common stock immediately prior to the distribution. The combined trading prices of TMP common stock and Executive Resourcing common stock after the distribution may be less than the trading price of TMP common stock immediately prior to the distribution. Until the market has fully analyzed the separate operations of TMP and Executive Resourcing, the prices at which TMP and Executive Resourcing common stock trades may fluctuate significantly.

Substantial sales of our stock may occur after the distribution, causing an adverse impact on the trading price of our stock.

        Based on the number of shares of TMP common stock outstanding on                , 2003, TMP will distribute to its stockholders a total of approximately                         shares of our common stock. Under the United States federal securities laws, almost all of these shares may be resold immediately in the public market, except for shares of our common stock held by our affiliates. Investors holding TMP common stock may hold that common stock because of a decision to invest in a company that operates in multiple businesses. Following the spin-off, shares of Executive Resourcing will represent an investment in a smaller company with its business concentrated in the temporary contracting and executive search and selection industries. We cannot predict whether stockholders will resell large amounts of our common stock in the public market following the distribution or how quickly they may resell those shares. In addition, a portion of TMP's common stock is held by funds tied to broad stock market indices, such as the Standard & Poor's 500 index. Our stock will not be included in such indices at the time of TMP's distribution of our common stock, and therefore these index funds will be required to sell our stock. Any sales of substantial amounts of our common stock could have a material adverse effect on the trading price of our common stock.

Provisions in our organizational documents and Delaware law will make it more difficult for someone to acquire control of us.

        Upon consummation of the spin-off, our certificate of incorporation and by-laws and the Delaware General Corporation Law contain several provisions that make more difficult an acquisition of control of us in a transaction not approved by our board of directors, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and that may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. Our certificate of incorporation and by-laws include provisions:

  •
  dividing our board of directors into three classes to be elected on a staggered basis, one class each year;
  •
  authorizing our board of directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
  •
  requiring that stockholders provide advance notice of any stockholder nomination of directors or any proposal of new business to be considered at any meeting of stockholders;
  •
  permitting removal of directors only for cause;
  •
  providing that vacancies on our board of directors will be filled by the remaining directors then in office;
  •
  requiring that a supermajority vote be obtained to amend or repeal specified provisions or our certificate of incorporation or by-laws; and
  •
  eliminating the right of stockholders to call a special meeting of stockholders.

        In addition, Section 203 of the Delaware General Corporation Law generally provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that the stockholder becomes and interested stockholder, unless a majority of the directors then in office approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or specified stockholder approval requirements are met.

Risks relating to our business

We may not be able to manage our growth.

        Historically, our business has grown rapidly through acquisitions and internally. This growth of our business has placed a significant strain on our management and operations. Our expansion has resulted in substantial growth in the number of our employees. In addition, this growth is expected to result in increased responsibility for both existing and new management personnel and incremental strain on our existing operations and financial and management information systems. Our success depends to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage existing or anticipated growth, our business, financial condition and operating results may be materially adversely affected.

We face risks associated with expansion.

        TMP has completed 63 selection and executive search acquisitions since 1999, and we expect that if we continue to grow, it will be, in part, by acquiring businesses. The success of this strategy depends upon several factors, including:

  •
  our ability to identify and acquire businesses on a cost-effective basis;
  •
  our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and
  •
  our ability to retain and motivate key personnel and to retain the clients of acquired firms.

        We cannot assure that financing for acquisitions will be available on terms we find acceptable, or at all, or that we will be able to identify or consummate new acquisitions, or manage and integrate our recent or future expansions successfully. Any inability to do so may materially adversely affect our business, financial condition and operating results. Our level of indebtedness may increase in the future if we finance acquisitions with debt, which would cause us to incur additional interest expense and could increase our vulnerability to general adverse economic and industry conditions and limit our ability to obtain additional financing. If we issue shares of our stock as currency in any future acquisitions, then our earnings per share may be diluted as a result of the issuance of such stock. In addition, we cannot assure you that participants in potential acquisitions will view our stock attractively.

We rely on our information systems and if we lose that technology, or fail to further develop our technology, our business could be harmed.

        Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively, or any interruption or loss of our information processing capabilities, for any reason, could harm our business, results of operations or financial condition.

Our markets are highly competitive.

        The markets for our services are highly competitive. They are characterized by pressures to:

  •
  reduce prices;
  •
  incorporate new capabilities and technologies; and
  •
  accelerate job completion schedules.

        Furthermore, we face competition from a number of sources. These sources include other executive search firms and search and selection firms. In addition, several of our competitors have greater financial and marketing resources than we do.

        Due to competition, we may experience reduced margins on our products and services, as well as loss of market share and our customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be materially adversely affected.

        We have no significant proprietary technology that would preclude or inhibit competitors from entering the mid-market selection and temporary contracting and executive search markets. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. This could have a material adverse effect on our business, financial condition and operating results.

Our operating results fluctuate from quarter to quarter.

        Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including:

  •
  mismatches between resource allocation and client demand due to difficulties in predicting client demand in a new market;
  •
  the hiring cycles of employers;
  •
  changes in general economic conditions, such as recessions, that could affect recruiting efforts generally;
  •
  the magnitude and timing of marketing initiatives;
  •
  the attraction and retention of key personnel;
  •
  our ability to manage our anticipated growth and expansion;
  •
  our ability to attract and retain clients; and
  •
  the timing of our acquisitions, if any.

Our temporary contracting operations will be affected by global economic fluctuations.

        Demand for our temporary contracting services is significantly affected by the general level of economic activity in the regions and industries in which we operate, and such business may suffer during economic downturns. Companies use temporary contracting services to manage personnel costs and staffing needs due to business fluctuations. When economic activity increases, temporary employees are often added before full-time employees are hired. As economic activity slows, many companies reduce their use of temporary employees before undertaking layoffs of their regular employees. During expansions, there is intense competition among temporary contracting firms for qualified personnel. In addition, we may experience increased competitive pricing pressures during those periods. Our inability to recruit and retain sufficient temporary personnel to meet the needs of our clients during periods of economic expansion and pricing pressures that result from expansion may adversely affect our results of operation. Similarly, a slowdown in the economy may result in decreased demand for our temporary personnel, and thus in our revenues, and may adversely affect our financial condition and results of operations. Further, we may face increased pricing pressures during economic downturns. For example, during 2001 and 2002, our customers across the United States reduced their overall workforce to reflect the slowing demand for their products and services, which in turn significantly reduced our revenues in the United States. We expect that continued economic slowing will continue to challenge revenue and profit growth in 2003. Therefore, a significant economic downturn or recession, especially in regions or industries where our operations are heavily concentrated, could have a material adverse effect on our business, financial condition and operating results.

The performance of our executive search and mid-market selection businesses is difficult to forecast and are cyclical, and a decline in these businesses could have a material adverse effect on our overall business, financial condition and operating results.

        The performance of our executive search and mid-market selection businesses has fluctuated in the past and can be expected to continue to fluctuate in the future. We provide executive search and mid-market selection services on an assignment-by-assignment basis, which clients can generally terminate at any time, and existing clients may not continue to use our executive search and selection services at historical levels which, for both the nine months ended September 30, 2002 and the year ended December 31, 2001, accounted for approximately 65% of our net revenues. Like our temporary contracting business, our executive search and selection business is significantly affected by the general level of economic activity in the regions and industries in which we operate, and our executive search and selection business may suffer during economic downturns. When economic activity slows, many companies hire fewer employees, and some companies engage in hiring freezes. A recession could cause employers to reduce or postpone their recruiting efforts and therefore affect demand for our services. During the current economic downturn affecting the United States and European markets, our fees and commissions from our executive search and mid-market selection businesses have been adversely affected. Because we operate from many small offices with fixed overhead, we have only limited flexibility to reduce expenses during economic downturns.

We face risks relating to our foreign operations.

        We conduct operations in foreign countries, including Australia, Belgium, Canada, France, Germany, Italy, the Netherlands, New Zealand and the United Kingdom. For the years ended December 31, 2001, 2000, and 1999 approximately 62%, 58%, and 61%, respectively, of our revenues were earned outside of the United States. Our current or future international operations might not succeed for a number of reasons including:

  •
  difficulties in staffing and managing foreign operations;
  •
  competition from local recruiting services;
  •
  operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;
  •
  language and cultural differences;
  •
  taxation issues;
  •
  unexpected changes in regulatory requirements;
  •
  issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual property; and
  •
  general political and economic trends.

        If we are forced to discontinue any of our international operations, we could incur material costs to close down such operation.

        We are also subject to taxation in foreign jurisdictions. In addition, transactions between us and our foreign subsidiaries may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the Code, as well as the provisions of any tax treaties which may exist between the United States and such foreign jurisdictions.

Foreign currency fluctuations may have a material adverse effect on our operating results.

        For the nine months ended September 30, 2002 and the year ended December 31, 2001, approximately 67% and 62%, respectively, of our revenue was generated outside the United States. The results of our local operations are reported in the applicable foreign currencies and then translated into U.S. dollars at the applicable foreign currency exchange rates for inclusion in our financial statements. In addition, we generally pay operating expenses in the corresponding local currency. Because of devaluations and fluctuations in currency exchange rates or the imposition of limitations on conversion of foreign currencies into U.S. dollars, we are subject to currency translation exposure on the profits of our operations in addition to economic exposure. This risk could have a material adverse effect on our business, financial condition and operating results.

We depend on our highly skilled professionals.

        The success of our employment recruiting business depends upon our ability to attract and retain highly skilled professionals who possess the skills and experience necessary to fulfill our clients' employee search needs. Competition for highly skilled professionals is intense. We believe that we have been able to attract and retain highly qualified, effective professionals as a result of our reputation and our performance-based compensation system. These professionals have the potential to earn substantial bonuses based on the amount of revenue they generate by:

  •
  obtaining executive search assignments;
  •
  executing search assignments; and
  •
  assisting other professionals to obtain or complete executive search assignments.

        Bonuses represent a significant proportion of these professionals' total compensation. Any diminution of our reputation could impair our ability to retain existing or attract additional highly skilled professionals. Any inability to attract and retain highly skilled professionals could have a material adverse effect on our executive search business, financial condition and operating results.

Our employees may depart with existing executive search clients.

        The success of our executive search business depends upon the ability of employees to develop and maintain strong, long-term relationships with clients. Usually, one or two employees have primary responsibility for a client relationship. When an employee leaves a recruiting firm and joins another, clients that have established relationships with the departing employee may move their business to the employee's new employer. The loss of one or more clients is more likely to occur if the departing employee enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a specific industry or management function. Historically, we have not experienced significant problems in this area. However, a failure to retain our most effective employees or maintain the quality of service to which our clients are accustomed could have a material adverse effect on our business, financial condition and operating results. Also, the ability of a departing employee to move business to his or her new employer could have a material adverse effect on our business, financial condition and operating results.

We face risks maintaining our professional reputation and establishing and maintaining our brand name.

        Our ability to secure new employee recruiting engagements and to hire qualified professionals is highly dependent upon our overall reputation and brand name recognition as well as the individual reputations of our professionals. We obtain a majority of our new engagements by referrals from existing clients. Therefore, the dissatisfaction of any client could have a disproportionate, adverse impact on our ability to secure new engagements. Any factor that diminishes our reputation or the reputation of any of our personnel could make it more difficult for us to compete successfully for both new engagements and qualified personnel. This could have an adverse effect on our executive search business, financial condition and operating results. In addition, we are not able to predict how our professional reputation will be affected when we are no longer part of TMP.

We face restrictions imposed by blocking arrangements.

        Either by agreement with clients or for marketing or client relationship purposes, executive search firms frequently refrain, for a specified period of time, from recruiting certain employees of a client, and possibly other entities affiliated with such client, when conducting executive searches on behalf of other clients. This is known as a "blocking" or "off-limits" arrangement. Blocking arrangements generally remain in effect for one or two years following completion of an assignment. The actual duration and scope of any blocking arrangement, including whether it covers all operations of a client and its affiliates or only certain divisions of a client, generally depends on such factors as:

  •
  the length of the client relationship;
  •
  the frequency with which the executive search firm has been engaged to perform executive searches for the client; and
  •
  the number of assignments the executive search firm has generated or expects to generate from the client.

        Some of our executive search clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. Blocking arrangements with a client of this nature, or the awareness by a client's competitors of such an arrangement, may make it difficult for us to obtain executive search assignments from, or to fulfill executive search assignments for, competitors while employees of that client may not be solicited. As our client base grows, particularly in our targeted business sectors, blocking arrangements increasingly may impede our growth or ability to attract and serve new clients. This could have an adverse effect on our executive search business, results of operations and financial condition.

We may be exposed to employment-related claims, legal liability and costs from both clients and employers that could adversely affect our business, financial condition and results of operations, and our insurance coverage may not cover all of our potential liability.

        We are in the business of employing people and placing them in the workplaces of other businesses. Risks relating to these activities include:

  •
  claims of misconduct or negligence on the part of our employees;
  •
  claims by our employees of discrimination or harassment directed at them, including claims relating to action of our clients;
  •
  claims related to the employment of illegal aliens or unlicensed personnel;
  •
  payment of workers' compensation claims and other similar claims;
  •
  violations of wage and hour requirements;
  •
  retroactive entitlement to employee benefits;
  •
  errors and omissions of our temporary employees, particularly in the case of professionals; and
  •
  claims by our clients relating to our employees' misuse of client proprietary information, misappropriation of funds, other criminal activity or torts or other similar claims.

        We are also exposed to potential claims with respect to the recruitment process. A client could assert a claim for matters such as breach of a blocking arrangement or recommending a candidate who subsequently proves to be unsuitable for the position filled. Further, the current employer of a candidate whom we place could file a claim against us alleging interference with an employment contract. In addition, a candidate could assert an action against us for failure to maintain the confidentiality of the candidate's employment search or for alleged discrimination or other violations of employment law by one of our clients.

        We may incur fines and other losses or negative publicity with respect to these problems. In addition, some or all of these claims may give rise to litigation, which could be time-consuming to our management team and costly and could have a negative impact or our business. In some cases, we have agreed to indemnify our clients against some or all of these types of liabilities. We cannot assure you that we will not experience these problems in the future or that our insurance will cover all claims or that our insurance coverage will continue to be available at economically feasible rates.

We depend on our key management personnel.

        Our continued success will depend to a significant extent on our senior management, including Jon F. Chait, our Chairman and CEO. The loss of the services of Mr. Chait or one or more key employees could have a material adverse effect on our business, financial condition and operating results. In addition, if one or more key employees join a competitor or forma competing company, the resulting loss of existing or potential clients could have a material adverse effect on our business, financial condition and operating results.

Government regulations may result in the prohibition or restriction of certain types of employment services we offer or in the imposition of additional licensing or tax requirements that may reduce our future earnings.

        In many jurisdictions in which we operate, such as France, Germany and Japan, the temporary staffing industry is heavily regulated. For example, governmental regulations in Germany restrict the length of contracts of temporary employees and the industries in which temporary employees may be used. In some countries, special taxes, fees or costs are imposed in connection with the use of temporary workers. For example, temporary workers in France are entitled to a 10% allowance for the precarious nature of employment which is eliminated if a full-time position is offered to them within three days. The countries in which we operate may:

  •
  create additional regulations that prohibit or restrict the types of employment services that we currently provide;
  •
  impose new or additional benefit requirements;
  •
  require us to obtain additional licensing to provide staffing services; or
  •
  increase taxes, such as sales or value-added taxes, payable by the providers of staffing services.

        Any future regulations that make it more difficult or expensive for us to continue to provide our staffing services may have a material adverse effect on our financial condition, results of operations and liquidity.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand the future prospects of a company and make informed investment decisions. This information statement contains these types of statements, which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

        Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "predict," "believe" and similar words, expressions and variations of these words and expressions are intended to identify forward-looking statements. We use such forward-looking statements regarding our future financial condition and results of operations and our business operations and future business prospects in this information statement. All forward-looking statements reflect the present expectation of future events of our management and are subject to a number of important factors, risks, uncertainties and assumptions, including industry and economic conditions, that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed under "Risk Factors," as well as any cautionary language in this information statement and our filings with the SEC, provide examples of these risks and uncertainties.

        You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this information statement. Except as required by law, we have no obligation, and expressly disclaim any obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise.

DIVIDEND POLICY

        We do not expect to pay a dividend in the foreseeable future. Our dividend policy will be established by our board of directors from time to time based on our results of operations and financial condition and such other business considerations and on the circumstances then in existence as the board considers relevant. In addition, the terms of our debt agreements may place limits on our ability to pay dividends and make other distributions.

THE DISTRIBUTION

Background and Reasons for the Distribution

        Management and the board of directors of TMP concluded that the separation of TMP's eResourcing and Executive Search businesses by way of a pro rata distribution of the common stock of Executive Resourcing to TMP stockholders would be in the best interests of TMP stockholders. On October 18, 2002, the board of directors of TMP authorized TMP's management to take the steps necessary to effect the distribution, subject to final approval. Consummation of the distribution is subject to several conditions described in greater detail below.

        The distribution is intended to separate the eResourcing and Executive Search businesses from the remaining TMP businesses in order to enable each of TMP and Executive Resourcing to compete effectively without negatively affecting the other's businesses and to adopt strategies and pursue objectives appropriate to their specific needs and to enhance each company's growth opportunities. TMP management believes that separating Executive Resourcing from TMP will provide the following additional benefits and greater growth opportunities:

  •
  Enhanced Management Focus. The management team of each company will be better able to focus on each company's respective operations, strategic direction and core businesses as well as pursue growth opportunities, which TMP believes will help maximize value over the long term for both TMP and Executive Resourcing stockholders.

  •
  Enhanced Ability to Attract Key and Retain Employees. Executive Resourcing will have a greater chance of attracting and retaining qualified managerial employees if employee equity compensation is directly related to the operations and success of Executive Resourcing as an independent entity.
  •
  Permit Investors To Better Evaluate Company Performance. Stockholders of Executive Resourcing and TMP will be better able to evaluate the financial performance of each company thereby enabling increased investor focus. Following the distribution, TMP will continue to own and operate its Monster, Advertising and Communications and Directional Marketing businesses.

Conditions Precedent to the Distribution

        It is expected that the distribution of our common stock to TMP stockholders will be effective on or about                            , 2003, the ("Distribution Date") so long as:

  •
  the Securities and Exchange Commission has declared effective the Form 10 filed with it under the Exchange Act and not have issued a stop order or instituted a proceeding for that purpose;
  •
  the actions with respect to the securities or blue sky laws of states or other political subdivisions of the United States (and any comparable laws of any foreign jurisdiction) in connection with the transactions contemplated by the distribution agreement have been taken, and, where applicable, have become effective or been accepted;
  •
  our common stock to be delivered in the distribution has been approved for listing on The Nasdaq National Market, subject to official notice of issuance;
  •
  TMP's board of directors has been satisfied that the distribution will be made out of TMP's surplus within the meaning of Section 170 of the Delaware General Corporation Law and TMP shall have received a solvency opinion with respect to us;
  •
  TMP's board of directors has approved the distribution and has not abandoned, deferred or modified the distribution at any time prior to its record date;
  •
  the required corporate restructuring transactions have been effected;
  •
  our board of directors, as named in this information statement, has been elected by TMP, as our sole stockholder;
  •
  our certificate of incorporation and by-laws, in substantially the forms attached to the distribution agreement, are in effect;
  •
  the distribution agreement and each of the other agreements reasonably necessary or appropriate to consummate the corporate restructuring transactions and the distribution have been duly executed and delivered by the parties;
  •
  TMP has obtained from the lenders under its accounts receivable management and security agreement a release, with effect from and after the distribution date, of the lenders' security interests in our and our subsidiaries' capital stock and assets and our and our subsidiaries' obligations in respect of that agreement, including, without limitation, any warranty under that agreement;
  •
  TMP has received an IRS ruling or, in the absence of such ruling, an opinion of Baker & McKenzie, special tax counsel to TMP, in form and substance satisfactory to TMP in its sole discretion, to the effect that the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code and that for federal income tax purposes the corporate restructuring transactions will not result in the recognition of any income, gain or loss to TMP's stockholders or to TMP (without regard to the application of Section 355(d) or (e) of the Code);

  •
  no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the distribution or any of the other transactions contemplated by the distribution agreement and the other agreements relating to the distribution may be in effect;
  •
  any material governmental approvals and consents necessary to consummate the distribution have been obtained and are in full force and effect; and
  •
  one or more senior credit facilities have been made available to us by lenders on terms and in an amount satisfactory to TMP and us.

Distribution Agent

        The distribution agent is The Bank of New York, 101 Barclay Street, New York, New York 10286, telephone (212) 815-4197.

Manner of Effecting the Distribution

        The general terms and conditions relating to the distribution will be set forth in the distribution agreement to be executed on or prior to the distribution date between TMP and us. See "Arrangements Between TMP and Executive Resourcing Relating to the Distribution."

        In the event that all conditions to the distribution are satisfied or waived, and subject to the right of the board of directors of TMP to provide final approval for the distribution or to abandon the distribution and related transactions, the distribution will be made on or about the distribution date to stockholders of record of TMP on the record date. As part of the spin-off, Executive Resourcing will be adopting a book-entry share transfer and registration system for Executive Resourcing common stock. Instead of receiving physical share certificates, for every            shares of TMP common stock on the record date, registered holders thereof will receive one share of our common stock credited to book-entry accounts established for them by the distribution agent. The distribution agent will mail an account statement to each registered holder stating the number of shares of Executive Resourcing common stock credited to such holder's account. For stockholders who own TMP common stock through a broker or other nominee, their shares of Executive Resourcing common stock will be credited to their account by the broker or other nominee. After the distribution, holders may request that their shares of Executive Resourcing common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

        Fractional shares of our common stock will not be issued to holders of TMP common stock as part of the distribution nor credited to book-entry accounts. Instead, the distribution agent will aggregate fractional shares into whole shares and sell them in the open market at then-prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive a cash payment in the amount of their pro rata share of the net sale proceeds. The distribution agent, in its sole discretion, without any influence from TMP or Executive Resourcing, will determine when, how, through which broker-dealer and at what price to sell such whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either TMP or Executive Resourcing. Sales of fractional shares of our common stock are expected to be made as soon as practicable after the distribution date, and checks representing proceeds of these sales will be mailed thereafter. TMP will bear the cost of brokerage commissions incurred in connection with such sales. See "The Distribution—Certain U.S. Federal Income Tax Consequences of the Distribution" for a discussion of the federal income tax treatment of fractional share interests. None of TMP, the Distribution Agent nor we guarantee that you will receive any minimum sale price for your fractional shares of Executive Resourcing common stock. You will not be paid any interest on the proceeds of the sale.

        Holders of TMP common stock will not be required to pay any cash or other consideration for the shares of our common stock received in the distribution or to surrender or exchange shares of TMP common stock or take any other action in order to receive our common stock. The distribution will not affect the number of, or the rights attaching to, the outstanding shares of TMP common stock.

        Holders of TMP common stock should not send certificates to TMP, Executive Resourcing or the Distribution Agent. Shares of our common stock will be credited to book-entry accounts by the Distribution Agent on or about                , 2003. TMP stock certificates will continue to represent shares of TMP common stock after the distribution in the same amount of shares shown on the certificates.

Treatment of options and restricted stock

        Generally, any outstanding options to purchase TMP common stock issued under a TMP stock plan will remain outstanding in accordance with and subject to their terms (including terms relating to vesting and exercisability), but will be adjusted in a manner determined by the compensation committee of TMP's board of directors to reflect the economic value of the distribution and will continue to represent only the right to purchase TMP common stock. Upon completion of the distribution the number of shares and exercise price will be adjusted so that each option will have the same aggregate intrinsic value and the same ratio of the exercise price to the market value per share of the TMP stock options. In addition, the number of shares of TMP common stock underlying certain outstanding restricted stock grants will be adjusted by the compensation committee of TMP's board of directors to reflect the economic value of the distribution.

Results of the Distribution

        Following the distribution, we will be a separate public company. The number and identity of the holders of our common stock immediately following the distribution will be substantially the same as the number and identity of the holders of TMP common stock on the record date. Immediately following the distribution we expect to have approximately             holders of record of our common stock and            shares of common stock outstanding based on the number of stockholders of record of TMP common stock and the number of outstanding shares of TMP common stock as of the close of business on                            , 2003 and the distribution ratio of one share of Executive Resourcing common stock for every             shares of TMP common stock. The actual number of shares of our common stock to be distributed will be determined as of the record date. The distribution will not affect the number of shares outstanding of TMP common stock or any rights of holders of TMP common stock.

Incurrence of Debt

        Prior to the distribution, we will enter into one or more senior credit facilities. The terms of these credit facilities are still being negotiated, including whether the credit facilities will be secured or unsecured. We intend to use any proceeds from borrowings under the credit facility for future capital expenditures, working capital and letter of credit requirements. As of September 30, 2002, our total debt was $7.9 million, with a total debt to total capitalization ratio of 2.5%.

Certain U.S. Federal Income Tax Consequences of the Distribution

        The following is a summary description of the material U.S. federal income tax consequences of the distribution. This summary is not intended as a complete description of all of the tax consequences of the distribution and does not discuss tax consequences under the laws of any state, local or foreign governments or any other jurisdiction. Moreover, the following discussion may not apply to particular categories of holders subject to special tax treatment under the federal income tax laws, including, without limitation, insurance companies, financial institutions, broker-dealers, estates, trusts, tax-exempt organizations, real estate investment trusts, regulated investment companies, non-United States holders, or persons that will hold their shares of our common stock as a position in a straddle, as part of a synthetic security or hedge, or as part of a conversion transaction or other integrated investment. This summary does not include a description of any alternative minimum tax consequences that may be applicable to the receipt of our shares pursuant to the spin-off. This summary assumes that you hold your shares of our common stock as a capital asset within the meaning of section 1221 of the Code.

        The following discussion is based on currently existing provisions of the Code, existing, proposed and temporary Treasury Department regulations promulgated under the Code and current administrative rulings and court decisions. All of the foregoing are subject to change, which may or may not be retroactive, and any of these changes could affect the validity of the following discussion.

        Prior to the distribution, TMP will have received an IRS ruling or, in the absence of such ruling, an opinion from Baker & McKenzie, special tax counsel to TMP, to the effect that the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes under section 355 of the Code (without regard to the application of Section 355(d) or (e) of the Code). An opinion of Baker & McKenzie will be based on certain assumptions as well as on the accuracy of certain factual representations and statements made by TMP and Executive Resourcing to Baker & McKenzie. An opinion of Baker & McKenzie is not binding on the courts or the IRS. In the absence of an IRS ruling, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below or that any such challenge ultimately will not prevail.

        Assuming the distribution qualifies as tax-free under section 355 of the Code for U.S. federal income tax purposes, the following describes certain U.S. federal income tax consequences to TMP stockholders as a result of the distribution:

  •
  no income, gain or loss will be recognized by the stockholders of TMP on the distribution of the shares of Executive Resourcing. However, each TMP stockholder that receives cash in lieu of a fractional share will recognize taxable gain with respect to that amount;

  •
  the aggregate basis of the TMP stock and the Executive Resourcing stock in the hands of TMP stockholders after the distribution will be the same as the basis of the TMP stock in their hands immediately before the distribution (less the amount of basis allocated to any fractional share), allocated between the TMP stock and the Executive Resourcing stock in proportion to the fair market value of each; and

  •
  the holding period of the Executive Resourcing stock received by TMP stockholders will include the holding period they had in their TMP stock.

        U.S. Treasury regulations require each TMP stockholder that receives shares of Executive Resourcing stock in the distribution to attach to the stockholder's U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such information as may be appropriate to demonstrate the applicability of section 355 of the Code to the distribution. Such statement shall include a description of the Executive Resourcing stock received and the names and addresses of all the corporations involved in the transaction. Within a reasonable period of time after the distribution, TMP will provide its stockholders that receive shares of Executive Resourcing stock in the distribution the information necessary to comply with such requirement.

        If the distribution fails to qualify as a tax-free distribution for U.S. federal income tax purposes, TMP stockholders who receive shares of Executive Resourcing stock in the distribution would be treated as if they had received a taxable distribution in an amount equal to the fair market value of the Executive Resourcing stock received. The amount of the taxable distribution would be taxed as a dividend to the extent of TMP's current and accumulated earnings and profits. Any amount that exceeded the earnings and profits first would be treated as a non-taxable reduction in the stockholder's tax basis in its TMP stock and then as capital gain from the sale or exchange of its TMP stock. Stockholders may be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received, deduction and extraordinary dividends. If the distribution were taxable, a stockholder's tax basis in the Executive Resourcing stock received would equal the fair market value of the Executive Resourcing stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the stockholder's TMP stock would not be affected by the fact that the distribution was taxable. If the distribution fails to qualify as a tax-free distribution for U.S. federal income tax, then, in general, a corporate income tax could also be payable on the excess of the fair market value of the Executive Resourcing stock over TMP's adjusted tax basis in the Executive Resourcing stock at the time of the distribution by the combined tax group of which TMP is the common parent.

        We urge you to consult your tax advisor as to the particular tax consequences to you of the distribution described herein, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in applicable tax laws.

Approval and trading of the shares of Executive Resourcing common stock

        There is no existing market for our common stock. We have applied for quotation of our common stock on The Nasdaq National Market. It is anticipated that our common stock will be traded on The Nasdaq National Market under the symbol "            ". If the shares are accepted for quotation, a when-issued trading market for our common stock is expected to develop on or about the record date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. There can be no assurance about the trading prices for our common stock before or after the distribution date, and until the shares of our common stock are fully distributed and an orderly market develops, the trading prices for such securities may fluctuate. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for such securities, developments affecting our business generally, the impact of the factors referred to in "Risk Factors," investor perceptions of our company and its business, our operating results, our dividend policies and general economic and market conditions. See "Risk Factors—Risks relating to our common stock."

        TMP common stock will continue to trade on The Nasdaq National Market under the symbol "TMPW". After the distribution, the trading price of TMP common stock may be lower than the trading price immediately prior to the distribution. Until the market has evaluated the operations of TMP without Executive Resourcing, the trading price of TMP common stock may fluctuate. In addition, the combined trading prices of our common stock and TMP common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of TMP common stock prior to the distribution.

        The transfer agent and registrar for the Executive Resourcing common stock will be The Bank of New York, 101 Barclay Street, New York, New York 10286, telephone (212) 815-4197.

        For certain information regarding options to purchase Executive Resourcing common stock that will be granted in connection with the distribution, see "Arrangements Between TMP and Executive Resourcing Relating to the Distribution" and "Management—Compensation of Directors" and "—Compensation of Executive Officers."

        Shares of our common stock distributed to TMP stockholders in the distribution will be freely transferable under the Securities Act, except for shares of our common stock received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with, our company, and may include certain of our officers, directors or principal stockholders. After we become a publicly-traded company, securities held by persons who are our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. Our affiliates will own approximately     shares of our common stock.

Reasons for furnishing this Information Statement

        This information statement is being furnished solely to provide information to TMP stockholders who will receive shares of our common stock in the distribution as required by applicable law. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of TMP or of us. The information contained in this information statement is believed by TMP and by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither TMP nor we will update the information except in the normal course of its or our public disclosure practices.

ARRANGEMENTS BETWEEN TMP AND EXECUTIVE RESOURCING
RELATING TO THE DISTRIBUTION

        Immediately before the distribution, we were wholly owned by TMP. Our results of operations for time periods before the distribution have been and will be included in the consolidated financial results of TMP. Following the distribution, TMP will not have any ownership interest in Executive Resourcing.

        Before the distribution, we will enter into agreements with TMP to define our ongoing relationship after the distribution and to provide for an orderly transition to our status as a separate, independent company. We believe that the terms of these agreements will be similar to terms that would be achieved through arm's length negotiations with third parties. This section summarizes the material agreements, the initial forms of which we have filed or will file as exhibits to the registration statement on Form 10 of which this information statement forms a part. We may enter into additional or modified agreements, arrangements and transactions with TMP before or after the distribution, which we will attempt to negotiate at arm's length as well.

Distribution Agreement

        We will enter into a distribution agreement with TMP in connection with the distribution. This agreement will, as discussed in greater detail below:

  •
  provide for the principal corporate transactions to be effected in connection with the distribution; and

  •
  provide for other matters relating to our relationship with TMP, and our rights and obligations and the rights and obligations of TMP, following the distribution.

  Corporate Restructuring Transactions and Assignments

        On or before the distribution date, we and TMP will take such actions as are necessary to effect the corporate restructuring transactions identified in the distribution agreement and any other agreement relating to the distribution.

        In addition, on or before the distribution date or as soon as reasonably practicable after that date, subject to obtaining any required third party consent:

  •
  TMP will transfer or cause to be transferred to us or a subsidiary of ours all transferable licenses and permits that relate to our business and are held in the name of TMP or any of its subsidiaries or their respective employees, officers, directors, stockholders or agents;

  •
  we will transfer to TMP or a subsidiary of TMP all transferable licenses and permits that relate to their business and are held in our name or the name of any of our subsidiaries or any such subsidiary's respective employees, officers, directors, stockholders or agents;

  •
  TMP will transfer to us or a subsidiary of ours all of its right, title and interest in and to any and all agreements that relate exclusively to our business, us or any of our subsidiaries;

  •
  we will transfer to TMP or a subsidiary of TMP all of our right, title and interest in and to any and all agreements that relate exclusively to TMP's business, TMP or any of TMP's subsidiaries; and

  •
  any agreement that inures to our benefit or the benefit of a subsidiary of ours, and to the benefit of TMP or a subsidiary of TMP, will be assigned so that each party will be entitled to the rights and benefits inuring to its business under that agreement with certain exceptions relating to employee non-competition and non-solicitation provisions.

  Conditions to the Distribution

        The distribution agreement will provide that the following conditions must be satisfied or waived before or as of the date of the distribution for the distribution to occur:

  •
  the Securities and Exchange Commission has declared effective the Form 10 filed with it under the Exchange Act and not have issued a stop order or instituted a proceeding for that purpose;

  •
  the actions with respect to the securities or blue sky laws of states or other political subdivisions of the United States (and any comparable laws of any foreign jurisdiction) in connection with the transactions contemplated by the distribution agreement have been taken, and, where applicable, have become effective or been accepted;

  •
  our common stock to be delivered in the distribution must has approved for listing on The Nasdaq National Market, subject to official notice of issuance;

  •
  TMP's board of directors has been satisfied that the distribution will be made out of its surplus within the meaning of Section 170 of the Delaware General Corporation Law and TMP shall have received a solvency opinion with respect to us;

  •
  TMP's board of directors has approved the distribution and has not abandoned, deferred or modified the distribution at any time prior to its record date;

  •
  the required corporate restructuring transactions have been effected;

  •
  our board of directors, as named in this information statement, has been elected by TMP, as our sole stockholder;

  •
  our certificate of incorporation and by-laws, in substantially the forms attached to the distribution agreement, are in effect;

  •
  the distribution agreement and each of the other agreements reasonably necessary or appropriate to consummate the corporate restructuring transactions and the distribution must have been duly executed and delivered by the parties;

  •
  TMP has obtained from the lenders under its accounts receivable management and security agreement a release, with effect from and after the distribution date, of the lenders' security interests in our and our subsidiaries' capital stock and assets and our and our subsidiaries' obligations in respect of that agreement, including, without limitation, any warranty under that agreement;

  •
  TMP has received an IRS ruling or, in the absence of such ruling, an opinion of Baker & McKenzie, special tax counsel to TMP, in form and substance satisfactory to TMP in its sole discretion, to the effect that the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code and that for federal income tax purposes the corporate restructuring transactions will not result in the recognition of any income gain or loss to TMP's stockholders or to TMP (without regard to the application of Section 355(d) or (e) of the Code);

  •
  no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the distribution or any of the other transactions contemplated by the distribution agreement and the other agreements relating to the distribution may be in effect;

  •
  any material governmental approvals and consents necessary to consummate the distribution have been obtained and are in full force and effect; and

  •
  one or more senior credit facilities have been made available to us by lenders on terms and in an amount satisfactory to TMP and us.

  Cross Indemnification

        We and TMP will indemnify one another against specified liabilities. We will indemnify TMP and its subsidiaries other than us and our subsidiaries (which we refer to collectively as the "TMP Group") and their directors, officers and affiliates, which we refer to collectively as the "TMP Indemnitees," from and against any and all damage, loss, liability and expense incurred by any of the TMP Indemnitees arising out of or due to our failure to discharge any obligations or liabilities of ours or of our subsidiaries (which we refer to collectively as the "Executive Resourcing Group") under the distribution agreement, as well as all liabilities, whenever arising, of the Executive Resourcing Group, and liabilities arising from or in connection with our conduct of our business or our ownership or use of assets in connection with our business.

        TMP will indemnify the Executive Resourcing Group and our directors, officers and affiliates, which we refer to collectively as "Executive Resourcing Indemnitees", from and against any and all damage, loss, liability and expense incurred by any of the Executive Resourcing Indemnitees arising out of or due to TMP's failure to discharge any obligations or liabilities of the TMP Group under the distribution agreement, as well as all liabilities, whenever arising, of the TMP Group, liabilities arising from or in connection with the conduct of the TMP Group's businesses, other than our business, or the TMP Group's ownership or use of assets in connection with their businesses.

        In addition, we and TMP will indemnify each other and the other's affiliates and controlling persons from specified liabilities under the securities laws relating to the Form 10 and this information statement and will contribute under specified circumstances to the amount paid or payable by the other in respect of the liabilities.

        None of these indemnities will apply to indemnification for tax liabilities, which will be addressed in the tax separation agreement described below under "—Tax Separation Agreement." We do not believe that any of these indemnities will have a material adverse effect on our business, financial condition or results of operations.

        The distribution agreement will also include procedures for notice and payment of indemnification claims and generally provide that the indemnifying party may assume the defense of a claim or suit brought by a third party. Any indemnification amount paid under the indemnities will be paid net of the amount of any insurance or other amounts actually received from a third party that reduce the liability, and net of any tax benefit to the indemnified party that is attributable to the relevant payment or liability. The indemnification amount will be increased so that the indemnified party receives 100% of the after-tax amount of any payment or liability.

  Release of Pre-Distribution Claims

        Effective as of the distribution date:

  •
  We will, for ourselves and each other member of the Executive Resourcing Group and our and their respective affiliates (other than any member of the TMP Group), successors and assigns, release each of TMP, the members of the TMP Group, their affiliates (other than any member of the Executive Resourcing Group), successors and assigns, and all persons who at any time prior to the distribution date have been stockholders, directors, officers, agents or employees of any member of the TMP Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all liabilities whatsoever, with respect to actions and omissions on or before the distribution date, including in connection with the corporate restructuring transactions and all other activities to implement the distribution, except as otherwise provided in the distribution agreement or any other agreement entered into in connection with the distribution; and

  •
  TMP will, for itself and each other member of the TMP Group, its affiliates (other than any member of the Executive Resourcing Group), successors and assigns, release us, the members of the Executive Resourcing Group, their affiliates (other than any member of the TMP Group), successors and assigns, and all persons who at any time prior to the distribution date have been stockholders, directors, officers, agents or employees of any member of the Executive Resourcing Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all liabilities whatsoever, with respect to actions and omissions on or before the distribution date, including in connection with the corporate restructuring transactions and all other activities to implement the distribution.

  Access To Information

        Under the distribution agreement, we and TMP will, for a reasonable period of time and with specified exceptions, allow the other party and their specified representatives reasonable access to all records in our or its possession relating to the business and affairs of the other party as reasonably required. Access will be allowed for such purposes as auditing, accounting, litigation, regulatory compliance, disclosure and reporting. Each party will also use reasonable efforts to make available to the other its officers, directors, employees and representatives as witnesses and will otherwise cooperate with the other party in connection with any proceeding arising out of its or the other party's business before the distribution.

        Except as otherwise provided in the distribution agreement, we, TMP and our respective officers, directors, employees, agents and representatives will hold all information in our, its or their possession concerning the other party in strict confidence.

  Competitive Business Activities

        Following the distribution, neither we nor TMP or any of our respective subsidiaries will have any duty to refrain from engaging in the same or similar activities or lines of business as the other party, doing business with any potential or actual supplier or customer of the other party, or engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual suppliers or customers of the other party.

  Discontinuation of Existing Arrangements

        Unless otherwise agreed, if not terminated earlier, all previously existing arrangements and agreements between us and TMP and our respective subsidiaries will be terminated effective as of the distribution date.

  Transaction Expenses

        TMP will generally be responsible for all transaction expenses relating to the distribution incurred by TMP, its subsidiaries, us and our subsidiaries. However, we will be responsible for and pay the fees, expenses and other amounts payable to the lenders under our credit facilities and all related fees and expenses, including the fees and expenses of our counsel.

  Termination

        TMP's board of directors may abandon the distribution and terminate the distribution agreement at any time before the distribution.

Transition Services Agreement

        We intend to enter into a transition services agreement with TMP effective as of the date of the distribution. Under the agreement, TMP will provide to us the administrative, financial, management and other services that we require for a limited time (generally, for one year following the distribution date, except as otherwise agreed with TMP).

        Under the transition services agreement, TMP will provide or arrange to provide services in exchange for fees which we believe are similar in material respects to what a third-party provider would charge. Fees for transition services will be based on two billing methods, "agreed billing" and "pass-through billing." Under the agreed billing method, TMP will provide or arrange to provide us services at the costs charged to us for those services before the distribution or at TMP's specified cost of providing the services, plus 5% of these costs, in either case subject to increase by TMP, in the exercise of its reasonable judgment, after the distribution. We will also reimburse TMP, without mark-up, for third party and out-of-pocket expenses incurred in connection with providing those services. Under the pass-through billing method, we will reimburse TMP for all third party expenses, out-of-pocket costs and other expenses incurred in providing or arranging to provide us the service.

        TMP will invoice us monthly for the costs of services provided to us under the transition services agreement. If we fail to pay an invoice by its due date, we will be obligated to pay interest to TMP at the prime rate as reported in The Wall Street Journal.

        The services that TMP will initially provide or arrange to provide to us include:

  •
  administrative; and
  •
  others which may be mutually agreed.

        The transition services agreement will also provide that:

  •
  we will indemnify TMP, its subsidiaries and their respective directors, officers, agents or employees from and against all damages arising out of the services rendered by any of them under the services agreement, except for damages caused by their gross negligence or willful misconduct, for which TMP will indemnify us and our subsidiaries and their respective directors, officers, agents or employees; and
  •
  TMP and its subsidiaries, and we and our subsidiaries, will maintain the confidentiality of all confidential information relating to the other party, as provided in the distribution agreement.

Tax Separation Agreement

        After the distribution, we will no longer be included in TMP's consolidated group for United States federal income tax purposes. We and TMP will enter into a tax separation agreement to reflect our separation from TMP with respect to tax matters. The primary purpose of the agreement is to reflect each party's rights and obligations relating to payments and refunds of taxes that are attributable to periods beginning before and including the date of the distribution and any taxes resulting from transactions effected in connection with the distribution.

        The tax separation agreement will provide for payments between the two companies to reflect tax liabilities which may arise before and after the distribution. It will also cover the handling of audits, settlements, elections, accounting methods and return filing in cases where both companies have an interest in the results of these activities.

        Specifically, with respect to any period referred to above, TMP will:

  •
  continue to have the sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state tax returns which include Executive Resourcing;
  •
  be designated as the sole and exclusive agent for us in all matters relating to tax liabilities of Executive Resourcing; which are reflected in any such return;

  •
  conduct and bear any costs of tax audits, including tax assessments and any related interest and penalties and any legal, litigation, accounting or consulting expenses, except to the extent such tax audits relate solely to our tax liability; and
  •
  generally have authority to conduct proceedings relating to the contest or compromise of any tax liability reflected on any consolidated or combined return, subject in certain instances to our consent.

        After the distribution, if one or more persons were to acquire a 50% or greater interest in either TMP or us as part of a plan that included the distribution, TMP could recognize gain on the shares of our common stock that it distributes in the distribution. Other transactions could also jeopardize the tax-free nature of the distribution. To minimize these risks, we will agree to refrain from engaging in specified transactions for two years after the distribution.

        Transactions that may be affected by these restrictions relating to an acquisition of a 50% or greater interest and other restrictions include:

  •
  a liquidation;
  •
  a merger or consolidation with, or acquisition by, another company;
  •
  issuances and redemptions of shares of our common stock;
  •
  the granting of stock options;
  •
  the sale, distribution or other disposition of assets in a manner that would adversely affect the tax consequences of the distribution; or
  •
  the discontinuation of material businesses.

SELECTED HISTORICAL FINANCIAL DATA

        The following table shows selected historical financial data of Executive Resourcing and has been derived from, and should be read together with, the combined financial statements and corresponding notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this information statement. The selected financial information may not be indicative of the future performance of Executive Resourcing as an independent company. The historical combined financial data as of and for the three years ended December 31, 2001, 2000 and 1999 are derived from our audited financial statements. The historical combined financial data as of December 31, 1998 and 1997 and for the years then ended (which are not included in this information statement) and as of September 30, 2002 and the nine months ended September 30, 2002 and 2001 are derived from our unaudited combined condensed financial statements and corresponding notes, included elsewhere in this information statement.

	Nine Months Ended September 30,		Year Ended December 31,			Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)					(unaudited)
			(dollars in thousands)
STATEMENT OF OPERATIONS:
Revenues	$812,577	$995,385	$1,287,798	$1,325,146	$1,130,010	$964,272	$746,404
Direct costs	484,752	545,258	716,261	669,985	593,532	493,430	354,589

Net revenues	327,825	450,127	571,537	655,161	536,478	470,842	391,815

Salaries & related, office & general and marketing & promotion	344,033	420,698	542,240	595,794	499,762	419,489	336,432
Merger and integration costs and restructuring costs	6,056	28,983	43,177	50,995	49,662	23,355	—
Business reorganization & other special charges	53,133	—	—	—	—	—	—
Amortization of intangibles	579	10,734	14,324	8,947	4,297	2,811	1,007

Total operating expenses	403,801	460,415	599,741	655,736	553,721	445,655	337,439

Income (loss) from operations	(75,976)	(10,288)	(28,204)	(575)	(17,243)	25,187	54,376
Income (loss) before accounting change	(74,430)	(15,546)	(34,195)	(16,867)	(39,751)	14,722	37,003
Net income (loss)	(367,430)	(15,546)	(34,195)	(16,867)	(39,751)	14,722	37,003
OTHER FINANCIAL DATA:
Net cash provided by (used in) operating activities	$(96,928)	$(7,185)	$11,416	$23,618	$(23,502)	$8,262	$41,151
Net cash used in investing activities	(14,552)	(89,987)	(118,785)	(109,491)	(39,806)	(43,747)	(42,340)
Net cash provided by financing activities	100,421	87,580	103,115	101,671	30,814	40,929	27,482
	September 30,	December 31,		December 31,
	2002	2001	2000	1999	1998	1997
	(unaudited)			(unaudited)
BALANCE SHEET DATA:
Current assets	$253,514	$246,248	$305,581	$242,628	$229,519	$204,537
Total assets	483,486	765,986	686,592	440,868	380,873	324,714
Current liabilities	162,039	237,780	256,913	189,604	138,966	154,532
Long-term debt, less current portion	566	2,917	21,441	41,298	40,097	37,981
Divisional equity	318,770	522,680	404,380	201,616	178,880	118,222

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

        The following unaudited pro forma combined condensed financial statements of our company for the year ended December 31, 2001, the nine months ended September 30, 2002 and as of September 30, 2002 have been prepared in accordance with Article 11 of Regulation S-X to illustrate the effect of the distribution and should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and notes thereto included elsewhere in this information statement. The unaudited pro forma statement of operations have been prepared to give effect to the distribution and the related transactions as if they had occurred as of January 1, 2001. The unaudited pro forma condensed balance sheet has been prepared giving the estimated effect to the distribution and the related transactions as if it occurred on September 30, 2002.

        These unaudited pro forma combined condensed financial statements do not reflect many significant changes that may occur after the distribution in our financing plans and cost structure.

        We believe the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the distribution and the related transactions. The unaudited historical pro forma combined condensed balance sheets and statement of operations included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. TMP did not account for us as, and we were not operated as, a single stand-alone entity for the periods presented.

TMP WORLDWIDE SEARCH, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF SEPTEMBER 30, 2002

(dollars in thousands)

	Historical	Pro forma Adjustments		Pro forma
ASSETS:
Current assets:
Cash and cash equivalents	$28,928		(a)
Accounts receivable, net	190,103
Work-in-process	7,829
Prepaid and other	26,654

Total current assets	253,514
Property and equipment, net	38,665
Intangibles, net	179,036
Other assets	12,271

	$483,486

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable	$27,869
Accrued expenses and other liabilities	88,474
Accrued integration and restructuring costs	13,439
Accrued business reorganization costs	21,117
Unearned revenue	3,774
Current portion of long-term debt	7,366

Total current liabilities	162,039
Long-term debt, less current portion	566
Other long-term liabilities	2,111

Total liabilities	164,716

Commitments and Contingencies
Divisonal/Stockholders' equity:
Common stock, $0.001 par value, authorized, shares; issued: and shares, respectively; outstanding: and shares, respectively	—		(b)
Additional paid-in capital	—		(a),(b),(c)
Divisional Equity	318,770		(c)

Total Divisional/Stockholders' Equity	318,770

	$483,486

(a)
Represents the additional cash contribution of $       million by TMP on the distribution date for working capital, capital expenditures and other operating requirements.
(b)
The distribution will consist of approximately       million shares of common stock of Executive Resourcing, $.001 par value per share, consisting of one Executive Resourcing Share for every      shares of TMP common stock, held of record, as of the record date for the distribution.
(c)
This amount reflects TMP's investment in Executive Resourcing, on a historical basis, which was recorded as Divisional Equity in our combined financial statements.

TMP WORLDWIDE SEARCH, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

(dollars in thousands)

	Historical		Pro forma Adjustments	Pro forma
Revenues		$812,577
Direct costs		484,752

Net revenues		327,825

Operating expenses:
Salaries & related		244,079
Office & general		92,056
Marketing & promotion		7,898
Merger & integration		6,056
Business reorganization and other special charges		53,133
Amortization of intangibles		579

Total operating expenses		403,801

Operating loss		(75,976)

Other expense:
Interest expense, net		(273)
Other, net		(8)

Loss before benefit for income taxes		(76,257)
Benefit for income taxes		(1,827)

Loss before accounting change		$(74,430)

PRO-FORMA LOSS PER SHARE BEFORE ACCOUNTING CHANGE (d):
Basic (based on shares outstanding)	$			$

Diluted (based on shares outstanding)	$			$

(d)
The computation of pro forma basic loss per share for the periods presented is based upon the weighted average number of shares of TMP common stock outstanding during the periods adjusted for the exchange ratio used in the distribution. As a result of the loss before accounting change, outstanding TMP stock options held by our employees have been excluded from the calculation of diluted loss per share, as their effect would be anti-dilutive. The actual number of options to be held by our employees will not be determined until after the distribution, when it is determined which TMP employees have become our employees.

TMP WORLDWIDE SEARCH, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

	Historical		Pro forma Adjustments	Pro forma
Revenues		$1,287,798
Direct costs		716,261

Net revenues		571,537

Operating expenses:
Salaries & related		397,102
Office & general		125,767
Marketing & promotion		19,371
Merger & integration		43,177
Amortization of intangibles		14,324

Total operating expenses		599,741

Operating loss		(28,204)

Other expense:
Interest expense, net		(1,901)
Other, net		(343)

Loss before provision for income taxes		(30,448)
Provision for income taxes		3,747

Net loss		$(34,195)

PRO-FORMA LOSS PER SHARE(d):
Basic (based on shares outstanding)	$			$

Diluted (based on shares outstanding)	$			$

CAPITALIZATION

        The following table sets forth our unaudited capitalization as of September 30, 2002, on a historical and pro forma basis, to give effect to the distribution and transactions related to the distribution. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited pro forma condensed financial statements and notes thereto included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical financial statements for the distribution and transactions related to the distribution to derive the pro forma capitalization described below see "Unaudited Pro Forma Combined Condensed Financial Data".

	Historical	Pro-forma
	(dollars in thousands)

Cash	$28,928

Debt:
Current maturities of long-term debt	$7,366

Long-term debt	$566

Divisional/Stockholders' Equity:
Common stock	—
Additional paid-in capital	—
Retained earnings
Divisional equity	318,770

Total divisional/stockholders' equity	318,770

Total capitalization	$319,336

        On a historical basis, the amount of TMP's investment in Executive Resourcing was recorded as Divisional Equity in our combined financial statements. The pro forma amount of common stock is based on each holder of TMP common stock receiving a dividend of one share of our common stock, par value $.001 per share, for every    shares of TMP common stock, based on     shares of TMP common stock outstanding as of    , 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the combined financial statements and the notes thereto, and the unaudited pro forma condensed combined financial statements and the notes thereto, included elsewhere in this information statement. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements. Please see "Forward Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

        As one of the world's largest executive search and selection agencies, we help our clients (employers and professional recruiters) find the right employee, from mid-level candidates to senior executives. We will be formed from the distribution of TMP Worldwide Inc.'s Executive Search and eResourcing divisions and currently operate in 31 countries and employ approximately 4,000 people globally. For the nine months ended September 30, 2002 and 2001, 67% and 61% of our revenues were earned outside of the United States, respectively. Our two principal business segments are as follows:

          eResourcing.    Our eResourcing division, which focuses on the mid-market selection business, finds professionals who typically earn between $50,000 and $150,000 annually, and possess the set of skills outlined by our clients. We use both traditional and interactive methods to select potential candidates for our clients, employing a suite of products which assess talent and help predict whether a candidate will be successful in a given role. Temporary contracting is a significant component of our eResourcing business. Within our temporary contracting business, we place professionals and executives in assignments that can range from one day to more than 12 months.

          Executive Search.    We offer an advanced and comprehensive range of executive search services aimed at finding the appropriate executive or professional for a wide range of clients operating in sectors such as health care, technology, financial services, retail and consumer and industrial. We also have an active practice in assisting clients who desire to augment their boards of directors. Our executive search service identifies senior executives who typically earn in excess of $150,000 annually.

        Our executive offices are currently located at 622 Third Avenue, New York, New York 10017. Our telephone number is (212) 351-7000 and our Internet address is http://www.            .com.

        For all of the periods presented in this information statement, we operated as part of TMP. TMP's board of directors has approved a pro rata distribution to its stockholders of all of the outstanding shares of the common stock of Executive Resourcing, which is currently a wholly owned subsidiary of TMP. The businesses described in this information statement have been conducted by TMP through various divisions and subsidiaries. Immediately prior to the distribution, TMP will transfer the assets and liabilities of it eResourcing and Executive Search business segments to us at TMP's historical cost. Following the distribution, we will be an independent public company and TMP will have no continuing stock ownership interest in us. Prior to the distribution, we will enter into several agreements with TMP in connection with, among other things, employee matters, income taxes, leased real property and transitional services. The transition services agreement will relate to transitional services that TMP will provide to us or arrange to provide to us for services such as administrative, financial, management and other services that we may require for a limited time (generally, for one year following the distribution date, except as otherwise agreed with TMP). The transition services agreement provides for specified charges, generally intended to allow TMP to fully recover the allocated direct costs of providing the services, plus 5% of these costs. See "Arrangements Between Executive Resourcing and TMP Relating to the Distribution" for a more detailed discussion of these arrangements.

        Our combined financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the businesses to be transferred to us from TMP as part of the distribution. Additionally, net intercompany balances due to TMP have been contributed to us and are reflected as divisional equity in the accompanying combined financial statements. The financial information included herein, however, may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented.

        Our costs and expenses in the accompanying combined financial statements include allocations from TMP for executive, legal, accounting, treasury, real estate, information technology, merger and integration costs and other TMP corporate services and infrastructure costs because specific identification of the expenses is not practicable. The total corporate services allocation to us from TMP was $28.1 and $22.5 million for the nine months ended September 30, 2002 and 2001, respectively; $27.4 million in 2001, $44.3 million in 2000 and $32.7 million in 1999. The year ended December 31, 2000 also includes $1.1 million of interest expense paid to TMP in 2002, in connection with certain cash funding arrangements in the period. The expense allocations have been determined on the basis that TMP and Executive Resourcing considered to be reasonable reflections of the utilization of services provided or the benefit received by us using ratios that are primarily based on our net revenues compared to TMP as a whole. Except as discussed above, interest charges from TMP have been allocated to us, only for that portion of third-party debt attributed to Executive Resourcing.

        We recorded merger, integration and restructuring expense of $43.2 million, $51.0 million and $49.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. The charges were recorded in connection with our pooling of interest transactions and consist of costs to integrate and/or exit certain aspects of the operations of our pooled entities, particularly in areas where we had duplicate functions and facilities.

        In the second quarter of 2002, TMP announced a reorganization initiative to streamline its operations, lower its cost structure and integrate businesses previously acquired. The reorganization program included a workforce reduction, consolidation of excess facilities, restructuring of certain business functions and other special charges, primarily for exiting activities that were no longer considered part of our strategic plan. As a result, we recorded $53.1 million of business reorganization and other special charges during the nine months ended September 30, 2002.

        On December 4, 2002, as a result of the announced spin-off of Executive Resourcing, TMP announced that it expected to record a restructuring charge of approximately $100.0 million related to specific costs of spinning off its eResourcing and Executive Search divisions and to further reduce our cost structure and as well as the remaining operations of TMP. We anticipate that approximately $40 million of the charge will be recorded by us as we evaluate our cost structure in anticipation of operating as a separate stand-alone entity.

        Prior to the distribution, we are not a separate taxable entity for federal, state or local income tax purposes and our operating results are included in TMP's tax return. Income taxes have been calculated as if we filed separate tax returns. However, TMP was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company.

Critical Accounting Policies and Items Affecting Comparability

        Quality financial reporting relies on consistent application of company accounting policies that are based on generally accepted accounting principles. The accounting policies discussed below are considered by management to be critical in order to understand Executive Resourcing's financial statements and often require management judgment and estimates regarding matters that are inherently uncertain. Although our revenue recognition policy contains a relatively low level of uncertainty, it does require judgment on complex matters that is subject to multiple sources of authoritative guidance.

Revenue Recognition

        eResourcing.    For permanent placement services provided by our eResourcing division, a fee of 20% to 30% of a candidate's first year estimated annual cash compensation is billed in equal installments over three consecutive months (the average length of time needed to successfully complete an assignment) and is recognized upon successful completion of the placement, net of an allowance for estimated fee reversals. eResourcing's temporary contracting revenues are recognized over the contract period as services are performed. Revenues from other, less significant, services offered by our eResourcing division are recognized as the services are rendered.

        Executive Search.    Revenue for our Executive Search services is recognized when such services are earned and realizable. Revenue consists of retainers and indirect expenses billed to clients. For each assignment, we enter into a contract with our clients that outlines the general terms and conditions of the assignment. Typically, we are paid a retainer for our executive and management search services equal to approximately one-third of the estimated guaranteed first year compensation for the position to be filled. In addition, if the actual compensation of a placed candidate exceeds the estimated compensation, we often will be authorized to bill the client for one-third of the excess. Indirect expenses are calculated as a percentage of the retainer with certain dollar limits per search. We generally bill our clients for their retainer and indirect expenses in one-third increments over a three-month period commencing in the month of acceptance of the contract by the client and recognize the revenue over this period.

Accounts Receivable

        We are required to estimate the collectibility of our trade receivables and notes receivable. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each customer. Changes in required reserves may occur due to changing circumstances, including changes in the current market environment or in the particular circumstances of individual customers.

Merger, Integration, Restructuring and Business Reorganization Plans

        We have recorded significant charges and accruals in connection with our merger, integration, restructuring and business reorganization plans. These reserves include estimates pertaining to employee separation costs and the settlement of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

Contingencies

        We are subject to proceedings, lawsuits and other claims related to labor, service and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Intangibles

        Intangibles represent acquisition costs in excess of the fair value of net tangible assets of businesses purchased and consist primarily of the value of client lists, non-compete agreements, trademarks and goodwill. With the exception of goodwill these costs are being amortized over periods ranging from two to thirty years. In conjunction with our adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), we will evaluate our goodwill annually for impairment, or earlier if indicators of potential impairment exist.

The determination of whether or not goodwill or other intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the business units. In assessing the recoverability of goodwill, we utilize a discounted cash flow approach that takes into consideration our estimate of future market share, revenue and costs for each business segment as well appropriate discount rates. Changes in our strategy and or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets. In addition, SFAS 142 eliminates the amortization of indefinite lived intangible assets. As a result of the adoption of SFAS 142 on January 1, 2002, we recorded a non-cash impairment charge of $293.0 million, during the first quarter of 2002, to reduce the carrying value of goodwill. Results of operations for the years ended December 31, 2001, 2000 and 1999 include $13.5 million, $7.4 million and $2.8 million, respectively, of amortization expense that will not continue in future periods as a result of our adoption of SFAS 142.

        We have adopted a policy to review each reporting unit for impairment using a discounted cash flow approach that uses forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, changes in these assumptions and current working capital could materially change the outcome of each reporting unit's fair value determinations in future periods, which could require a further permanent write-down of goodwill.

Business Combinations

        For the period January 1, 1999 through December 31, 2001, we completed 42 acquisitions accounted for as purchases with estimated annual net revenues of approximately $170 million. The results of operations of these businesses are included in the accompanying combined financial statements from their respective dates of acquisition. Given the significant number of acquisitions affecting the periods presented, the results of operations from period to period may not necessarily be comparable.

        The accompanying combined financial statements also include 21 acquisitions accounted for as poolings of interests. The combined financial statements as of December 31, 2001 and 2000 and for the three years ended December 31, 2001 have been retroactively restated as if the pooling of interests transactions had been combined from the earliest period presented.

Results of Operations

        The following table sets forth our revenues, net revenues, net revenues as a percentage of revenues, EBITDA and cash flow information (amounts in thousands).

	Nine months Ended September 30,		Year Ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
REVENUES:
eResourcing(1)	$760,403	$908,399	$1,178,338	$1,146,717	$956,695
Executive Search	52,174	86,986	109,460	178,429	173,315

Revenues	$812,577	$995,385	$1,287,798	$1,325,146	$1,130,010

NET REVENUES:
eResourcing	$275,727	$363,141	$462,077	$476,732	$363,201
Executive Search	52,098	86,986	109,460	178,429	173,277

Net revenues	$327,825	$450,127	$571,537	$655,161	$536,478

NET REVENUES AS A PERCENTAGE OF REVENUES:
eResourcing	36.3%	40.0%	39.2%	41.6%	38.0%
Executive Search	99.9%	100.0%	100.0%	100.0%	100.0%
Total	40.3%	45.2%	44.4%	49.4%	47.5%
EBITDA(2):
Loss before benefit for income taxes(3)	$(76,257)	$(11,972)	$(30,448)	$(7,315)	$(26,368)
Interest expense, net	273	1,461	1,901	5,325	7,068
Depreciation and amortization	14,738	24,529	33,290	34,555	23,167

EBITDA	$(61,246)	$14,018	$4,743	$32,565	$3,867

CASH FLOW INFORMATION:
Cash provided by (used in) operating activities	$(96,928)	$(7,185)	$11,416	$23,618	$(23,502)
Cash used in investing activities	(14,552)	(89,987)	(118,785)	(109,491)	(39,806)
Cash provided by financing activities	100,421	87,580	103,115	101,671	30,814

(1)
Includes compensation paid to temporary contractors.
(2)
Earnings before interest, income taxes, depreciation and amortization. EBITDA is presented to provide additional information about our ability to meet our future debt service, capital expenditures and working capital requirements and is one of the measures, which may determine our ability to borrow under any credit facility to which we are a party. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity.
(3)
Includes merger and integration expenses and restructuring expenses for the years ended December 31, 2001, 2000 and 1999 of $43,177, $50,995 and $49,662, respectively. The nine months ended September 30, 2002 and 2001 include merger and integration expense of $6,056 and $28,983, respectively. The nine months ended September 30, 2002 also include business reorganization costs of $53,133.

The Nine Months Ended September 30, 2002 Compared to the Nine Months Ended September 30, 2001

        Total revenues for the nine months ended September 30, 2002 were $812.6 million, a decrease of $182.8 million or 18.4%, as compared to total revenues of $995.4 million for the same period in 2001. This decrease is primarily due to the effects of weak global economic and labor environments, offset by the effect of purchase acquisitions in our eResourcing business in 2001. As a result, total net revenues for the nine months ended September 30, 2002 were $327.8 million or 40.3% of revenues compared to $450.1 million, or 45.2% of revenues for the comparable period in 2001. The decrease in net revenues as a percentage of revenues is primarily a result of declining permanent placement services in both our

eResourcing and Executive Search divisions and declining margins in our temporary contracting services.

        eResourcing net revenues were $275.7 million for the nine months ended September 30, 2002, down 24.1% from the $363.1 million for the same period last year, reflecting lower demand for both permanent employees and temporary contractors. As a result of the weak global economic and labor environment, we have had to lower temporary contracting fees to remain competitive in certain industries.

        Executive Search net revenues of $52.1 million in the first nine months of 2002 were down 40.1% from $87.0 million in the same period in 2001, again reflecting the continued impact that the challenging global economy is having on executive level search placements, particularly in the United States.

        Total operating expenses for the nine months ended September 30, 2002 were $403.8 million, compared with $460.4 million for the same period in 2001. The decrease of $56.6 million or 12.3% is due primarily to cost cutting measures that we began implementing near the end of 2001, a reduction in amortization of intangibles resulting from the adoption of new accounting principles regarding goodwill amortization in 2002 and a decrease in merger & integration costs of $22.9 million as we finalized the integration of our acquisitions accounted for as pooling-of-interests. These decreases were offset by our business reorganization and other special charges of $53.1 million in 2002.

        Salaries and related costs for the nine months ended September 30, 2002 were $244.1 million compared with $311.5 million for the same period in 2001. The decrease of $67.4 million primarily relates to the implementation of cost cutting in reaction to the current economic and labor environment. During the second and third quarters of 2002, we terminated approximately 600 employees in connection with our business reorganization and other special charges, which is expected to further reduce our salaries and related costs.

        Office and general expenses for the nine months ended September 30, 2002 were $92.1 million compared with $94.3 million for the same period in 2001. The $2.2 million decrease is primarily due to cost cutting measures as a result of our business reorganization announced in the second quarter of 2002, partially offset by increased rent and related expenses associated with the significant amount of acquisitions in 2001 and their effect on our results in the first half of the year while we were developing our plans for office consolidations.

        Marketing and promotion expenses decreased $7.0 million to $7.9 million for the nine months ended September 30, 2002 from $14.9 million for the nine months ended September 30, 2001. Marketing was incrementally higher in the 2001 period as a result of significant business acquisition activity in the prior year and costs incurred to re-brand acquired companies under a common name.

        Merger and integration expenses reflect costs incurred as a result of pooling-of-interests transactions and the integration of such companies. For the nine months ended September 30, 2002, merger and integration costs were $6.1 million, a decrease of $22.9 million or 79.1%, compared with $29.0 million for the same period in 2001. These expenses include lease obligations, office integration costs, the write-off of fixed assets that will not be used in the future, separation pay, professional fees and employee stay bonuses to certain key personnel of the merged companies. The decrease in the current period is a result of the finalization of our exit strategies related to our pooled businesses.

        Business reorganization and other special charges were $53.1 million for the nine months ended September 30, 2002. The charge is comprised of severance and related costs of $22.8 million, accruals for future lease obligations on exited properties of $18.3 million and the write-off of fixed assets, primarily leasehold improvements, computer equipment and software of $6.2 million and professional fees of $5.8 million. The continued weakness in our markets has required a renewed emphasis on streamlining our operations. To this end, we continue to work toward bringing our cost structure in line with our commissions and fees.

        Amortization of intangibles was $0.6 million for the nine months ended September 30, 2002 compared to $10.7 million for the same period in 2001. The decrease relates to our adoption of SFAS 142. As a result, goodwill arising from purchase acquisitions has not been amortized in the current period. Had goodwill not been amortized in the prior period, amortization expense would have been approximately $0.3 million for the nine months ended September 30, 2001.

        Operating loss for the nine months ended September 30, 2002 was $76.0 million, compared to an operating loss of $10.3 million for the comparable period in 2001. Excluding goodwill amortization, operating loss would have been $0.3 million in the nine months ended September 30, 2001.

        The benefit for income taxes for the nine months ended September 30, 2002 was $1.8 million on a pretax loss of $76.3 million, compared with a provision of $3.6 million on a pretax loss of $12.0 million for 2001. We have provided tax in profitable jurisdictions, and recorded a full valuation allowance on the tax benefit of losses in certain jurisdictions where it cannot currently be demonstrated that it is more likely than not that the tax benefits will be realized. In each period, the effective tax rate differs from the U.S. Federal statutory rate of 35% due to valuation allowances on deferred tax assets and losses, certain non-deductible expenses such as amortization, merger costs from pooling of interests transactions, profits from certain pooled entities which are not taxed at the corporate level prior to acquisition and variations from the U.S. tax rate in foreign jurisdictions and other international tax strategies.

        In conjunction with the adoption of SFAS 142, as of the beginning of fiscal year 2002, we completed a goodwill impairment review for both of our operating segments. The results of our impairment review indicated that the carrying value of goodwill may not be recoverable. Accordingly, we recorded a goodwill impairment charge of $293.0 million at January 1, 2002 to reduce the carrying value of goodwill to its estimated fair value. This charge is reflected in our statement of operations for the nine months ended September 30, 2002 as a cumulative effect of accounting change. According to our policy and under the new rules, we will perform a similar review annually, or sooner if indicators of potential impairment exist. Our impairment review is based on a discounted cash flow approach that uses our estimates of market share, revenues and costs for each operating segment as well as appropriate discount rates. The estimates that we have used are consistent with the plans and estimates that we are using to manage the underlying business. If we fail to achieve our estimates of market share or if labor markets fail to improve, we may incur further charges for impairment of goodwill.

        Net loss was $367.4 million for the nine months ended September 30, 2002, compared with a net loss of $15.5 million for the prior period.

The Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

        Total revenues for the year ended December 31, 2001 were $1,287.8 million, a decrease of $37.3 million or 2.8% as compared to total revenues of $1,325.1 million for 2000. The decrease is primarily a result of softening global labor markets in the latter portion of 2001, offset by the number of purchase acquisitions in our eResourcing business in 2001. Net revenues for the year ended December 31, 2001 was $571.5 million, a decrease of $83.7 million or 12.8% versus $655.2 million in 2000. The decrease in net revenues was mainly a result of increased pricing pressure from clients and competitors for temporary contractors throughout 2000 and into 2001, and the effects of a weaker labor market on both executive and mid-level placement services in 2001.

        eResourcing net revenues were $462.1 million for the year ended December 31, 2001, a $14.6 million decrease or 3.1%, compared to net revenues of $476.7 million for 2000, primarily as a result of lower permanent placement billings and the weak economic environment in the U.S. and U.K. in the 2001 period.

        Executive Search net revenues of $109.5 million in 2001 were down 38.7% from $178.4 million in the same period in 2000, again reflecting the continued impact that the slowing U.S. economy is having on executive level search bookings, particularly in the U.S. financial services and information technology sectors.

        Total operating expenses for the year ended December 31, 2001 were $599.7 million compared with $655.7 million for 2000. The decrease of $56.0 million or 8.5% is due primarily to strategic cost cutting to keep costs in line with our declining revenue base and benefits derived from the integration of our acquired businesses. Salaries and related expenses decreased $40.7 million, primarily reflecting lower staff compensation costs and a reduction in headcount as a result of the economic downturn in the United States and Europe. Office and general expenses decreased $12.9 million reflecting lower occupancy costs and properties that were exited in connection with the integration of our acquisition strategy.

        Merger and integration expenses reflect costs incurred as a result of pooling of interests transactions and the planned integration of such companies. For the year ended December 31, 2001, merger and integration costs were $43.2 million, a decrease of $7.8 million or 15.3%, compared with $51.0 million for the same period in 2000. Merger and integration expense includes office integration costs, the write-off of fixed assets that will not be used in the future, separation pay, professional fees, and employee stay bonuses to certain key personnel of the merged companies. The $7.8 million decrease reflects the finalization of our exit strategies related to our pooled businesses. There were four pooling of interest transactions for the year ended 2001, compared to eight pooling of interest transactions in 2000.

        Amortization of intangibles was $14.3 million for the year ended December 31, 2001 compared to $8.9 million for the same period in 2000. The increase is due to our continued growth through acquisitions. As a percentage of total revenues, amortization of intangibles was 1.1% and 0.7% for the years December 31, 2001 and 2000, respectively. Furthermore, goodwill arising on acquisitions occurring after July 1, 2001 has not been amortized in accordance with SFAS 142.

        As a result of the above, our loss from operations for the year ended December 31, 2001 was $28.2 million, an increase of $27.6 million from an operating loss of $0.6 million for the comparable period in 2000.

        Net interest expense was $1.9 million for the year ended December 31, 2001 compared to $5.3 million in 2000. The decrease of $3.4 million reflects the pay-off of debt incurred in pooling of interest transactions and substantially lower U.S. interest rates in 2001, offset by interest on acquisition notes payable entered into throughout 2001.

        The provision for income taxes for the year ended December 31, 2001 was $3.7 million on a pretax loss of $30.4 million, compared with a provision of $9.6 million on pretax loss of $7.3 million for 2000. We have provided tax in profitable jurisdictions, and recorded a full valuation allowance on the tax benefit of losses in certain jurisdictions where it cannot currently be demonstrated that it is more likely than not that the tax benefits of the net operating losses will be realized. In each period, the effective tax rate differs from the U.S. Federal statutory rate of 35% due to valuation allowances on deferred tax assets and net operating losses, certain non-deductible expenses such as amortization, and merger costs from pooling of interests transactions, profits from certain pooled entities which are not taxed at the corporate level prior to acquisition and variations from the U.S. tax rate in foreign jurisdictions and other international tax strategies.

        As a result of the above we incurred a net loss of $34.2 million for the year ended December 31, 2001, compared with net loss of $16.9 million for the year ended December 31, 2000.

The Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

        Revenues for the year ended December 31, 2000 were $1,325.1 million, an increase of $195.1 million or 17.3% as compared to revenues of $1,130.0 million for the year ended December 31, 1999. This increase in revenues resulted primarily from organic growth in our Executive Search business and purchase acquisitions in our eResourcing division. As a result of the strong economic environment in the U.S., total net revenues for the year ended December 31, 2000 were $655.2 million, an increase of $118.7 million or 22.1% versus $536.5 million for the twelve months ended December 31, 1999.

        eResourcing net revenues increased 31.3% to $476.7 million for the twelve months ended December 31, 2000 compared to $363.2 million for the year ended December 31, 1999, reflecting the strong global labor market and increased demand for permanent and contract professional employees, particularly in mid-level management and information technology positions. Furthermore, we completed 12 purchase acquisitions in our eResourcing division in 2000 compared to 8 in 1999.

        Executive Search net revenues were $178.4 million for the twelve months ended December 31, 2000 an increase of 3.0% from $173.3 million for the year ended December 31, 1999, also reflecting the strong labor market, demand for senior executive positions and an increase in average billings per consultant.

        Total operating expenses for the year ended December 31, 2000 were $655.7 million compared with $553.7 million for 1999. The increase of $102.0 million or 18.4% is due primarily to acquisitions, internal growth, a $91.4 million increase in salary and related expenses and a $7.0 million increase in office and general expenses.

        The increase in salary and related and marketing and promotion expenses reflects the strong labor environment in 1999 and throughout much of 2000 as well as 12 acquisitions in 2000 accounted for as purchases, all in our eResourcing division. The increase in office and general expenses relates primarily to higher information technology costs and depreciation expense, primarily as a result of our increased acquisition activity in 2000.

        Merger and integration expenses for the year ended December 31, 2000 were $51.0 million, an increase of $4.1 million or 8.8%, compared with $46.9 million for the same period in 1999. Costs incurred were a result of pooling of interests transactions that occurred during the respective years and the planned integration of such companies. In 2000 and 1999, merger and integration expense consists primarily of office integration costs, the write-off of fixed assets which will not be used in the future, separation pay, professional fees, and employee stay bonuses to certain key personnel of the merged companies. In addition, during the year ended December 31, 1999, we wrote off receivables that reflected the effects of uncollectible search fees as a result of the loss of Executive Search consultants and non-cash compensation expense related to the accelerated vesting of employee stock and stock option grants.

        Amortization of intangibles was $8.9 million for the year ended December 31, 2000 compared to $4.3 million for the year ended December 31, 1999. The increase is due to our continued growth through acquisitions. As a percentage of revenues, amortization of intangibles was 0.7% and 0.4% for the years ended December 31, 2000 and 1999, respectively.

        As a result of the above, operating loss for the year ended December 31, 2000 was $0.6 million, compared to an operating loss of $17.2 million for the comparable period in 1999, a decrease of $16.6 million.

        Net interest expense was $5.3 million for the year ended December 31, 2000 compared to net interest expense of $7.1 million in 1999.

        The provision for income taxes for the year ended December 31, 2000 was $9.6 million on a $7.3 million pretax loss, compared with a provision of $13.3 million on a $26.4 million pretax loss for the year ended December 31, 1999. We have provided for tax in profitable jurisdictions, and recorded a full valuation allowance on the tax benefit of losses in certain jurisdictions where it cannot currently be demonstrated that it is more likely that not that the tax benefits will be realized. In each period, the effective tax rate differs from the U.S. Federal statutory rate of 35% due to valuation allowances on deferred tax assets and losses, certain non-deductible expenses such as amortization, and merger costs from pooling of interests transactions, profits from certain pooled entities which are not taxed at the corporate level prior to acquisition and variations from the U.S. tax rate in foreign jurisdictions and other international tax strategies.

        As a result of the above, net loss was $16.9 million for the year ended December 31, 2000 compared to net loss of $39.8 million in 1999.

Liquidity and Capital Resources

        Historically, TMP has managed cash on a centralized basis. Cash receipts associated with our business have largely been retained by TMP and TMP has provided funds to cover our disbursements for operating activities, capital expenditures and acquisitions. The cash balances reported by us at September 30, 2002 and the three years ended December 31, 2001 are based on the results of our operations and the net cash resulting from inter-company transfers between us and TMP. The investing and financing activities discussed below were funded as a result of activities entered into by TMP and relating to our operations. The long-term debt amounts reported by us are primarily relate to long-term debt that TMP incurred to acquire businesses and other assets that will be transferred to us immediately prior to the distribution.

        Our liquidity needs arise primarily from capital investment in information technology as well as funding working capital requirements. To ensure long-term liquidity, we have historically relied upon TMP's centralized cash management function and TMP's line of credit facility totaling $185 million at September 30, 2002 and December 31, 2001. In connection with the distribution, we intend to enter into one or more credit facilities, the terms of which are currently being negotiated. In addition, TMP intends to fund our initial cash requirements upon completion of the spin-off.

        During the nine months ended September 30, 2002, we used $96.9 million of cash in operating activities, primarily relating to a decline in our revenue base and our net loss of $74.4 million, excluding the non-cash cumulative effect of accounting change of $293.0 million. Also contributing to our use of cash was an increase in working capital of $83.0 million which includes $18.8 million of payments related to our business reorganization and other special charges. The increase in working capital was primarily caused by a geographic relocation of our eResourcing division's accounts receivable and collection function within North America during the third quarter of 2002. As a result of the relocation, our days sales outstanding increased from 61 days in June 2002, to 64 days in September 2002, reflecting inefficiencies in our collection process during the transition period. We expect collections and days sales outstanding to improve in the fourth quarter of 2002, bringing our working capital structure more in line with our historical results. Cash flow from operations in the year ended December 31, 2001 was $11.4 million, reflecting decreases in accounts receivable and prepaid expenses, substantially offset by comparable decreases in accounts payable and accrued expenses. These decreases primarily relate to the weakening labor markets globally and the negative impact it had on the revenues of both our Executive Search and eResourcing businesses in the period.

        During the nine months ended September 30, 2002 we used cash in investing activities of $14.6 million, primarily related to capital expenditures in the normal course of operations and payments for restructuring our previously purchased businesses. Cash used in investing activities for the year ended December 31, 2001 was $118.8 million reflecting $103.5 million of cash used for acquisitions and restructuring payments related to our purchased businesses and $15.3 million of capital expenditures.

        During the nine months ended September 30, 2002 and the year ended December 31, 2001 we generated cash from financing activities of $100.4 million and $103.1 million, respectively, primarily as a result of funding from TMP. Cash funding from TMP was partially offset by payments on long-term debt of $47.5 million through September 2002 and $22.5 million in the year ended December 31, 2001. Payments on long-term debt primarily relate to third-party debt that we incurred to acquire businesses in the 2001 period.

        We have entered into various commitments that will affect our cash generation capabilities going forward. Particularly, we have entered into several non-cancelable operating and capital leases for our facilities worldwide. Future minimum lease payments under these commitments as of September 30, 2002 are as follows (amounts in thousands):

	Capital Leases	Operating Leases
Through December 31, 2002	$213	$10,675
2003	390	33,531
2004	274	30,399
2005	190	26,150
2006	117	22,407
Thereafter	—	102,048

	$1,184	$225,210

        Substantially all of the $7.9 million of long term debt on our balance sheet at September 30, 2002 is due within one year with approximately $0.6 million due over the following two years.

        We believe that the cash and cash equivalents to be contributed or made available by TMP supplemented by a line of credit, when negotiated, will provide us with sufficient liquidity to satisfy our working capital needs, capital expenditures, investment requirements and commitments through at least the next twelve months. Our cash generated from operating activities is subject to fluctuations in the global economy and unemployment rates.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS 142. SFAS 141 eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We adopted SFAS 141 as of July 1, 2001.

        As of January 1, 2002, we adopted SFAS 142, which addresses the financial reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill and indefinite-lived assets are no longer amortized but tested for the impairment on an annual basis, or more frequently is circumstances warrant. The provisions of the standard also require the completion of a transitional impairment test in the year of adoption, with any impairment identified upon initial implementation treated as a cumulative effect of a change in accounting principle.

        In conjunction with the implementation of the new accounting standards for goodwill, we have completed the transitional goodwill impairment review. The impairment review is based on a discounted cash flow approach that uses our estimates of future market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of the adoption of SFAS 142, we recorded a non-cash impairment charge or $293.0 million to reduce the carrying amount of goodwill as of January 1, 2002.

        In October 2001, the FASB issued SFAS 144, Accounting for the Impairment of Disposal or Long-Lived Assets ("SFAS 144"). SFAS 144 requires that long-lived assets be measured at the lower of carrying amount of fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. The adoption of SFAS 144 in fiscal 2002 did not have a material effect on our financial condition or results of operations.

        In July 2002, the FASB issued SFAS No. 146, Accounting for Restructuring Costs ("SFAS 146"). SFAS 146 applies to costs associated with an exit (including restructuring) or disposal activity. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require a company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company may not restate its previously issued financial statements. We intend to adopt SFAS 146 for disposal activities initiated after December 31, 2002. Liabilities recognized as a result of disposal activities prior to the adoption of SFAS No. 146 will continue to be accounted for under Emerging Issues Task Force Issue No. 94-3. The adoption of SFAS 146 is not expected to have a material impact of our financial position or results of operations.

        The FASB has released Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS 123, Accounting for Stock-Based Compensation, which provides alternatives and required disclosures for companies electing to account for stock-based compensation using the fair value criteria established by SFAS 123. We intend to account for stock-based compensation under the provisions of APB 25.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The majority of our borrowings are in fixed rate equipment leases and seller financed notes. The carrying amounts of long-term debt approximates fair value, generally due to the short-term nature of the underlying instruments. We do not trade derivative financial instruments for speculative purposes.

        We also conduct operations in various foreign countries, including Australia, Belgium, Canada, France, Germany, Italy, the Netherlands, New Zealand and the United Kingdom. For the nine months ended September 30, 2002 approximately 67% of our revenues were earned outside the United States and collected in local currency and related operating expenses were also paid in such corresponding local currency. Accordingly, we will be subject to increased risk for exchange rate fluctuations between such local currencies and the dollar.

        The financial statements of our non-U.S. subsidiaries are translated into U.S. dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of stockholders' equity. During the nine months ended September 2002, we had a translation gain of $26.8 million, primarily attributable to the weakening of the U.S. dollar against the Australian dollar, the British pound, and the Euro.

BUSINESS

General

        We are one of the world's largest specialized staffing and executive search firms. We provide selection services on a permanent, contract and temporary basis, as well as executive search and career management services to clients operating in a wide range of sectors. We focus on mid-level executives in specialized professional areas and at the senior executive level. We currently employ approximately 4,000 employees in 31 countries. We are organized into two divisions, eResourcing and Executive Search.

        eResourcing.    Our eResourcing division primarily focuses on mid-market executive search and professional temporary and contract businesses. We focus on mid-level executives and professionals who typically earn between $50,000 and $150,000 annually, and possess the set of skills and/or profile outlined by our clients. In the case of the temporary and contracting business, we place professionals and executives in temporary assignments that can range from one day to more than 12 months. Our sales strategy focuses on clients operating in particular sectors, such as health care, financial services, and technology and communications. We supply candidates in a variety of specialist fields such as law, accounting, banking and finance, health care, engineering, technology and scientific, regardless of contract length. We use both traditional and interactive methods to select potential candiates for our clients, employing a suite of products which assess talent and help predict whether a candidate will be successful in a given role.

        Within the eResourcing division, we also provide a variety of other services, including career management, executive assessment and coaching, and human resources consulting. These service offerings are growing rapidly and we believe, will help balance the cyclical nature of our core offerings. These services allow us to offer clients a comprehensive set of human capital management services, ranging from temporary workers, to assessment or coaching of permanent staff to recruitment or search for permanent workers, to outplacement.

        eResourcing operates on a global basis with our revenues divided approximately evenly among North America, Europe and the Asia/Pacific region, primarily Australia and New Zealand.

        Executive Search.    We offer an advanced and comprehensive range of executive search services aimed at finding the appropriate executive or professional for a wide range of clients operating in sectors such as health care, technology, financial services, retail and consumer and industrial. We also have an active practice in assisting clients who desire to augment their boards of directors. Our executive search service identifies senior executives who typically earn in excess of $150,000 annually.

        Executive Search operates on a global basis with our revenues primarily derived from North America and the remainder primarily from Europe.

Industry Overview

        Mid-Market Selection and Temporary Contracting.    The mid-market selection industry, which encompasses our eResourcing business, is generally comprised of professionals who typically earn between $50,000 and $150,000 annually. According to the Staffing Industry Report, the United States temporary staffing market grew from approximately $77 billion in revenue in 1999 to approximately $97 billion in revenue in 2001. The temporary staffing industry has experienced significant growth in response to the changing work environment. This growth is the result of a number of factors, but principally the challenge posed by increasing global competition and the market driven demand for increased efficiency. In recent years, many employers have responded to these challenges by turning to temporary and contract personnel to keep personnel costs variable, achieve greater flexibility, outsource highly specialized skills, and avoid the negative effect of layoffs. There has been significant growth, within the general temporary market, in the use of temporary or contract workers in professional fields. In the area of technology specialists, demand is also driven by the need for new or additional skills, or project work related to the implementation of new technology. In other fields, demand is driven by peak or special needs, or a "try before buying" hiring philosophy. We believe fundamental changes in the employer-employee relationship will continue to occur, with employers developing increasingly stringent criteria for permanent employees, while moving toward project-oriented temporary and contract hiring.

        Executive Search.    The market for executive search firms is generally separated into two broad categories: retained executive search firms and contingency executive search firms. Retained executive search firms service their clients' senior management needs by acting in an ongoing client-consultant relationship to actively identify, evaluate, assess and recommend to the client suitable candidates for senior level positions. Retained executive search firms are generally engaged on an exclusive basis and paid a contractually agreed-to fee. Contingency executive search firms are generally paid a percentage of the hired candidate's salary only when a candidate is successfully placed with the client. We provide executive search services on a retained basis. Our Executive Search service identifies senior executive candidates who typically earn in excess of $150,000 annually.

Our Human Capital Solutions

        eResourcing.    Candidates for mid-level management positions were traditionally attracted by classified advertising or chosen through the use of computerized database files, a process we call "selection." We have enhanced the selection process through the use of interactive media and online resume databases. Prior to providing our clients with a short list of qualified candidates, we screen and interview applicants using traditional and online assessment tools. Upon acceptance of the short list of suitable candidates, the client then proceeds to interview the selected candidates. The next steps in the process include reference checking, negotiation of an offer, confirmation of acceptance and start date, and performance follow-ups at the end of one and three months.

        For these assignments involving mid-level executives, we have also developed a process which is designed to evaluate a person's capacity to perform in a current or future role. It can be used for internal and external candidates and is based on the premise that if the requirements for an individual job are thoroughly understood, it is possible to develop testing protocols that assess and help predict a candidate's ability to succeed in a specific position. Tools and exercises include aptitude testing, job simulations, behavioral and situational interviews, leadership and team exercises, group discussions, role plays and work sample tests. The goals of the selection process are to put the right people in the right job, boosting both individual job satisfaction and productivity.

        We also provide temporary and contract employees, primarily in Australia, New Zealand, the United States and throughout the United Kingdom. The demand for contract employee services was created by organizations' need for flexible work forces with the types of skills required to meet their particular circumstances in an increasingly competitive market. Through our temporary contracting services, we place qualified executives and professionals in temporary positions, or for specific short-term projects. Contractors can be used for emergency support or to complement or supplement the skills of a client's core, permanent staff. Contracting can also be linked to our selection services, with the client using a "try before you buy" strategy.

        Executive Search.    We offer an advanced and comprehensive range of executive search services on a retained search basis, focusing on those executives earning in excess of $150,000 annually. We currently have 30 executive search offices in 13 countries.

        We employ a multilevel process to identify appropriate candidates for our clients. This process begins with our analysis of the vacant position and our thorough understanding of it and the client's workplace. The vacancy is then matched against a pool of qualified candidates. We then assist the client with the interview process and help the client structure the compensation package for the best candidate.

        Our Executive Search business has six specialty practice groups which are designed to enable us to better understand the market conditions and strategic management issues faced by clients within their specific industry. Our specialty practice groups are each comprised of consultants who have extensive backgrounds in placing executives in certain positions within an industry. Our specialty practices are: Energy/Natural Resources, Professional Services, Supply Chain Management, Legal, Human Resources and Boards of Directors.

Strategy

        Our strategy to grow our business is based on the following elements:

          Maximize the benefit of our global operating platform

      •
      We believe that our global presence provides us with a significant competitive advantage. With an active presence in the Americas, Europe and Asia Pacific we are able to provide our entire suite of services on a local, cross-border and inter-regional basis. We believe that there are significant opportunities to further leverage our global platform both with new and existing clients.

          Maintain and expand our focus on specialized practice areas

      •
      Management believes that we have established market leadership in several specialty practice areas including our insurance practice in North America, legal practice in Europe and accounting and finance practice in Australia/New Zealand. We intend to pursue leading positions in other specialized practice areas, such as our health care and government services practices, on a global basis.

          Promote cross-selling initiatives between our eResourcing and Executive Search divisions

      •
      We believe that there are significant opportunities to sell additional products and services to our existing clients. For example, there are opportunities for our Executive Search consultants to promote or sell our eResourcing offerings. To date we have implemented compensation incentives to encourage cross-selling but intend to focus further on these opportunities.

          Focus on expansion of the temporary/contracting revenue base

      •
      Consistent with global employment trends, we believe that temporary/contract staffing provides us with the greatest growth opportunity as well as the most stable revenue stream within our specialized practice groups. While over 70% of our revenue currently comes from temporary/contract staffing, we intend to focus further on growing this segment as a percentage of our total revenues.

Sales and Marketing

        We maintain separate sales and marketing staffs for our eResourcing and Executive Search businesses. Our sales, marketing and customer service staffs are divided along industry sectors, such as health care, financial services, technology, consumer and retail. In some countries, such as the United States and the United Kingdom, our sales force is also organized according to the specialized professional qualifications of candidates, such as accounting, banking and finance, legal, engineering, scientific and human resource professionals. In some instances, sales personnel is dedicated to sales, but in many other cases we rely on staff within our branch organization to provide both sales and service. We also divide our sales force in eResourcing between temporary contracting and permanent placement. In addition to focusing on sales of the services of its own organization, each sales professional is accountable for, and incentivised to, cross-sell each others products within its existing client base. Our philosophy is to place primary reliance on our field sales force and our branch structure for sales and marketing since we believe that a business service transaction in the human capital industry is best sold on a face-to-face basis. We also use broad based media (Internet and business publications) and trade publications to promote the Executive Resourcing brand.

Clients

        Our clients include small to large-sized organizations, enterprises, government agencies and educational institutions. No one client accounts for more than 5% of our total annual commissions and fees. At September 30, 2002, we had over 10,000 eResourcing clients and over 1,000 executive search clients.

Competition

        The markets for our services and products are highly competitive and are characterized by pressure to reduce prices, incorporate new capabilities and technologies, and accelerate job completion schedules.

        We face competition from other executive search, selection and temporary contracting agencies, many of which are far larger than us. Many of our competitors or potential competitors have long operating histories, and some have greater financial, management, technological, development, sales, marketing and other resources than do we. In addition, our ability to maintain our existing clients and generate new clients depends to a significant degree on the quality of our services, pricing and our reputation among our clients and potential clients.

Employees

        We employ approximately 4,000 people worldwide. Our employees are not represented by a labor union or a collective bargaining agreement. We regard the relationships with our employees as satisfactory.

Properties

        Substantially all of our offices are located in leased premises.

        Our principal office is currently located at 622 Third Avenue, New York, New York, where we occupy approximately 40,000 square feet of space under a lease held by TMP Worldwide Inc. expiring in July 2015.

        We also have leases covering local offices throughout the United States and in the foreign countries where we have operations.

        All leased space is considered to be adequate for the operation of our business, and no difficulties are foreseen in meeting any future space requirements.

Legal Proceedings

        We are involved in various legal proceedings that are incidental to the conduct of our business. We are not involved in any pending or threatened legal proceedings which we believe could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        The executive officers and directors of Executive Resourcing are as follows:

Name	Age	Position
Jon F. Chait	52	Chairman of the Board, Chief Executive Officer and Director

        Jon F. Chait joined TMP as the Chief Executive Officer of Executive Resourcing in October 2002. Prior to joining Executive Resourcing, Mr. Chait was the Chairman and Chief Executive of Spring Group plc from May 2000 through July 2002. From 1998 through 2000 Mr. Chait founded and acted as Chairman of Magenta Limited (a software development firm), which was subsequently sold to Spring Group plc. Mr. Chait served as the managing director, international operations of Manpower Inc. from 1995 to 1998, prior to that time he served as an executive vice president at Manpower Inc. Mr. Chait is also a director of the Marshall and Illstey Corporation and Krueger Inc., a manufacturer of office furniture.

Committees of the Board of Directors

        We will have two standing committees: Compensation and Audit.

        Compensation Committee.    The compensation committee will be charged with recommending to the board the compensation for our executives and administering our stock option and benefit plans. The compensation committee will periodically review the compensation philosophy, policies and practices of Executive Resourcing and make recommendations to the board of directors concerning major changes as appropriate. The members of the compensation committee will be independent directors.

        Audit Committee.    The audit committee will be charged with reviewing and evaluating the scope of the audits to be performed, the adequacy of services performed by, and fees and compensation of the independent auditors and receive and review a report from the independent auditors prior to the publication of the audited financial statements of Executive Resourcing. It will also select the independent auditors to examine the financial statements of Executive Resourcing for the next year. The audit committee will review and evaluate the scope and appropriateness of Executive Resourcing's internal audit programs and plans and its system of internal control. The audit committee will review and evaluate the appropriateness of Executive Resourcing's accounting principles and practices and financial reporting. The audit committee will be comprised of independent directors.

Compensation of Directors

        Each of our non-employee directors will receive an annual cash fee for services rendered as a director, plus a per meeting fee for each meeting of the board of directors or committee of the board of directors attended in person or telephonically. These amounts have not yet been determined.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers will serve as a director or member of the compensation committee or other board committee performing equivalent functions.

Compensation of Executive Officers

        The following table sets forth information concerning annual and long-term compensation for services rendered to TMP or the applicable subsidiary for fiscal 2001, 2000 and 1999 by those persons who are expected to be the Chief Executive Officer and the other four most highly compensated executive officers of Executive Resourcing (determined by reference to fiscal 2001 compensation) immediately following the distribution (the "Named Executive Officers").

EXECUTIVE COMPENSATION SUMMARY TABLE

					Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/SARs	All Other Compensation
Jon F. Chait	2001	$0	$0	$0	—	—
	2000	0	0	0	—	—
	1999	0	0	0	—	—

Option Grants in Last Fiscal Year

        The following table sets forth information with respect to the options to purchase TMP common stock granted to each of the Named Executive Officers in 2001. No stock appreciation rights were granted in 2001.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted(#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)
			Exercise or Base Price ($/sh)
Name				Expiration Date	5%($)	10%($)
Jon F. Chait	0	—	—	—	—	—

Option Values for 2001

        The following table sets forth information with respect to (i) TMP shares acquired upon the exercise of stock options in 2001, (ii) the number of securities underlying unexercised options and (iii) the value of unexercised options held by the Named Executive Officers.

			Number of Securities Underlying Unexpected Options at Year End		Value of Unexercised In-the-Money Options at Year End(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jon F. Chait	0	—	—	—	—	—

Long Term Incentive Plan

        We plan to adopt a long term incentive plan (the "Plan") prior to the consummation of the distribution. Upon adoption, the Plan will authorize the grant of stock options, stock appreciation rights ("SARs"), restricted stock, performance-based awards and other equity-based awards (including, without limitation, phantom stock, stock bonus awards and dividend equivalents) to any member of Executive Resourcing's board of directors (whether or not an employee of Executive Resourcing or its affiliates), any officer or other employee of Executive Resourcing or its affiliates or any consultant or other independent contractor who performs or will perform services for Executive Resourcing or its affiliates. In addition, each non-employee director of Executive Resourcing will receive an automatic grant of a stock option to purchase    shares of Executive Resourcing common stock under the Plan upon his or her commencement of service as a non-employee director and each non-employee director will also receive an automatic annual grant of a stock option to purchase    shares of common stock of Executive Resourcing on the day following each Annual Meeting of Stockholders that occurs at least one year after his or her commencement of service as a non-employee director.

        Subject to adjustment to reflect stock dividends and other capital changes,                        shares of Executive Resourcing common stock may be issued under the Plan. Shares subject to awards under the Plan that are canceled, expired, terminated or settled in cash shall again be available for issuance under the Plan. Shares of Executive Resourcing common stock available for issuance under the Plan may be either authorized and unissued or held by Executive Resourcing in its treasury.

        Subject to adjustment to reflect stock dividends and other capital changes, the maximum number of shares of Executive Resourcing common stock with respect to which stock options, SARs or any other awards may be granted under the Plan to any person for any calendar year shall, in each case, be            shares. Not more than $1,000,000 may be paid to any individual under the Plan with respect to any cash performance-based award (or multiple cash performance-based awards ending with or within the same fiscal year).

        The Plan will, except with respect to awards to non-employee directors, be administered by a committee consisting of at least two directors appointed by and serving at the pleasure of our board of directors. Subject to the provisions of the Plan, the committee will, except with respect to awards to non-employee directors, have the authority to grant awards under the Plan, to interpret the provisions of the Plan, to fix and interpret the provisions of agreements governing awards made under the Plan, to supervise the administration of the Plan, and to take such other actions as may be necessary or desirable in order to carry out the provisions of the Plan. The Plan will be administered by our board of directors with respect to discretionary awards to non-employee directors. References herein to the "committee" shall be deemed to be references to our board of directors to the extent that our board of directors is required to administer the Plan.

Employment Agreements

        Executive Resourcing intends to enter into an executive employment agreement with each of the Named Executive Officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        TMP's Chairman and CEO, Andrew J. McKelvey, by virtue of his stock ownership of TMP, will own in excess of 5% of Executive Resourcing's common stock. It is contemplated that for a transition period, not expected to exceed one year, TMP will provide certain administrative and other mutually agreed services to Executive Resourcing. In additition, there will be certain other arrangements between TMP and Executive Resourcing in connection with the spin-off. See "Arrangements Between TMP and Executive Resourcing Related to the Distribution."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        Executive Resourcing is currently a wholly-owned subsidiary of TMP. To the extent directors and executive officers own or will own TMP common stock prior to the distribution, they will receive shares of Executive Resourcing common stock in the distribution on the same basis as other holders of TMP common stock.

        The following table sets forth information regarding the beneficial ownership of Executive Resourcing common stock immediately after the distribution, as if the distribution took place on September 30, 2002 by (1) each person or entity known by TMP who would beneficially own more than 5% of the outstanding Executive Resourcing common stock; (2) each of the persons who are expected to serve as directors of Executive Resourcing; (3) each of the Named Executive Officers; and (4) all persons expected to be Executive Resourcing directors and executive officers after the distribution, as a group. The information below is based on the number of shares of TMP common stock beneficially owned by each entity or person at September 30, 2002 as evidenced by TMP's records and a review of statements filed with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Exchange Act, as adjusted to give effect to the distribution. The percentage ownership of Executive Resourcing common stock held by any entity or person immediately following the distribution will be approximately the same as the percentage ownership of such entity or person immediately prior to the distribution. Percentage ownership is calculated based on 111,165,868 shares of TMP common stock outstanding on September 30, 2002, or                        shares of Executive Resourcing common stock after giving effect to the distribution ratio of one share of Executive Resourcing common stock for every     shares of TMP common stock. Except as set forth in the table below, upon completion of the distribution, we do not expect any entity or person to own more than five percent of Executive Resourcing's outstanding common stock.

        Share ownership of directors and Named Executive Officers is as of September 30, 2002 and includes (i) shares in which they may be deemed to have a beneficial interest; and (ii) shares to be credited to individual accounts in TMP's 401(k) Plan which will receive the Executive Resourcing dividend.

Name of Beneficial Owner	Amount of Beneficial Ownership of Common Stock	Percentage of Common Stock
Andrew J. McKelvey(1)		12.2%
Jon F. Chait	—	—
Putnam Investments, LLC(2)		6.0
Capital Group International, Inc.(3)		10.1
Capital Research and Management Company(4)		11.9
Goldman Sachs Asset Management(5)		5.3
T. Rowe Price Associates, Inc.(6)		5.2

(1)
Includes            shares of common stock owned by Mr. McKelvey's wife,            shares of common stock owned by Mr. McKelvey's daughter and             shares of common stock held by Mr. McKelvey's 401(k) plan.

(2)
Putnam Investments, LLC may be deemed to beneficially own            shares of our common stock which are held of record by clients of Putnam Investments, LLC. Putnam Investments, LLC does not have sole voting or sole dispositive power with respect to any of the shares and has shared voting power with respect to            shares. Information with respect to Putnam Investments, LLC including their percentage ownership, has been derived from their Schedule 13G dated February 15, 2002 as filed with the SEC.

(3)
Capital Group International, Inc. may be deemed to beneficially own            shares of our common stock which are held of record by clients of Capital Group International, Inc. Capital Group International, Inc. has sole voting power with respect to            shares and sole dispositive power with respect to            of the shares and does not have shared voting power or dispositive power with respect to any shares. Information with respect to Capital Group International, Inc. including their percentage ownership, has been derived from their Schedule 13G/A dated May 10, 2002 as filed with the SEC.

(4)
Capital Research and Management Company may be deemed to beneficially own            shares of our common stock which are held of record by clients of Capital Research and Management Company. Capital Research and Management Company does not have sole voting power with respect to any of the shares and has sole dispositive power with respect to            of the shares and does not have shared voting power or dispositive power with respect to any shares. Information with respect to Capital Research and Management Company including their percentage ownership, has been derived from their Schedule 13G/A dated September 9, 2002 as filed with the SEC.

(5)
Goldman Sachs Asset Management may be deemed to beneficially own            shares of our common stock which are held of record by clients of Goldman Sachs Asset Management. Goldman Sachs Asset Management has sole voting power with respect to            shares and sole dispositive power with respect to            of the shares and does not have shared voting power or dispositive power with respect to any shares. Information with respect to Goldman Sachs Asset Management including their percentage ownership, has been derived from their Schedule 13G dated February 14, 2002 as filed with the SEC.

(6)
T. Rowe Price Associates, Inc. may be deemed to beneficially own            shares of our common stock which are held of record by clients of T. Rowe Price Associates, Inc. T. Rowe Price Associates, Inc. has sole voting power with respect to            shares and sole dispositive power with respect to            of the shares and does not have shared voting power or dispositive power with respect to any shares. Information with respect to T. Rowe Price Associates, Inc. including their percentage ownership, has been derived from their Schedule 13G dated February 12, 2002 as filed with the SEC.

DESCRIPTION OF CAPITAL STOCK OF EXECUTIVE RESOURCING

        The following information reflects the Executive Resourcing certificate of incorporation and by-laws as these documents will be in effect at the time of the distribution.

        Our certificate of incorporation provides us with the authority to issue 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. No shares of our preferred stock are outstanding. Based on the number of shares of TMP common stock outstanding as of                            , 2003, and the distribution ratio, we expect that                        shares of our common stock will be distributed to TMP stockholders in the distribution. All of the shares of our common stock to be distributed to TMP stockholders in the distribution will be fully paid and non-assessable and will constitute all the shares of our capital stock that will be outstanding immediately after the distribution.

Executive Resourcing common stock

        Dividends. Each share of Executive Resourcing common stock is entitled to dividends if, as and when dividends are declared by Executive Resourcing's board of directors and paid. Under Delaware corporate law, Executive Resourcing may declare and pay dividends only out of its surplus, or in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of Executive Resourcing has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution. Any dividend so declared and payable in cash, capital stock of Executive Resourcing (other than Executive Resourcing common stock) or other property will be paid equally, share for share, on Executive Resourcing common stock.

        Voting Rights. Each share of Executive Resourcing common stock is entitled to one vote on all matters.

        Liquidation Rights.    In the event of the liquidation, dissolution or winding up of Executive Resourcing, holders of the shares of Executive Resourcing common stock are entitled to share equally, share for share, in the assets available for distribution.

        Other.    No stockholder of Executive Resourcing has preemptive or other rights to subscribe for additional shares of Executive Resourcing.

Executive Resourcing preferred stock

        Executive Resourcing preferred stock may be issued from time to time in one or more series as determined by the Executive Resourcing board. The Executive Resourcing board is authorized to issue the shares of Executive Resourcing preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of such Executive Resourcing preferred stock may have the effect of delaying, deferring or preventing a change in control of Executive Resourcing without further action by the stockholders and may adversely affect the voting and other rights of the holders of Executive Resourcing common stock, including the loss of voting control to others. Executive Resourcing currently has no plan to issue any shares of Executive Resourcing preferred stock.

CERTAIN ANTI-TAKEOVER EFFECTS

Delaware Anti-Takeover Law

        Under Section 203 of the Delaware General Corporation Law (the "Delaware Anti-Takeover Law"), certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and any person acquiring 15% or more of the voting stock of such Delaware corporation (an "interested stockholder") are prohibited for a three-year period following the time that such stockholder became an interested stockholder, unless (i) either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder" was approved by the board of directors of the corporation prior to the time the other party to the business combination became an interested stockholder, (ii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers and stock held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan), or (iii) the business combination was approved by the board of directors of the corporation and authorized by 66 2/3% of the voting stock which the interested stockholder did not own. The corporation may opt out of the effect of this statement by (i) including a provision to such effect in the corporation's original certificate of incorporation, or (ii) amendment of the corporation's certificate of incorporation or by-laws approved by holders of a majority of the shares entitled to vote; provided that such amendment shall generally not take effect until 12 months after its adoption and shall not effect any business combination with interested stockholders which are effected during such 12 months. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock. Section 203 could have the effect of delaying, deferring or preventing a change in control of Executive Resourcing.

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of a director's duty of loyalty to us or our stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derives an improper personal benefit. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors' liability, then the liability of our directors shall automatically be limited to the fullest extent provided by law. Our by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. In addition, we plan to enter into indemnification agreements with our directors. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We believe that these contractual agreements and the provisions in our certificate of incorporation and by-laws are necessary to attract and retain qualified persons as directors and officers.

INDEPENDENT ACCOUNTANTS

        The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in the information statement have been audited by BDO Seidman, LLP, as stated in their report appearing herein.

        The board of directors of Executive Resourcing expects to appoint BDO Seidman, LLP as its independent accountants to audit its financial statements as of and for the year ended December 31, 2003.

ADDITIONAL INFORMATION

        Executive Resourcing has filed a Registration Statement with the Securities and Exchange Commission with respect to the Executive Resourcing common stock. This information statement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the schedules and other exhibits thereto, and reference is made to the Registration Statement for further information regarding Executive Resourcing and the Executive Resourcing common stock. In particular, copies of certain agreements and other documents in this information statement are qualified by reference to such agreements and other documents as filed. When the Registration Statement becomes effective, Executive Resourcing will be subject to the reporting requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, and the reports, proxy statements and other information filed by Executive Resourcing with the Commission can be inspected and copied at the Public Reference Room of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Room of the Commission at the address given above. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

        Executive Resourcing intends to apply for the listing of its common stock on The Nasdaq National Market.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TMP Worldwide Inc.
New York, New York

        We have audited the accompanying combined balance sheets of TMP Worldwide Search, Inc. (combined divisions of TMP Worldwide Inc.) and Subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related combined statements of operations, divisional equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of TMP Worldwide Search, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

        The Company represents combined divisions of TMP Worldwide Inc. The Company relies on TMP Worldwide Inc. for administrative, cash management and other services, including financing. The financial position, results of operations and cash flows of the Company differ from those that would have resulted had TMP Worldwide Search, Inc. operated autonomously or as an entity independent of TMP Worldwide Inc. See Note 1 for further explanations regarding allocations of expenses from TMP to the Company and other related information.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP

New York, New York
December 13, 2002

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

COMBINED BALANCE SHEETS

(in thousands)

	December 31,
	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$37,672	$43,375
Accounts receivable, less allowance for doubtful accounts of $11,119 and $12,942, respectively	165,280	225,709
Work-in-process	4,565	10,393
Prepaid and other	38,731	26,104

Total current assets	246,248	305,581
Property and equipment, net	48,369	45,651
Intangibles, net	460,879	306,225
Other assets	10,490	29,135

	$765,986	$686,592

LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable	$36,816	$32,093
Accrued expenses and other current liabilities	122,416	192,627
Accrued integration and restructuring costs	24,199	21,698
Unearned revenue	1,793	1,243
Current portion of long-term debt	52,556	9,252

Total current liabilities	237,780	256,913
Long-term debt, less current portion	2,917	21,441
Other long-term liabilities	2,609	3,858

Total liabilities	243,306	282,212

Commitments and Contingencies
Divisional equity:
Net advances from parent	540,580	413,918
Accumulated other comprehensive loss—translation adjustments	(17,900)	(9,538)

Total divisional equity	522,680	404,380

	$765,986	$686,592

See accompanying notes to combined financial statements.

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,
	2001	2000	1999
Revenues	$1,287,798	$1,325,146	$1,130,010
Direct costs	716,261	669,985	593,532

Net revenues	571,537	655,161	536,478

Operating expenses:
Salaries & related	397,102	437,782	346,382
Office & general	125,767	138,655	131,673
Marketing & promotion	19,371	19,357	21,707
Merger & integration	43,177	50,995	46,873
Restructuring	—	—	2,789
Amortization of intangibles	14,324	8,947	4,297

Total operating expenses	599,741	655,736	553,721

Operating loss	(28,204)	(575)	(17,243)

Other expense:
Interest expense, net	(1,901)	(5,325)	(7,068)
Other, net	(343)	(1,415)	(2,057)

Loss before provision for income taxes and minority interests	(30,448)	(7,315)	(26,368)
Provision for income taxes	3,747	9,552	13,273

Loss before minority interests	(34,195)	(16,867)	(39,641)
Minority interests	—	—	110

Net loss	$(34,195)	$(16,867)	$(39,751)

See accompanying notes to combined financial statements.

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

COMBINED STATEMENTS OF DIVISIONAL EQUITY

(in thousands)

	Year Ended
	2001	2000	1999
Divisional equity, beginning of the year	$404,380	$201,616	$178,880

Net loss	(34,195)	(16,867)	(39,751)
Other comprehensive income (loss)—translation adjustments	(8,362)	(9,610)	525

Total comprehensive loss	(42,557)	(26,477)	(39,226)
Cash transfers from parent, net	125,570	139,485	35,839
Non-cash equity contribution from parent, net	35,287	89,756	26,123

Divisional equity, end of year	$522,680	$404,380	$201,616

See accompanying notes to combined financial statements

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net loss	$(34,195)	$(16,867)	$(39,751)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	33,290	34,555	23,167
Provision (credit) for doubtful accounts	(1,568)	6,917	2,680
Net loss on disposal and write-off of fixed assets	513	70	1,830
Benefit for deferred income taxes	(1,109)	(770)	(796)
Changes in assets and liabilities, net of effects from purchases of businesses:
Decrease (increase) in accounts receivable, net	92,097	(18,263)	(38,917)
Decrease (increase) in work-in-process, prepaid and other	16,173	(31,815)	(6,116)
(Decrease) increase in unearned revenue	229	(1,360)	(1,542)
(Decrease) increase in accounts payable, accrued expenses and other current liabilities	(94,014)	51,151	35,943

Total adjustments	45,611	40,485	16,249

Net cash provided by (used in) operating activities	11,416	23,618	(23,502)

Cash flows from investing activities:
Capital expenditures	(15,297)	(17,046)	(15,650)
Payments for acquisitions and intangible assets, net of cash acquired	(103,488)	(92,445)	(24,156)

Net cash used in investing activities	(118,785)	(109,491)	(39,806)

Cash flows from financing activities:
Net payments on long-term debt	(22,455)	(37,814)	(5,025)
Net cash transfers received from TMP Worldwide Inc.	125,570	139,485	35,839

Net cash provided by financing activities	103,115	101,671	30,814

Effect of exchange rates on cash and cash equivalents	(1,449)	(1,580)	466

Net increase (decrease) in cash and cash equivalents	(5,703)	14,218	(32,028)
Cash and cash equivalents, beginning of year	43,375	29,157	61,185

Cash and cash equivalents, end of year	$37,672	$43,375	$29,157

See accompanying notes to combined financial statements

TMP WORLDWIDE SEARCH, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

1. REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

        Reorganization

        The accompanying combined financial statements include the operations, assets and liabilities of TMP Worldwide Inc.'s ("TMP" or the "Parent") eResourcing and Executive Search business segments. In October 2002, TMP announced a plan to distribute to its shareholders the shares of TMP Worldwide Search, Inc. (the "Company" or "Executive Resourcing"), a wholly owned subsidiary of TMP (the "Distribution"). Immediately prior to the Distribution, TMP will transfer the assets and liabilities of its eResourcing and Executive Search business segments to Executive Resourcing. Those assets and liabilities will be reflected in Executive Resourcing's financial statements at TMP's historical cost.

        The assets and liabilities of the Company consist primarily of businesses TMP acquired (the "Contributed Businesses") at various times from January 1, 1999 through December 31, 2001. The Contributed Businesses include 42 purchase acquisitions made by TMP, and also includes 21 mergers during the three-year period, which were accounted for as poolings of interests.

        Basis of Presentation

        The combined financial statements have been derived from the financial statements and accounting records of TMP using the historical results of operations and historical bases of the assets and liabilities of the Company's business. In connection with the Distribution the intercompany balances due to TMP are expected to be contributed to equity. Accordingly, they are reflected as divisional equity for all periods presented. The Company's costs and expenses in the accompanying combined financial statements include allocations from TMP for executive, legal, accounting, treasury, real estate, information technology, merger and integration costs and other TMP corporate services and infrastructure costs because specific identification of the expenses is not practicable. The total corporate services allocation to the Company from TMP was $27.4 million in 2001, $44.3 million in 2000 and $32.7 million in 1999. The year ended December 31, 2000 also includes $1.1 million of interest expense paid to TMP in 2002 in connection with certain cash funding arrangements in the period. The expense allocations have been determined on the basis that TMP and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company using ratios that are primarily based on the Company's net revenues compared to TMP as a whole. The financial information included herein may not necessarily reflect the financial position and results of operations of Executive Resourcing in the future or what these amounts would have been had it been a separate, stand-alone entity during the periods presented. However, management believes that if the Company had been a stand-alone entity during the periods presented, the expenses would not have been materially different from the allocations presented.

        Business

        Executive Resourcing's business consists of the following business segments:

        eResourcing.    Executive Resourcing's eResourcing division, which focuses on the mid-market selection business, places professionals who typically earn between $50,000 and $150,000 annually, and possess the set of skills outlined by our clients. eResourcing uses traditional and interactive methods to select potential candidates for clients. Temporary contracting supplements the eResourcing selection services, primarily in Australia, New Zealand, the United States and throughout Europe. The division typically places employees, ranging from clerical workers to executives, in temporary situations for as little as one day to over 12 months. Contractors can be used for emergency support or to complement the skills of a client's own staff.

        Executive Search.    The Executive Search division offers a comprehensive range of executive search services aimed at finding the appropriate executive for our clients. Our executive search service identifies senior executives who typically earn in excess of $150,000 annually.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination

        The combined financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions between and among the Contributed Businesses have been eliminated in combination. Transactions and balances between any of the Contributed Businesses and TMP are included in the accompanying combined financial statements.

Nature of Business and Credit Risk

        The Company operates in two business segments: eResourcing and Executive Search. The Company's revenues and net revenues are earned from executive placement services, mid-level employee selection and temporary contracting services. These services are provided to a large number of customers in many different industries. The Company operates principally throughout North America, the United Kingdom, Continental Europe and the Asia-Pacific region (primarily Australia).

        Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable. The Company performs continuing credit evaluations of its customers and does not require collateral. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Fair Value of Financial Instruments

        The carrying amounts reported in the combined balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments.

        The carrying amount reported for long-term debt approximates fair value generally due to the short-term nature of the underlying instruments. In instances where long-term debt carries fixed interest rates, the obligation is recorded at the present value of the future payments.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates include, among others, allocations of costs to the Company by TMP, allowances for doubtful accounts and net realizable values for long-lived assets. Actual results could differ from these estimates.

Cash and Cash Equivalents

        The Company has historically participated in TMP's cash management program, and TMP has substantially funded the Company's cash requirements. Cash balances in excess of daily operating needs were transferred to and invested by TMP in short-term commercial paper rated P1 by Moody's or A1 by Standard & Poors or better.

        Cash and cash equivalents, which consist primarily of commercial paper and time deposits, are stated at cost, which approximates fair value. For financial statement presentation purposes, the Company considers all highly liquid investments having an original maturity of three months or less as cash equivalents. At December 31, 2001 and 2000, outstanding checks in excess of cash account balances were included in accounts payable on the balance sheet.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

Years
Furniture and equipment	4-7
Capitalized software costs	2-5
Computer equipment	3-7
Transportation equipment	3-6

        Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

Capitalized Software Costs

        Capitalized software costs consist of costs to purchase and develop software for internal use. The Company capitalizes certain incurred software development costs in accordance with, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). Costs incurred during the application-development stage for software bought and further customized by outside vendors for the Company's use and software developed by a vendor for the Company's proprietary use have been capitalized. Costs incurred for the Company's own personnel who are directly associated with software development are capitalized as appropriate.

Intangibles

        Intangibles represent acquisition costs in excess of the fair value of net tangible assets of businesses purchased and consist primarily of client lists, trademarks and goodwill. With the exception of goodwill, these costs are being amortized over periods ranging from two to thirty-six years on a straight-line basis. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods ranging from 20 to 30 years. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142") and suspended the amortization of goodwill. In accordance with the transitional provisions of SFAS 142, goodwill arising subsequent to June 30, 2001 has not been amortized, but instead is evaluated for impairment.

Long-Lived Assets

        Long-lived assets, such as client lists, goodwill and property and equipment, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and its eventual disposition is less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. As of December 31, 2001, no impairments have been recorded.

Foreign Currency Translation

        The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Statement of Operations accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the other comprehensive income (loss) account in divisional equity. Gains and losses resulting from other foreign currency transactions are included in other income (expense).

Revenue Recognition

        eResourcing.    For permanent placement services provided by the Company's eResourcing division, a fee equal to between 20% and 30% of a candidate's first year estimated annual cash compensation is billed in equal installments over three consecutive months (the average length of time needed to successfully complete an assignment) and recognized upon successful completion of the placement, net of an allowance for estimated fee reversals. eResourcing's temporary contracting revenues and direct costs are recognized over the contract period as services are performed.

        The Company's eResourcing division's net revenues are affected by the amounts of selection versus temporary contracting revenues and direct costs. Revenues, direct costs and net revenues related to the temporary contracting component of the Company's eResourcing division are as follows:

	Year Ended December 31,
	2001	2000	1999
Temporary contracting revenue	$898,372	$847,705	$741,185
Temporary contracting direct costs	698,598	652,916	590,296

Temporary contracting net revenues	$199,774	$194,789	$150,889

        Executive Search.    Revenue from Executive Search services is recognized when such services are earned and realizable. Revenue consists of retainers and indirect expenses billed to clients. For each assignment, the Company and its client enter into a contract that outlines the general terms and conditions of the assignment. Typically, the Company is paid a retainer for its executive and management search services equal to approximately one-third of the estimated guaranteed first year compensation for the position to be filled. In addition, if the actual compensation of a placed candidate exceeds the estimated compensation, the Company often will be authorized to bill the client for one-third of the excess. Indirect expenses are calculated as a percentage of the retainer with certain dollar limits per search. The Company generally bills its clients for its retainer and indirect expenses in one-third increments over a three-month period commencing in the month of acceptance of the contract by its client and recognize the revenue over this period.

Income Taxes

        For the periods presented, the Company was not a separate taxable entity for federal, state or local income tax purposes and its operating results are included in TMP's tax returns. The Company calculates its income taxes under the separate return method and accounts for deferred tax assets and liabilities under the asset and liability method. This method measures deferred income taxes by applying the enacted statutory tax rates applicable to future years to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized.

Comprehensive Loss

        Comprehensive loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's other comprehensive income (loss) is solely comprised of foreign currency translation adjustments, which relate to investments that are permanent in nature. To the extent that such amounts related to investments that are permanent in nature, no adjustments for income taxes are made.

Foreign Currency Risk Management

        Effective January 1, 2001 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, collectively referred to as SFAS 133. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. The Company has historically participated in TMP's centralized treasury function and therefore, the adoption of this standard does not have a material impact on the Company's financial statements.

Effect of Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS 142. SFAS 141 eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company adopted SFAS 141 as of July 1, 2001.

        As of January 1, 2002, the Company adopted SFAS 142, which addresses the financial reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill and indefinite-lived assets are no longer amortized but tested for the impairment on an annual basis, or more frequently is circumstances warrant. The provisions of the standard also require the completion of a transitional impairment test in the year of adoption, with any impairment identified upon initial implementation treated as a cumulative effect of a change in accounting principle.

        In conjunction with the implementation of the new accounting standards for goodwill, the Company has completed the transitional goodwill impairment review. The results of our impairment review indicated that the carrying value of goodwill may not be recoverable. Accordingly, we recorded a goodwill impairment charge of $293.0 million at January 1, 2002 to reduce the carrying value of goodwill to its estimated fair value. The impairment review is based on a discounted cash flow approach that uses the Company's estimates of future market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of the adoption of SFAS 142, the Company recorded a non-cash impairment charge or $293,000 to reduce the carrying amount of goodwill as of January 1, 2002.

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The Company adopted SFAS 144 as of January 1, 2002. The adoption of this statement did not have a material effect on the Company's financial condition or results of operations.

        In July 2002, the FASB issued SFAS No. 146, Accounting for Restructuring Costs ("SFAS 146"). SFAS 146 applies to costs associated with an exit (including restructuring) or disposal activity. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require a company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company may not restate its previously issued financial statements. The Company intends to adopt SFAS 146 for disposal activities initiated after December 31, 2002. Liabilities recognized as a result of disposal activities prior to the adoption of SFAS 146 will continue to be accounted for under Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). The adoption of SFAS 146 is not expected to have a material impact on the Company's financial position or results of operations.

        The FASB has released Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS 123, Accounting for Stock-Based Compensation, which provides alternatives for companies electing to account for stock-based compensation using the fair value criteria established by SFAS 123. The Company intends to continue to account for stock-based compensation under the provisions of APB 25.

3. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consists of the following:

	December 31,
	2001	2000
Capitalized software costs	$19,356	$13,888
Furniture and equipment	32,691	32,175
Leasehold and building improvements	18,019	17,477
Transportation equipment	2,276	3,683
Computer equipment	34,742	28,549

	107,084	95,772
Less: Accumulated depreciation and amortization	58,715	50,121

Property and equipment, net	$48,369	$45,651

        Property and equipment includes equipment under capital leases at December 31, 2001 and 2000 with a cost of $436 and $438, respectively, and accumulated amortization of $421 and $357, respectively.

4. BUSINESS COMBINATIONS

Merger & Integration Costs Incurred with Pooling of Interests Transactions

        In connection with pooling of interests transactions, the Company expensed merger & integration costs of $43,177 for the year ended December 31, 2001. Of this amount, $10,493 is for merger costs and $32,684 is for integration costs.

        The merger costs of $10,493 for the year ended December 31, 2001 consist of (1) $1,264 of employee stay bonuses and (2) $9,229 of severance and transaction related costs, including legal, accounting, printing and advisory fees, costs incurred for the subsequent registration of shares issued in the acquisitions, and other transaction costs incurred for mergers which were not consummated. The $32,684 of integration costs is detailed in the "Expensed" column of the following schedule of Accrued Integration and Restructuring Costs below.

        The Company expensed merger and integration costs of $50,995 for the year ended December 31, 2000. Of this amount, $24,035 is for merger costs and $26,960 is for integration costs. The $24,035 of merger costs consists of (1) $7,766 of employee stay bonuses and (2) $16,269 of severance and transaction related costs, including legal, accounting, printing and advisory fees and the costs incurred for the subsequent registration of shares issued in the acquisitions. The $26,960 of integration costs is detailed in the "Expensed" column of the following schedule of Accrued Integration and Restructuring Costs below.

        The Company expensed merger and integration costs of $46,873 for the year ended December 31, 1999. Of this amount, $24,734 is for merger costs and $22,139 is for integration costs. The $24,734 of merger costs consists of (1) $7,634 of employee stay bonuses and (2) $17,100 of severance and transaction related costs, including legal, accounting, printing and advisory fees and the costs incurred for the subsequent registration of shares issued in the acquisitions. The $22,139 of integration costs, combined with $2,789 of restructuring costs incurred by a pooled company prior to its merger with the Company, consists of the items in the "Expensed" column of the schedule of Accrued Integration and Restructuring Costs below.

Acquisitions Accounted for Using the Purchase Method

        During the three year period ended December 31, 2001, the Company acquired 42 businesses in its eResourcing and Executive Search divisions that were accounted for under the purchase method of accounting. Substantially all of the businesses acquired by the Company were made to compliment TMP's strategy to service their clients hiring needs globally. Operations of these businesses have been included in the combined financial statements of Executive Resourcing. from their acquisition dates.

        During the year ended December 31, 2001, the Company acquired 20 businesses in its eResourcing division, primarily companies outside of the United States. In connection with these acquisitions, the Company paid cash of approximately $85,734, issued TMP common stock valued at $25,807 and issued notes payable to sellers of acquired companies totaling approximately $38,199. Total goodwill and other intangibles recorded in connection with the Company's 2001 purchase acquisitions was $172,760, including restructuring charges of $26,244.

        During the year ended December 31, 2000, the Company acquired 12 businesses in its eResourcing division. In connection with these acquisitions, the Company paid cash consideration of $93,394, issued TMP common stock valued at $80,754 and issued seller notes of $14,251. The Company recorded $199,895 of goodwill and other intangibles for acquisitions during the year ended December 31, 2000, including restructuring charges of $10,745.

        In 1999, the the Company acquired 8 businesses in its eResourcing division and 2 businesses in its Executive Search division. In connection with these acquisitions, the Company paid cash consideration of $23,494 and issued TMP common stock valued at $21,663. These purchase acquisitions resulted in goodwill and other identifiable intangibles of approximately $31,681, including restructuring charges of $2,229.

        The summarized unaudited pro forma results of operations set forth below for the years ended December 31, 2001 and 2000 assume the acquisitions made by the Company in 2001 and 2000 occurred as of the beginning of the year of acquisition and the beginning of the preceding year.

	Year Ended December 31,
	2001	2000
Net revenue	$607,179	$770,343
Net loss	$(35,146)	$(12,095)

        The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisitions had been completed at the beginning of each of the years presented, nor are the results of operations necessarily indicative of the results that will be attained in the future.

Accrued Integration and Restructuring Costs

        Pursuant to the conclusions stated in EITF 94-3 and EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, in connection with the acquisitions and mergers made in 2001, 2000 and 1999 the Company formulated plans to integrate the operations of such companies. Such plans involve the closure of certain offices of the acquired and merged companies and the termination of certain management and employees. The objectives of the plans are to eliminate redundant facilities and personnel, and to create a single brand in the related markets in which the Company operates.

        In connection with plans relating to pooled entities, the Company expensed $32,684, $26,960 and $22,139 in 2001, 2000 and 1999, respectively, relating to integration activities which are included as a component of merger and integration expenses. Amounts recorded relating to business combinations accounted for as purchases were charged to goodwill.

        Accrued integration and restructuring costs and liabilities are comprised of:

		Additions
Year ended December 31, 2001	Balance December 31, 2000	Charged to Goodwill	Expensed	Utilization	Balance December 31, 2001
Assumed lease obligations on closed facilities	$8,973	$488	$6,835	$(9,575)	$6,721
Consolidation of acquired facilities	8,662	13,240	19,955	(31,431)	10,426
Severance, relocation and other employee costs	4,063	12,516	5,894	(15,421)	7,052

Total	$21,698	$26,244	$32,684	$(56,427)	$24,199

		Additions
Year ended December 31, 2000	Balance December 31, 1999	Charged to Goodwill	Expensed	Utilization	Balance December 31, 2000
Assumed lease obligations on closed facilities	$6,079	$1,170	$5,513	$(3,789)	$8,973
Consolidation of acquired facilities	2,966	3,364	21,279	(18,947)	8,662
Severance, relocation and other employee costs	1,195	6,211	168	(3,511)	4,063

Total	$10,240	$10,745	$26,960	$(26,247)	$21,698

		Additions
Year ended December 31, 1999	Balance December 31, 1998	Charged to Goodwill	Expensed		Utilization	Balance December 31, 1999
Assumed lease obligations on closed facilities	$485	$531	$9,845		$(4,782)	$6,079
Consolidation of acquired facilities	—	—	9,410		(6,444)	2,966
Severance, relocation and other employee costs	92	1,698	3,718		(4,313)	1,195
Provision for uncollectible receivable	—	—	1,955		(1,955)	—

Total	$577	$2,229	$24,928	*	$(17,494)	$10,240

*
Includes $2,789 of restructuring costs relating to a pooled company.

        Accrued liabilities for surplus properties relate to leased office locations of the acquired companies that were either under-utilized prior to the acquisition date or closed by the Company in connection with acquisition-related restructuring plans. The amount is based on the present value of minimum future lease obligations, net of estimated sublease income.

        Costs associated with the consolidation of existing offices of acquired companies relate to termination costs of contracts relating to billing systems, external reporting systems and other contractual arrangements with third parties.

        Estimated severance payments, employee relocation expenses and other employee costs relate to severance of terminated employees at closed locations, costs associated with employees transferred to continuing offices and other related costs. For the three years ended December 31, 2001, severance expense related to approximately 440, 110 and 30 employees, respectively, that were terminated in connection with the Company's exit plans. As of December 31, 2001, the remaining accrual related to approximately 268 employees, including senior management personnel at duplicate corporate headquarters and administrative personnel.

        The Company continues to evaluate and assess the impact of duplicate responsibilities and office locations. In connection with the finalization of preliminary plans relating to purchased entities, additions to restructuring reserves within one year of the date of acquisition are treated as additional purchase price; costs incurred resulting from plan revisions made after the first year are charged to operations in the period in which they occur.

5. INTANGIBLES, NET

        Intangibles, net consists of the following:

	December 31,
			Amortization Period (years)
	2001	2000
Goodwill, net of accumulated amortization of $28,389 and $15,564, respectively	$456,964	$301,759	20 to 30
Other, net of accumulated amortization of $1,531 and $1,322, respectively	3,915	4,466	2 to 36

	$460,879	$306,225

6. SUPPLEMENTAL CASH FLOW INFORMATION

        All required cash payments for interest and income taxes were made by TMP on behalf of the Company and do not necessarily reflect what the Company would have paid had it been a stand alone company and thus, the amounts have not been provided.

        In conjunction with purchase acquisitions, the Company used cash as follows:

	Year Ended December 31,
	2001	2000	1999
Fair value of assets acquired, excluding cash	$137,934	$115,697	$31,583
Less: Liabilities assumed and created upon acquisition	(34,446)	(23,252)	(7,427)

Net cash paid	$103,488	$92,445	$24,156

7. LONG-TERM DEBT

        Long-term debt consists of the following:

	December 31,
	2001	2000
Borrowings under TMP financing agreements, interest payable at 5.0%	$2,284	$3,606
Senior subordinated promissory note issued by pooled companies with interest at 13.5%, repaid upon merger	—	1,980
Pooled companies' line of credit collateralized by assets, repaid upon merger	—	5,481
Acquisition notes payable, non-interest bearing, interest imputed at rates ranging from 5.0% to 9.5%, due in varying installments through 2004, certain noteholders have put options through 2002	50,826	15,952
Capitalized lease obligations, payable with interest from 6.5% to 7.5%, in varying installments through 2006	1,417	1,735
Notes payable, in varying monthly installments maturing through 2002, with interest at rates ranging from 6.5% to 9.5%	946	2,231

	55,473	30,985
Less: Current portion	52,556	9,252
Less: Discount on senior subordinated promissory note	—	292

	$2,917	$21,441

        Debt matures as follows:

December 31, 2001
2002	$52,556
2003	1,579
2004	1,120
2005	123
2006	95

$55,473

8. STOCK COMPENSATION PLANS

        TMP has stock option plans under which the Executive Resourcing employees have been granted options to purchase TMP common stock. Options are granted at not less than fair market value at the grant date (110% of stock value for 10% stockholders). The options have a ten-year term and become exercisable in accordance with a vesting schedule determined by the Board of Directors.

        Upon completion of the distribution the number of shares and exercise price of each stock option will be adjusted so that each option, will have the same aggregate intrinsic value and the same ratio of the exercise price per share to the market value per share, as the TMP stock options prior to the distribution. Vesting provisitions, option terms and other terms and conditions of the TMP options will remain unchanged. No new measurement date is expected to occur upon conversion of the stock options.

        SFAS No. 123, Accounting for Stock-Based Compensation, defines a "fair value method" of accounting for employee stock options. It also allows accounting for such options under the "intrinsic value method" in accordance with APB No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. If a company elects to use the intrinsic value method, then pro forma disclosures of earnings are required as if the fair value method of accounting was applied.

        Management has elected to account for its stock options under the intrinsic value method as outlined in APB No. 25. The fair value method requires use of option valuation models, such as the Black-Scholes option valuation model, to value employee stock options, upon which a compensation expense is based. The Black-Scholes option valuation model was not developed for use in valuing employee stock options. Instead, this model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options. Under the intrinsic value method, compensation expense is only recognized if the exercise price of the employee stock option is less than the market price of the underlying stock on the date of grant.

        The fair value for employee stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2001, 2000 and 1999.

	Year Ended December 31,
	2001	2000	1999
Risk-free interest rate	4.5%	6.3%	6.1%
Volatility factor	75.0%	80.0%	46.0%
Weighted average expected life (in years)	7.5	8	8
Weighted average fair value of TMP options granted during the year	$28.31	$44.57	$18.74

        For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma information is based on the options granted to employees of the eResourcing and Executive Search divisions during the periods of grant. The pro forma information is not necessarily indicative of what the pro forma net loss would have been had the Company been a separate, stand-alone entity during the periods presented, or what the activity may look like in the future.

	Year Ended December 31,
	2001	2000	1999
Pro forma net loss:
As reported	$(34,195)	$(16,867)	$(39,751)
Pro forma	$(67,625)	$(47,199)	$(58,584)

9. PROVISION (BENEFIT) FOR INCOME TAXES

        The components of loss before the provision for income taxes and minority interests are as follows:

	Year Ended December 31,
	2001	2000	1999
Domestic	$(34,001)	$(19,685)	$(56,776)
Foreign	3,553	12,370	30,408

Total loss before provision for income taxes and minority interests	$(30,448)	$(7,315)	$(26,368)

        The provision for income taxes is as follows:

	Year Ended December 31,
	2001	2000	1999
Current tax provision:
U.S. Federal	$—	$1,000	$1,034
State and local	400	500	1,840
Foreign	4,456	8,822	11,195

Total current	4,856	10,322	14,069

Deferred tax benefit:
U.S. Federal	—	—	—
State and local	—	—	—
Foreign	(1,109)	(770)	(796)

Total deferred	(1,109)	(770)	(796)

Total provision	$3,747	$9,552	$13,273

        The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are below:

	December 31,
	2001	2000
Current deferred tax assets (liabilities):
Allowance for doubtful accounts	$1,889	$3,203
Accrued expenses and other liabilities	3,785	2,555
Deferred compensation	1,679	—

Total current deferred tax asset	7,353	5,758

Noncurrent deferred tax assets (liabilities):
Property and equipment	(3,389)	(2,136)
Intangibles	12,547	14,948
Deferred compensation	—	4,078
Tax loss carryforwards	20,077	18,107

Total noncurrent deferred tax asset	29,235	34,997

Valuation allowance	(29,987)	(34,760)

Net deferred tax asset	$6,601	$5,995

        Net deferred tax assets are included in prepaid expenses and other current assets and other long-term assets. Through December 31, 2001, the Company was included in the United States Federal and certain state consolidated tax filings with TMP. The tax provisions and deferred tax assets and liabilities of the Company were calculated as if Executive Resourcing was a separate entity.

        Substantially all tax losses of the Company incurred in the United States have been absorbed by TMP on the consolidated U.S. Federal tax returns. Tax benefits of losses absorbed by TMP in the years ended December 31, 2001, 2000 and 1999 were approximately $14.4 million, $20.6 million and $18.5 million, respectively. The tax benefits absorbed by TMP have been charged to divisional equity, net of the valuation allowances recorded.

        At December 31, 2001, Executive Resourcing has net operating loss carryforwards for U.S. Federal tax purposes of approximately $12.4 million which expire through 2019. These losses comprise pre-acquisition losses of certain acquired companies and are subject to an annual limitation on the amount that can be utilized. In addition, Executive Resourcing had net operating loss carryfowards in the United Kingdom and Australia of approximately $22.0 million and $16.2 million, respectively. The Company has concluded that, based on expected future results and the future reversals of existing taxable temporary differences, there is no reasonable assurance that the entire tax benefits can be utilized. Accordingly, a valuation allowance has been established. The deferred tax benefits from taxable poolings and those derived from the exercise of nonqualified stock options were recorded net of the allowance as additional paid-in capital. As such amounts are used, the valuation allowance will be reduced and the benefit will be recorded as additional paid-in capital.

        The provision for income taxes differs from the amount computed using the Federal statutory income tax rate as follows:

	Year Ended December 31,
	2001	2000	1999
Provision at Federal statutory rate	$(10,656)	$(2,560)	$(9,229)
State income taxes, net of Federal income tax effect	400	500	1,840
Nondeductible expenses (1)	7,042	6,722	4,455
Effect of foreign operations	(2,873)	(6,259)	(561)
Losses (profits) of pooled entities taxed directly to owners	171	(5,578)	(3,733)
Net operating losses retained/utilized by TMP	14,436	20,639	18,459
Change in valuation allowance	(4,773)	(3,912)	2,042

Income tax provision	$3,747	$9,552	$13,273

(1)
Primarily due to nondeductible (i) merger costs, (ii) amortization of intangible assets and (iii) meals & entertainment expenses.

        Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. Such earnings have been and will continue to be reinvested but could become subject to additional tax if they were remitted as dividends, or were loaned to the Company or a U.S. affiliate, or if the Company should sell its stock in the foreign subsidiaries. It is not practicable to determine the amount of additional tax, if any, that might be payable on the undistributed foreign earnings.

10. COMMITMENTS AND CONTINGENCIES

(A) Leases

        The Company leases its facilities and a portion of its capital equipment under operating leases and certain equipment under capital leases that expire at various dates through 2015. Future minimum lease commitments under non-cancelable operating leases and capital leases at December 31, 2001 are as follows:

	Capital Leases	Operating Leases
2002	$850	$42,699
2003	390	33,531
2004	274	30,399
2005	190	26,150
2006	117	22,407
Thereafter	—	102,048

	1,821	$257,234

Less: Amount representing interest	404

Present value of minimum lease payments	1,417
Less: Current portion	784

	$633

        Rent and related expenses under operating leases was $39,379, $33,837, and $28,581 for the years ended December 31, 2001, 2000 and 1999, respectively. Operating lease obligations after 2006 relate primarily to building leases.

(B)  Consulting, Employment and Non-compete Agreements

        The Company has entered into various consulting, employment and non-compete agreements with certain key management personnel, executive search consultants and former owners of acquired businesses. Agreements with key members of management are generally one year in length, on an at will basis, and provide for compensation and severance payments under certain circumstances and are automatically renewed annually unless either party gives sufficient notice of termination. Agreements with certain consultants and former owners of acquired businesses are generally two to five years in length.

(C)  Employee Benefit Plans

        TMP has a 401(k) profit sharing plan that currently covers all eligible Executive Resourcing employees. Matching contributions are primarily a maximum of 2% of eligible payroll of participating employees and paid by a contribution of TMP shares and cash. For the years ended December 31, 2001, 2000 and 1999 costs related to these plans were $184, $410 and $328, respectively. Outside of the United States, TMP has defined contribution employee benefit plans in the countries in which it operates. For the years ended December 31, 2001, 2000 and 1999 costs related to these plans were $1,594, $856 and $1,090, respectively. TMP has made all required payments for matching contributions to the employee benefit plans on behalf of the Company. The Company expects to establish similar plans following the distribution.

(D)  Litigation

        The Company is subject to various claims from taxing authorities, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when the claim becomes probable and the amount due is estimatable. Although the outcome of these legal matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company's financial condition, operations or liquidity.

(E)  Risks and Uncertainties

        The Company has a history of operating losses and has never operated as an independent company. Its operations have been historically financed by TMP. It may be unable to make the changes necessary to operate as a profitable stand-alone business, or secure additional debt or equity financing on terms that are acceptable to the Company. Prior to the distribution, the Company's businesses were operated by TMP as separate segments of its broader corporate organization rather than as a separate stand-alone company. TMP assisted the Company by providing financing, particularly for acquisitions, as well as providing corporate functions such as identifying and negotiating acquisitions, legal and tax functions. Following the distribution, TMP will have no obligation to provide assistance to the Company other than the interim and transitional services, which will be provided by TMP. Because the Company's businesses have never been operated as an independent company, it cannot provide assurance that it will be able to successfully implement the changes necessary to operate independently or that the Company will not incur additional costs operating independently.

11. RELATED PARTY TRANSACTIONS (UNAUDITED)

        In connection with the spin-off, TMP and Executive Resourcing expect to enter into the following agreements:

Employee Benefits Agreement and Plans

        The Company and TMP are expected to enter into an Employee Benefits Agreement, pursuant to which the Company will create independent pension and other employee benefit plans that are substantially similar to TMP's existing employee benefit plans. Generally, following the Distribution, TMP will cease to have any liability to the Company's current employees and their beneficiaries under any of TMP's benefit plans, programs or practices.

Real Estate Agreements

        TMP and the Company are expected to also enter into various leases and sublease arrangements for the sharing of certain facilities for a transitional period on commercial terms. In the case of subleases or sub-subleases of property, the lease term will generally coincide with the remaining term of the primary lease or sublease, respectively.

Transition Services Agreement

        The Company intends to enter into a transition services agreement with TMP effective as of the date of the distribution. Under the agreement, TMP will provide to the Company the administrative, financial, management and other services that are required for a limited time (generally, for one year following the distribution date, except as otherwise agreed with TMP).

        Under the transition services agreement, TMP will provide or arrange to provide services in exchange for fees which the Company believes are similar in material respects to what a third-party provider would charge. Fees for transition services will be based on two billing methods, "agreed billing" and "pass-through billing." Under the agreed billing method, TMP will provide or arrange to provide the Company with services at the costs charged to the Company for those services before the distribution or at TMP's specified cost of providing the services, plus 5% of these costs, in either case subject to increase by TMP, in the exercise of its reasonable judgment, after the distribution. The Company will also reimburse TMP, without mark-up, for third party and out-of-pocket expenses incurred in connection with providing those services. Under the pass-through billing method, the Company will reimburse TMP for all third party expenses, out-of-pocket costs and other expenses incurred in providing or arranging to provide such services.

12. SEGMENT AND GEOGRAPHIC DATA

        The Company operates in two business segments: eResourcing and Executive Search. Operations are conducted in the following geographic regions: North America, the Asia/Pacific Region (primarily Australia and New Zealand), the United Kingdom and Continental Europe.

        Segment information is presented in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). This standard is based on a management approach which requires segmentation based upon the Company's internal organization and disclosure of revenue and operating income based upon internal accounting methods. The Company's financial reporting systems present various data for management to run the business, including internal profit and loss statements prepared on a basis not consistent with generally accepted accounting principles. Corporate level operating expenses are allocated to the segments and are included in the operating results below. Assets are not allocated to segments for internal reporting purposes.

Information by business segment	eResourcing	Executive Search	Total
Year ended December 31, 2001:
Net revenues	$462,077	$109,460	$571,537
Operating loss	$(27,838)	$(366)	$(28,204)
Year ended December 31, 2000:
Net revenues	$476,732	$178,429	$655,161
Operating income (loss)	$(3,355)	$2,780	$(575)
Year ended December 31, 1999:
Net revenues	$363,201	$173,277	$536,478
Operating income (loss)	$36,659	$(53,902)	$(17,243)

Information by geographic region	United States	Australia	United Kingdom	Continental Europe	Other(a)	Total
Year ended December 31, 2001:
Net Revenues(b)	$191,799	$101,823	$133,186	$86,814	$57,915	$571,537
Long-lived assets	$194,644	$15,831	$145,789	$123,155	$29,829	$509,248
Year ended December 31, 2000:
Net Revenues(b)	$263,244	$153,655	$126,535	$89,047	$22,680	$655,161
Long-lived assets	$254,210	$24,297	$23,318	$46,952	$3,099	$351,876
Year ended December 31, 1999:
Net Revenues(b)	$222,659	$140,538	$104,950	$53,640	$14,691	$536,478
Long-lived assets	$142,588	$18,865	$9,535	$16,562	$2,849	$190,399

(a)
Includes the Americas other than the United States and Asia-Pacific other than Australia.

(b)
Revenues are generally recorded on a geographic basis according to the location of the operating subsidiary.

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

COMBINED CONDENSED BALANCE SHEETS

(in thousands)

	September 30, 2002	December 31, 2001
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$28,928	$37,672
Accounts receivable, net	190,103	165,280
Work-in-process	7,829	4,565
Prepaid and other	26,654	38,731

Total current assets	253,514	246,248
Property and equipment, net	38,665	48,369
Intangibles, net	179,036	460,879
Other assets	12,271	10,490

	$483,486	$765,986

LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable	$27,869	$36,816
Accrued expenses and other liabilities	88,474	122,416
Accrued integration and restructuring costs	13,439	24,199
Accrued business reorganization costs	21,117	—
Unearned revenue	3,774	1,793
Current portion of long-term debt	7,366	52,556

Total current liabilities	162,039	237,780
Long-term debt, less current portion	566	2,917
Other long-term liabilities	2,111	2,609

Total liabilities	164,716	243,306

Commitments and Contingencies
Divisional Equity:
Net advances from parent	309,861	540,580
Accumulated other comprehensive income (loss)—translation adjustments	8,909	(17,900)

Total divisional equity	318,770	552,680

	$483,486	$765,986

See accompanying notes to combined condensed financial statements.

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

COMBINED CONDENSED STATEMENTS OF OPERATIONS

(unaudited)
(in thousands)

	Nine Months Ended September 30,
	2002	2001
Revenues	$812,577	$995,385
Direct costs	484,752	545,258

Net revenues	327,825	450,127

Operating expenses:
Salaries & related	244,079	311,485
Office & general	92,056	94,323
Marketing & promotion	7,898	14,890
Merger & integration	6,056	28,983
Business reorganization and other special charges	53,133	—
Amortization of intangibles	579	10,734

Total operating expenses	403,801	460,415

Operating loss	(75,976)	(10,288)

Other expense:
Interest expense, net	(273)	(1,461)
Other, net	(8)	(223)

Loss before provision (benefit) for income taxes	(76,257)	(11,972)
Provision (benefit) for income taxes	(1,827)	3,574

Loss before accounting change	(74,430)	(15,546)
Cumulative effect of accounting change	(293,000)	—

Net loss	$(367,430)	$(15,546)

See accompanying notes to combined condensed financial statements.

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

COMBINED CONDENSED STATEMENT OF DIVISIONAL EQUITY

(unaudited)
(in thousands)

2002
For the nine months ended September 30:
Divisional equity, beginning of the year	$522,680

Net loss	(367,430)
Other comprehensive income—translation adjustments	26,809

Total comprehensive loss	(340,621)
Cash transfers from parent	147,961
Non-cash distribution to parent	(11,250)

Divisional equity, end of period	$318,770

See accompanying notes to combined condensed financial statements.

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

COMBINED CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)
(in thousands)

	Nine Months Ended September 30,
	2002	2001
Cash flows from operating activities:
Net loss	$(367,430)	$(15,546)

Adjustments to reconcile net loss to net cash used in operating activities:
Cumulative effect of accounting change	293,000	—
Depreciation and amortization	14,738	24,529
Provision for doubtful accounts.	1,259	581
Net gain on disposal and write-off of fixed assets	5,957	(575)
Net loss on write-off of other assets	5,054	—
Benefit for deferred income taxes	—	(1,704)
Changes in assets and liabilities, net of effects from purchases of businesses:
Decrease (increase) in accounts receivable, net	(26,082)	61,384
Decrease (increase) in work-in-process, prepaid and other	1,980	(10,485)
(Decrease) increase in unearned revenues	1,981	(1,408)
Increase in accrued business reorganization costs	21,117	—
Decrease in accounts payable, accrued expenses and other current liabilities	(48,502)	(63,961)

Total adjustments	270,502	8,361

Net cash used in operating activities	(96,928)	(7,185)

Cash flows from investing activities:
Capital expenditures	(6,626)	(12,070)
Payments for acquisitions and intangible assets, net of cash acquired	(7,926)	(77,917)

Net cash used in investing activities	(14,552)	(89,987)

Cash flows from financing activities:
Net payments on long-term debt	(47,540)	(22,910)
Equity received from TMP Worldwide Inc.	147,961	110,490

Net cash provided by financing activities	100,421	87,580

Effect of exchange rate changes on cash and cash equivalents	2,315	(1,579)

Net decrease in cash and cash equivalents	(8,744)	(11,171)
Cash and cash equivalents, beginning of year	37,672	43,375

Cash and cash equivalents, end of period	$28,928	$32,204

See accompanying notes to combined condensed financial statements.

TMP WORLDWIDE SEARCH, INC.
(combined divisions of TMP Worldwide Inc.)

NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

(unaudited)
(in thousands)

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

        The accompanying combined condensed financial statements include the operations, assets and liabilities of TMP Worldwide Inc.'s ("TMP" or the "Parent") eResourcing and Executive Search business segments. In October 2002, TMP announced a plan to distribute to its shareholders the shares of TMP Worldwide Search, Inc. (the "Company" or "Executive Resourcing"), a newly formed, wholly owned subsidiary of TMP (the "Distribution"). Immediately prior to the Distribution, TMP will transfer the assets and liabilities of its eResourcing and Executive Search business segments to Executive Resourcing. Those assets and liabilities will be reflected in Executive Resourcing's financial statements at TMP's historical cost.

        The combined condensed financial statements have been derived from the financial statements and accounting records of TMP using the historical results of operations and historical bases of the assets and liabilities of the Company's business. The Company's costs and expenses in the accompanying combined condensed financial statements include allocations from TMP for executive, legal, accounting, treasury, real estate, information technology, merger and integration costs and other TMP corporate services and infrastructure costs because specific identification of the expenses is not practicable. The total corporate services allocation to the Company from TMP was $28.1 million and $22.5 million for the nine months ended September 2002 and 2001, respectively. The expense allocations have been determined on the basis that TMP and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company using ratios that are primarily based on the Company's net revenues compared to TMP as a whole. The financial information included herein may not necessarily reflect the financial position and results of operations of Executive Resourcing in the future or what these amounts would have been had it been a separate, stand-alone entity during the periods presented. However, we believe that if the Company had been a stand-alone entity during the periods presented, the expenses would not have been materially different from the allocations presented.

        The combined condensed interim financial statements included herein are unaudited and have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

        These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for fair presentation of the information contained herein. It is suggested that these combined condensed financial statements be read in conjunction with the financial statements and notes thereto included elsewhere in this information statement. The Company adheres to the same accounting policies in preparation of interim financial statements. As permitted under generally accepted accounting principles, interim accounting for certain expenses, including income taxes are based on full year assumptions. Such amounts are expensed in full in the year incurred. For interim financial reporting purposes, income taxes are recorded based upon estimated annual income tax rates.

        Executive Resourcing is one of the world's largest executive search and selection agencies. The clients of Executive Resourcing, generally employers and professional recruiters, look to the Company to help them find the right employee, from mid-level candidates to executive level management.

        Executive Resourcing's business consists of the following business segments:

        eResourcing.    The Company's eResourcing division, which focuses on the mid-market selection business, places professionals who typically earn between $50,000 and $150,000 annually, and possess the set of skills outlined by our clients. The Company uses both traditional and interactive methods to select potential candidates for our clients. The Company has also identified a suite of products geared toward this market, which assess talent and help predict whether a candidate will be successful in a given role. Temporary contracting supplements our selection services. The Company places employees, ranging from clerical workers to executives, in temporary situations than can range from one day to more than 12 months. Contractors can be used for emergency support or to complement the skills of a client's own staff.

        For permanent placement services provided by the Company's eResourcing division, a fee equal to between 20% and 30% of a candidate's first year estimated annual cash compensation is billed in equal installments over three consecutive months (the average length of time needed to successfully complete an assignment) and recognized upon successful completion of the placement, net of an allowance for estimated fee reversals. eResourcing's temporary contracting revenues are recognized over the contract period as services are performed.

        The Company's eResourcing division's net revenues are affected by the amounts of selection versus temporary contracting revenues and direct costs. Revenues, direct costs and net revenues related to the temporary contracting component of the Company's eResourcing division are as follows:

	Nine Months Ended September 30,
	2002	2001
Temporary contracting revenue	$589,087	$685,833
Temporary contracting costs	473,289	532,452

Temporary contracting net revenues	$115,798	$153,381

        Executive Search.    The Company's Executive Search division offers an advanced and comprehensive range of executive search services aimed at finding the appropriate executive for our clients. The Company's executive search service identifies senior executives who typically earn in excess of $150,000 annually.

Recently Issued Accounting Pronouncements

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The Company adopted SFAS 144 as of January 1, 2002. The adoption of this statement did not have a material effect on its financial condition or results of operations.

        In July 2002, FASB issued SFAS No. 146, Accounting for Restructuring Costs ("SFAS 146"). SFAS 146 applies to costs associated with an exit (including restructuring) or disposal activity. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under SFAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require a company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company may not restate its previously issued financial statements. Liabilities recognized as a result of disposal activities prior to the adoption of SFAS 146 will continue to be accounted for under Emerging Issues Task Force Issue No. 94-3.

2.  ACCOUNTING CHANGES

        In June 2001, the FASB issued SFAS 141 and SFAS 142. SFAS 141 eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company adopted SFAS 141 as of July 1, 2001.

        As of January 1, 2002, the Company adopted SFAS 142, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill and indefinite-lived intangible assets are no longer amortized but tested for impairment on an annual basis, or more frequently if circumstances warrant.

        The provisions of the standard also require the completion of a transitional impairment test in the year of adoption, with any impairment identified upon initial implementation treated as a cumulative effect of a change in accounting principle.

        In conjunction with the implementation of the new accounting standards for goodwill, the Company has completed the transitional goodwill impairment review. The results of our impairment review indicated that the carrying value of goodwill may not be recoverable. The impairment review is based on a discounted cash flow approach that uses the Company's estimates of future market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of the adoption of SFAS 142, the Company recorded a non-cash impairment charge of $293,000 to reduce the carrying value of its goodwill. The impairment charge has been reflected as a cumulative effect of accounting change in the accompanying combined statement of operations.

        A summary of changes in the Company's goodwill during the nine months ended September 30, 2002, by business segment is as follows:

	December 31, 2001(a)	Additions & Adjustments(b)	Impairments	Currency Translation Adjustment	September 30, 2002
eResourcing	$432,871	$(17,723)	$(274,000)	$28,263	$169,411
Executive Search	24,093	—	(19,000)	410	5,503

Total	$456,964	$(17,723)	$(293,000)	$28,673	$174,914

(a)
Goodwill as of December 31, 2001 is shown net of accumulated amortization of $28,389.

(b)
In the nine months ended September 30, 2002, the business of Sale Search Rekrytering & Urval i Stockholm AB, a July 2001 acquisition, was moved from the Company's eResourcing division to TMP's Monster division as a result of a regional consolidation. As a result, $16,542 of goodwill was transferred from TMP's eResourcing division to TMP's Monster division in the period. Remaining additions and adjustments relate to the Company's integration and restructuring plans and purchase price adjustments related to businesses acquired in 2001.

        As of September 30, 2002 and December 31, 2001, the Company's intangible assets consisted of the following:

	September 30, 2002		December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Goodwill	$174,914	$—	$485,353	$(28,389)
Amortizable Intangible Assets:
Client lists	3,647	(1,652)	3,918	(1,351)
Other amortizable intangibles	4,155	(2,028)	1,528	(180)

Intangible assets	$182,716	$(3,680)	$490,799	$(29,920)

        Amortization expense for the nine months ended September 30, 2002 was $579. Amortization expense for each of the five succeeding years is estimated to be approximately $1.0 million per year.

        SFAS 142 also requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. In accordance with SFAS 142, the Company ceased amortizing goodwill effective January 1, 2002.

        The following tables present a reconciliation of net loss for the nine months ended September 30, 2002 and 2001, and for each of the three years ended December 31, 2001 adjusted to exclude goodwill amortization as follows:

	Nine Months Ended September 30,		Years Ended December 31,
	2002	2001	2001	2000	1999
Net loss reconciliation
Reported net loss	$(367,430)	$(15,546)	$(34,195)	$(16,867)	$(39,751)
Add back: Goodwill amortization	—	10,478	13,532	7,361	2,844

Adjusted net loss	$(367,430)	$(5,068)	$(20,663)	$(9,506)	$(36,907)

3.  BUSINESS COMBINATIONS

Merger & Integration Costs Incurred with Pooling of Interests Transactions

        In connection with pooling of interest transactions, the Company recorded merger & integration costs of $6,056 for the nine months ended September 30, 2002. Of this amount, the Company recorded a $708 benefit for merger costs and expensed $6,764 relating to integration costs.

        The merger benefit of $708 for the nine months ended September 30, 2002 consists primarily of the reversal of previously accrued costs, partially offset by transaction related costs that were recorded in the beginning of 2002. The $6,764 of integration costs consists of the items in the "Expensed" column in the schedule of Accrued Integration and Restructuring Costs below.

        The Company expensed merger & integration costs of $28,983 for the nine months ended September 30, 2001. Of this amount $10,560 is for merger costs and $18,423 is for integration costs.

        The merger costs of $10,560 for the nine months ended September 30, 2001 consist of (1) $1,065 of non-cash employee stay bonuses, including amortization of $180 of compensation expense related to the grant of TMP shares to key personnel of acquired companies who now have remained employees of the Company for a full year and now have earned such shares, (2) $399 paid in cash to key personnel of pooled companies as employee stay bonuses, (3) $6,622 of transaction related costs, including legal, accounting, printing and advisory fees and the costs incurred for the subsequent registration of shares issued in the acquisitions and (4) $2,474 in severance costs for managers and staff of pooled companies. The $18,423 of integration costs consists of: (a) $742 for assumed lease obligations of closed facilities, (b) $14,789 for consolidation of acquired facilities and associated write-offs and (c) $2,892 for severance, relocation and other employee costs.

Accrued Integration and Restructuring Costs

        In connection with its acquisitions, the Company formulated plans to integrate the operations of the acquired companies. Such plans involve the closure of offices and the elimination of redundant management and employees. The objectives of the plans are to take advantage of the Company's existing operating infrastructure and efficiencies or to develop efficiencies from the infrastructure of the acquired companies, and to create a cross-selling platform in the related markets in which the

Company operates. Accrued integration and restructuring charges are not associated with the business reorganization initiatives that the Company announced in the second quarter of 2002.

        In connection with plans to integrate operations of acquired companies, during the nine months ended September 30, 2002, the Company (i) expensed, as a component of merger and integration expenses, $6,764 for companies acquired in transactions accounted for as poolings of interests and (ii) decreased goodwill by $5,103 for companies acquired in transactions accounted for under the purchase method. The decrease in goodwill reflects the reversal of previously accrued costs in connection with our eResourcing purchases. These costs and liabilities include:

		Additions
	Balance December 31, 2001	Charged to Goodwill	Expensed	Utilization	Balance September 30, 2002
Assumed obligations on closed leased facilities	$6,721	$445	$6,967	$(4,670)	$9,463
Consolidation of acquired facilities	10,426	(1,780)	(623)	(4,741)	3,282
Severance, relocation and other employee costs	7,052	(3,768)	420	(3,010)	694

Total	$24,199	$(5,103)	$6,764	$(12,421)	$13,439

        Accrued liabilities for surplus properties relate to leased office locations of the acquired companies that were either under-utilized prior to the acquisition date or have been or will be closed by the Company in connection with acquisition-related restructuring plans. The amount is based on the present value of minimum future lease obligations, net of estimated sublease income.

        Other costs associated with the consolidation of existing offices of acquired companies relate to termination costs of contracts relating to billing systems, external reporting systems and other contractual arrangements with third parties.

        Estimated severance payments, employee relocation expenses and other employee costs relate to severance of terminated employees at closed locations, costs associated with employees transferred to continuing offices and other related costs. For the nine months ended September 30, 2002, severance expense related to approximately 110 employees terminated in connection with the Company's exit plans. As of September 30, 2002, the remaining accrual related to approximately 22 employees including senior management personnel at duplicate corporate headquarters and administrative personnel.

        The Company continues to evaluate and assess the impact of duplicate responsibilities and office locations. In connection with the finalization of preliminary plans relating to purchased entities, additions to acquisition-related restructuring reserves within one year of the date of acquisition are treated as additional purchase price but costs incurred resulting from plan revisions made after the first year will be charged to operations in the period in which they occur.

4.  BUSINESS REORGANIZATION AND OTHER SPECIAL CHARGES

        In the second quarter of 2002, the Company announced a reorganization initiative to further streamline its operations, lower its cost structure, integrate businesses previously acquired and improve its return on capital. This reorganization program includes a workforce reduction, consolidation of excess facilities, restructuring of certain business functions and other special charges, primarily for exiting activities that are no longer part of the Company's strategic plan.

        As a result of the reorganization initiative, the Company recorded business reorganization and other special charges of $53,133 classified as a component of operating expenses, for the nine months ended September 30, 2002. Information relating to the business reorganization and other special charges is as follows:

Workforce Reduction

        In the nine months ended September 30, 2002, the Company incurred business reorganization costs to reduce its global workforce by approximately 600 employees. As a result, the Company recorded a workforce reduction charge of $22,871 for the nine months ended September 30, 2002, primarily relating to severance and fringe benefits. As of September 30, 2002, the remaining accrual related to approximately 300 employees.

Consolidation of Excess Facilities and Other Special Charges

        During the nine months ended September 30, 2002, the Company recorded charges of $30,262 relating to consolidation of excess facilities, and professional fees and other charges. Consolidation of excess facilities includes: (a) $18,304 relating to future lease obligations, non-cancelable lease costs and other contractual arrangements with third parties net of estimated sublease income, and (b) $6,180 for fixed asset write-offs related to property and equipment that was disposed of or removed from operations including leasehold improvements, computer equipment, software and furniture and fixtures. Professional fees and other charges, primarily related to workforce reduction and the items above, were $5,778.

        A summary of the business reorganization costs and other special charges is outlined as follows:

Business Reorganization Costs	Total Charge	Non-cash Charges	Cash Payments	Liability at September 30, 2002
Workforce reduction	$22,871	$(5,054)	$(12,309)	$5,508
Consolidation of excess facilities.	24,484	(8,206)	(4,426)	11,852
Professional fees and other	5,778	—	(2,021)	3,757

Total	$53,133	$(13,260)	$(18,756)	$21,117

5.  SEGMENT AND GEOGRAPHIC DATA

        The Company operates in two business segments: eResourcing and Executive Search. Operations are conducted in the following geographic regions: North America, the Asia-Pacific Region (primarily Australia), the United Kingdom and Continental Europe.

        Segment information is presented in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach which requires segmentation based upon the Company's internal organization and disclosure of revenue and operating income based upon internal accounting methods. The Company's financial reporting systems present various data for management to run the business, including internal profit and loss statements prepared on a basis not consistent with generally accepted accounting principles. Corporate level operating expenses are allocated to the segments and are included in the operating results below. Assets are not allocated to segments for internal reporting purposes.

        The following is a summary of the Company's operations by business segment and by geographic region, for the nine month period ended September 30, 2002 and 2001.

Information by business segment	eResourcing	Executive Search	Total
Nine months ended September 30, 2002:
Net revenues	$275,727	$52,098	$327,825
Operating loss	$(60,245)	$(15,731)	$(75,976)
Nine months ended September 30, 2001:
Net revenues	$363,141	$86,986	$450,127
Operating income (loss)(a)	$(13,731)	$3,443	$(10,288)

(a) Includes goodwill amortization as follows:

eResourcing	$9,478
Executive Search	1,000

Total	$10,478

Information by geographic region	United States	Australia	United Kingdom	Continental Europe	Other(a)	Total
For the nine months ended September 30, 2002:
Net revenues	$89,768	$66,362	$73,281	$60,245	$38,169	$327,825
Long-lived assets	$80,194	$11,000	$61,181	$49,771	$15,555	$217,701
For the nine months ended September 30, 2001:
Net revenues	$152,083	$78,552	$106,314	$66,391	$46,787	$450,127
Long-lived assets	$257,852	$16,594	$119,864	$90,603	$33,549	$518,462

(a)
Includes the Americas other than the United States and Asia Pacific other than Australia.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TMP Worldwide Inc.
New York, New York

        The audits referred to in our report dated December 13, 2002, relating to the combined financial statements of TMP Worldwide Search, Inc. and Subsidiaries, which is contained in Item 15 of this Form 10, included the audits of the combined financial statement schedule listed in the accompanying index. This combined financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the combined financial statement schedule based upon our audits.

        In our opinion, the combined financial statement schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP

New York, New York
December 13, 2002

S-1

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

Column A	Column B	Column C Additions		Column D	Column E
Descriptions	Balance at Beginning of Period	Charged to Costs/Expenses	Charged to Other Accounts(1)	Deductions	Balance at End Of Period
Allowance for Doubtful Acounts
Year Ended December 31, 1999	$6,858	$2,680	$208	$1,492	$8,254
Year Ended December 31, 2000	8,254	6,917	115	2,344	12,942
Year Ended December 31, 2001	12,942	(1,568)	1,692	1,947	11,119
Accrued Integration & Restructuring Reserves
Year Ended December 31, 1999	$577	$24,928	$2,229	$17,494	$10,240
Year Ended December 31, 2000	10,240	26,960	10,745	26,247	21,698
Year Ended December 31, 2001	21,698	32,684	26,244	56,427	24,199

(1)
Represents acquired reserves of purchased companies.

S-2

QuickLinks

[TMP WORLDWIDE INC. Letterhead]
[TMP WORLDWIDE SEARCH, INC. Letterhead]
TABLE OF CONTENTS
SUMMARY
Summary Historical and Pro Forma Financial Data
Summary of the Distribution
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
THE DISTRIBUTION
ARRANGEMENTS BETWEEN TMP AND EXECUTIVE RESOURCING RELATING TO THE DISTRIBUTION
SELECTED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
TMP WORLDWIDE SEARCH, INC. UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET AS OF SEPTEMBER 30, 2002 (dollars in thousands)
TMP WORLDWIDE SEARCH, INC. UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (dollars in thousands)
TMP WORLDWIDE SEARCH, INC. UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 (dollars in thousands)
CAPITALIZATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION SUMMARY TABLE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK OF EXECUTIVE RESOURCING
CERTAIN ANTI-TAKEOVER EFFECTS
LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS
INDEPENDENT ACCOUNTANTS
ADDITIONAL INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) COMBINED BALANCE SHEETS (in thousands)
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) COMBINED STATEMENTS OF OPERATIONS (in thousands)
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) COMBINED STATEMENTS OF DIVISIONAL EQUITY (in thousands)
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) COMBINED STATEMENTS OF CASH FLOWS (in thousands)
TMP WORLDWIDE SEARCH, INC. NOTES TO COMBINED FINANCIAL STATEMENTS (in thousands, except per share amounts)
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) COMBINED CONDENSED BALANCE SHEETS (in thousands)
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) COMBINED CONDENSED STATEMENTS OF OPERATIONS (unaudited) (in thousands)
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) COMBINED CONDENSED STATEMENT OF DIVISIONAL EQUITY (unaudited) (in thousands)
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) COMBINED CONDENSED STATEMENTS OF CASH FLOWS (unaudited) (in thousands)
TMP WORLDWIDE SEARCH, INC. (combined divisions of TMP Worldwide Inc.) NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS (unaudited) (in thousands)
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS